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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Sepracor Inc.
(Name of Subject Company)

Sepracor Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share, and the
Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.
84 Waterford Drive
Marlborough, Massachusetts 01752
(508) 481-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
William J. Grant, Jr. Russell L. Leaf Adam M. Turteltaub Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Hal J. Leibowitz Susan W. Murley Lia Der Marderosian Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.    SUBJECT COMPANY INFORMATION.

(a)   Name and Address.

        The name of the subject company is Sepracor Inc., a Delaware corporation (the "Company" or "Sepracor"), and the address of the principal executive offices of the Company is 84 Waterford Drive, Marlborough, Massachusetts 01752. The telephone number for its principal executive offices is (508) 481-6700.

(b)   Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9") relates is common stock, par value $0.10 per share, and the associated preferred stock purchase rights, of the Company (collectively, the "Shares," each a "Share," and the holders of such Shares "Stockholders"). As of August 31, 2009, 110,992,118 Shares were issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address.

        The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)   Tender Offer.

        This Schedule 14D-9 relates to the cash tender offer (the "Tender Offer" or "Offer") by Aptiom, Inc. ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan ("Parent"), to purchase all of Sepracor's outstanding Shares at a price of $23.00 per Share, net to the seller in cash without interest thereon, less any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase dated September 15, 2009 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by Merger Sub with the U.S. Securities and Exchange Commission (the "SEC") on September 15, 2009.

        The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 3, 2009 (the "Merger Agreement"), by and among Parent, Merger Sub and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), following the time Merger Sub accepts for payment any Shares validly tendered and not properly withdrawn pursuant to the Offer, Merger Sub will merge with and into the Company (the "Merger") and the Company will continue as the surviving company and a wholly-owned subsidiary of Parent (the "Surviving Corporation"), and the separate corporate existence of Merger Sub will cease. At the effective time of the Merger (the "Effective Time"), the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, the Company, Merger Sub, any subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares with respect to which appraisal rights are properly demanded and perfected in accordance with the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration").

        The foregoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1), and (a)(2) to this Schedule 14D-9 and incorporated herein by reference.

        The Schedule TO states that the business address and telephone number of Merger Sub is One Bridge Plaza, Suite 590, Fort Lee, New Jersey 07024 and 201-592-2066, respectively.

        The joint press release issued by the Company and Parent announcing the entry into the Merger Agreement, as well as other publicly filed documents relating to the Offer and the Merger, can be found at our website, www.sepracor.com.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below, the Information Statement or in the Company's Proxy Statement on Schedule 14A filed with the SEC on April 3, 2009, as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Merger Sub or their respective executive officers, directors or affiliates.

(a)   Agreements Between the Company and its Executive Officers and Directors.

        Interests of Certain Persons.    Certain members of the Company's management and Board of Directors (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, the consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to certain executive officers and directors of the Company with respect to severance and certain other benefits as more fully described below.

        Cash Payable for Outstanding Shares Pursuant to the Offer.    If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other stockholders of Sepracor. As of August 31, 2009, the directors and executive officers of Sepracor beneficially owned, in the aggregate, 597,148 Shares, excluding Shares subject to exercise of Options and vesting of Restricted Stock (as discussed, and such capitalized terms are defined, below). If the directors and executive officers were to tender all 597,148 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $13,734,404 in cash pursuant to tenders into the Offer. To the knowledge of Sepracor, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power, except for one director who, because of a purchase of Shares on the open market made within the last six months, will not tender all Shares over which he or she has sole dispositive power. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading "Securities Ownership of Management and Certain Beneficial Owners."

        Effect of the Offer and the Merger Agreement on Sepracor Stock Options.    Under the Merger Agreement, Sepracor agreed to cause each unexercised Option (as defined in the Merger Agreement), whether vested or unvested, that is outstanding immediately prior to the completion of the Merger to become fully vested immediately prior to the Effective Time, and cancelled as of the Effective Time. The holders of each such Option will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the amount of the Offer Price over the exercise price per share of Company common stock subject to such Option and (b) the number of shares of Company common stock subject to such Option, immediately prior to the completion of the Merger, without interest and less any required withholding taxes (such amount, the "Option Spread Value"). The Option Spread Value will be paid to each holder of an Option as soon as practicable after the completion of the Merger but in no event later than three business days after the completion of the Merger. If the exercise price of any Option equals or exceeds the amount of the Offer Price, such Option will be cancelled as of the completion of the Merger without payment of additional consideration, and all rights with respect to such Option will terminate as of the completion of the Merger.

        The table below sets forth information regarding the Options held by Sepracor's directors and executive officers as of August 31, 2009 having an exercise price per share of Company common stock less than $23.00 that would be cancelled and exchanged immediately prior to the completion of the Merger into the right to receive the Option Spread Value.

	Options with Exercise Prices Under $23.00 to be Converted to the Option Spread Value
Name	Number of Shares	Exercise Price per Share
Adrian Adams	225,000	$14.40
	175,000	21.26
Timothy J. Barberich	324,994	6.24
	10,000	14.40
	10,000	21.26
Digby W. Barrios	30,000	6.24
	10,000	14.40
	10,000	21.26
Robert J. Cresci	50,000	6.24
	20,000	12.28
	10,000	14.40
	20,000	21.04
	10,000	21.26
James F. Mrazek	30,000	6.24
	10,000	14.40
	20,000	21.04
	10,000	21.26
Lisa Ricciardi	10,000	14.40
	10,000	21.26
Timothy J. Rink	10,000	14.40
	10,000	21.26
Alan A. Steigrod	15,000	6.24
	10,000	14.40
	10,000	21.26

	Options with Exercise Prices Under $23.00 to be Converted to the Option Spread Value
Name	Number of Shares	Exercise Price per Share
Mark H.N. Corrigan, M.D.	57,500	14.40
	70,000	16.78
	42,165	21.26
Mark Iwicki	57,500	14.40
	42,165	21.26
Andrew I. Koven	57,500	14.40
	92,165	21.26
Richard Ranieri	57,500	14.40
	55,000	18.06
Robert F. Scumaci	2	6.24
	57,500	14.40
	142,165	21.26

        The table below sets forth the Option Spread Value of the Options held by Sepracor's directors and executive officers, as of August 31, 2009, that will be paid following the completion of the Merger.

Name	Total Option Spread Value
Adrian Adams	$2,239,500
Timothy J. Barberich	5,550,299
Digby W. Barrios	606,200
Robert J. Cresci	1,195,000
James F. Mrazek	645,400
Lisa Ricciardi	103,400
Timothy J. Rink	103,400
Alan A. Steigrod	354,800
Mark H.N. Corrigan, M.D.	1,003,267
Mark Iwicki	567,867
Andrew I. Koven	654,867
Richard Ranieri	766,200
Robert F. Scumaci	741,901

        Effect of the Offer and the Merger Agreement on Sepracor Restricted Stock.    All Restricted Stock (as defined in the Merger Agreement) outstanding immediately prior to the completion of the Merger will become fully vested and all restrictions and conditions applicable thereto shall lapse immediately prior to the Effective Time and be cancelled as of the Effective Time. Such Restricted Stock will be exchanged for an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of shares of Restricted Stock, without interest and less any required withholding taxes (such amount, the "Restricted Stock Value"). The table below sets forth the gross Restricted Stock Value of

Restricted Stock that was unvested and held by Sepracor's directors and executive officers, as of August 31, 2009, that will be paid following the completion of the Merger.

Name	Restricted Stock Value
Adrian Adams	$5,558,341
Timothy J. Barberich	1,319,832
Digby W. Barrios	115,000
Robert J. Cresci	115,000
James F. Mrazek	115,000
Lisa Ricciardi	115,000
Timothy J. Rink	115,000
Alan A. Steigrod	115,000
Mark H.N. Corrigan, M.D.	1,625,364
Mark Iwicki	2,813,682
Andrew I. Koven	1,878,364
Robert F. Scumaci	1,581,664
Richard Ranieri	1,418,341

        Employee Stock Purchase Plan.    Under Sepracor's 1998 Employee Stock Purchase Plan, as amended (the "ESPP"), participants are permitted to purchase Shares at a discount on certain dates through payroll deductions within a pre-determined purchase period. Employee directors and executive officers of Sepracor are eligible to participate in the ESPP. Currently, there are no directors or executive officers who participate in the ESPP. Sepracor has agreed to, among other things, limit participation in the ESPP to those employees who were participants as of the date of the Merger Agreement and prohibit, after the date of the Merger Agreement, increases in the rate of payroll deductions or purchase elections by participants in the ESPP. Not later than the Effective Time, the ESPP will be terminated, contingent upon the closing of the Merger, and participants will be permitted to purchase Shares, subject to the terms of the ESPP and the Merger Agreement, with the payroll deductions that have accumulated as of the date of termination.

        Change-in-Control Agreements.    An executive retention agreement is in effect between the Company and Adrian Adams that provides that if there is a change in control of Sepracor, as defined in the agreement, then (i) Mr. Adams will receive an amount equal to three times his highest annual salary and bonus during the five full fiscal years prior to the change in control, (ii) Mr. Adams will continue to receive, for a period of 24 months, benefits comparable to those he was receiving immediately prior to the change in control, with limited exceptions, even if his employment terminates during the 24-month period and (iii) all Options and Restricted Stock held by him will vest in full. There are also executive retention agreements in effect between the Company and certain of its executive officers, including Mr. Adams, Andrew I. Koven, Mark Iwicki, Richard Ranieri, Mark H.N. Corrigan, M.D. and Robert F. Scumaci, which provide that if there is both a change in control of Sepracor, as defined in the agreement, and the executive officer is terminated without cause, or the executive officer resigns for good reason, within 24 months following the change in control, then (i) the executive officer will receive an amount equal to two times his highest annual salary and bonus during the five full fiscal years prior to the change in control, (ii) the executive officer will continue to receive, for a period of 24 months after termination of employment, benefits comparable to those he was receiving prior to termination and (iii) all Options and Restricted Stock held by the executive officer will vest in full. For purposes of the executive retention agreements, termination for "cause" means, in summary, termination as a result of the willful failure by the executive to substantially perform reasonably assigned duties that is not cured within 30 days after written notice from the Board, his willful engagement in illegal conduct or gross misconduct which is materially injurious to Sepracor, or the material breach of the non-competition, non-solicitation and assignment of intellectual property rights provisions of the employment agreement between the executive officer and the Company. Resignation for "good reason" means, in summary, resignation as a result of Sepracor's material breach of the retention agreement, any material adverse change in the executive's title, authorities, duties or relocation of Sepracor's principal offices to an area more than 40 miles from the current location of Sepracor's principal offices. For purposes of the executive retention agreements, "change in control" means, in summary, the acquisition by a person or group of 30% or more of Sepracor's common stock, a change in the majority of the Board, the acquisition of Sepracor by merger, consolidation or reorganization, or the liquidation or dissolution of Sepracor. The foregoing summary is qualified in its entirety by reference to the Information Statement attached hereto as Annex A and incorporated herein by reference, and to Exhibits (e)(6) through (e)(14) attached hereto.

        Effect of the Offer and the Merger Agreement on Employee Benefits.    The Merger Agreement provides that, for a period of one year following the closing of the Merger, Parent will provide, or cause to be provided, to each of the current employees of the Company who continue employment with the Surviving Corporation (i) a base salary or hourly wage rate, and total annual cash incentive opportunity, which is at least equal to such employee's base salary or hourly wage rate and total annual cash incentive opportunity (including targeted cash bonuses) immediately prior to the Acceptance Time (as defined in the Merger Agreement), and (ii) employee benefits (including severance plans) that are at least comparable in the aggregate to those employee benefits provided to them immediately prior to the Acceptance Time. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance.    Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Fifth of Sepracor's Certificate of Incorporation, as amended, provides that to the fullest extent permitted by the DGCL, no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article Thirteenth of Sepracor's Certificate of Incorporation, as amended, provides that, subject to certain limitations and requirements, the Company will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of the Company, or has acted in certain other capacities for the Company, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that with respect to actions brought by or in the right of the corporation no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Company unless, and only to the extent, that the Delaware Court of Chancery, or the court in which such action or suit was brought, has determined that such person is fairly and reasonably entitled to indemnity for such expenses.

        The Merger Agreement provides that Parent and the Surviving Corporation will indemnify, defend and hold harmless the present and former directors and officers of the Company and its subsidiaries (the "Indemnified Parties") against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation in connection with such Indemnified Party serving as an officer or director of the Company or any of the Company's subsidiaries. The Merger Agreement further provides that for a period of six years after the Effective Time, the Surviving Corporation will maintain insurance policies for the individuals who have served as directors and officers of the Company prior to the Effective Time who are covered by the directors' and officers' liability insurance policy currently maintained by the Company that are no less advantageous in the aggregate to the Company's directors and officers; provided that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)   Section 16 Matters.

        Pursuant to the Merger Agreement, Sepracor has agreed to take all steps to cause any dispositions of Shares, options to acquire Shares or any other dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

(c)   Agreements between the Company and Parent.

        The Merger Agreement.    The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Parent, Merger Sub and the Company in relation to the Tender Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub or the Company in the Company's public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Merger Sub or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Tender Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders and are qualified by information set forth on confidential schedules. Accordingly, Stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

        Confidentiality Agreement.    The Company and Parent entered into a confidentiality agreement dated June 13, 2009 (the "Confidentiality Agreement") in connection with a potential negotiated transaction between the parties. Pursuant to the Confidentiality Agreement, Parent agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of Sepracor, and to use such information solely for the purpose of evaluating a possible transaction with Sepracor. Pursuant to the Confidentiality Agreement, Parent also agreed that, for a period of 18 months from the date of the Confidentiality Agreement, unless the Company gave prior written consent, neither Parent nor its representatives would:

  •
  acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or assets of Sepracor or its subsidiaries;

  •
  make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the rules of the SEC) or seek to advise or influence any person or entity with respect to the voting of, any voting securities of Sepracor;

  •
  make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its securities or assets;

  •
  form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing;

  •
  otherwise seek to control or influence the management, Board or policies of the Company;

  •
  take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described above; or

  •
  request the Company or any of its representatives, directly or indirectly, to amend or waive any provision of the foregoing.

        The foregoing "standstill" obligations will terminate upon (a) the acquisition by any person or group of beneficial ownership of voting securities of the Company representing 15% or more of the outstanding voting securities of the Company or the public announcement of such an acquisition, (b) the announcement by any person or group (other than Parent or its affiliates) of a tender offer or exchange offer to acquire voting securities of the Company, which if, successful, would result in such person beneficially owning more than 15% of the then outstanding voting securities of the Company or (c) the entry into by the Company, or determination by the Company to seek to enter into, any merger, sale or other business combination transaction pursuant to which the outstanding voting securities of the Company would be converted into cash or securities of another person or group or 30% or more of the voting securities of the Company would be owned by persons other than the then current holders of shares of common stock of the Company or which would result in all or substantially all of the Company's assets being sold to any person or group.

        In addition, subject to certain exceptions, Parent agreed that, for a period of one year from the date of the Confidentiality Agreement, neither it nor its affiliates would solicit, employ or hire any officers or certain other employees of the Company.

        The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

        Exclusivity Agreement.    The Company and Parent entered into an exclusivity agreement dated August 17, 2009 (the "Exclusivity Agreement") in connection with a potential negotiated transaction between the parties. Pursuant to the Exclusivity Agreement, the Company agreed, among other things, not to (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any offer or proposal to acquire all or any part of Sepracor (including, without limitation, any intellectual property rights of Sepracor) (a "Competing Proposal"), (ii) enter into any agreement or other instrument relating to a Competing Proposal, (iii) participate or engage in discussions or negotiations regarding, or furnish any non-public information for the purpose of knowingly encouraging or knowingly facilitating, any Competing Proposal, (iv) take any other action that is knowingly designed to, or that would reasonably be expected to result in or facilitate, the making or receipt of any Competing Proposal or the consummation thereof or (v) authorize, direct or knowingly permit any of Sepracor's representatives to take such action, in each case, until the earlier of (A) September 8, 2009, (B) the date a definitive agreement with Parent regarding the potential transaction is executed or (C) the date on which Parent determines it does not wish to pursue such potential transaction. The Exclusivity Agreement terminated pursuant to its terms on September 3, 2009.

        The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement. The Exclusivity Agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        Rights Agreement Amendment.    In connection with the Merger Agreement, the Company entered into an amendment (the "Rights Amendment") to the Rights Agreement (the "Rights Agreement") dated June 3, 2002 between the Company and Computershare Trust Company, N.A. (as successor Rights Agent to EquiServe Trust Company, N.A.). The Rights Amendment, among other things, renders the Rights Agreement inapplicable to the Offer and the Merger. The Rights Amendment provides that none of (i) the approval, adoption, execution or delivery of the Merger Agreement, (ii) the commencement or consummation of the Offer, (iii) the exercise of the option to purchase shares of common stock of the Company granted pursuant to Section 1.4 of the Merger Agreement, (iv) the exercise of the option to purchase shares of common stock of the Company granted pursuant to Section 1.5 of the Merger Agreement, (v) the consummation of the Merger, or (vi) the consummation of any of the other transactions contemplated by the Merger Agreement, will (A) result in the rights becoming exercisable or in Parent or its affiliates and associates being deemed an "Acquiring Person" under the Rights Agreement or (B) give rise to any event that would result in the occurrence of a "Stock Acquisition Date" or a "Distribution Date" under the Rights Agreement.

        The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Right Amendment. The Rights Amendment is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

        Ownership of Company Securities.    The Offer to Purchase states that Parent and Merger Sub do not own any Shares.

        Board Designees.    The Merger Agreement provides that after Merger Sub accepts for payment and pays for Shares pursuant to the Offer, Merger Sub will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board, giving effect to the election of any additional directors, and (ii) the percentage that the number of Shares held by Parent and Merger Sub bears to the total number of Shares outstanding. The Company will take all available actions to cause Merger Sub's designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will take all actions necessary to cause individuals designated by Merger Sub to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of directors of each subsidiary (other than any committee of the Board comprised solely of Continuing Directors (as defined below) established to act under the Merger Agreement), that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

        Following the election or appointment of Merger Sub's designees and until the consummation of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by Parent (the "Continuing Directors"), or the approval of both Continuing Directors if there are only two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, any waiver of the Company's rights under the Merger Agreement if such waiver would materially and adversely affect the Company's stockholders, and any other action by the Company relating to the Merger Agreement if such action would materially and adversely affect the Company's stockholders.

        The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Merger Sub intends to designate representatives to the Board from among the directors and officers of Merger Sub and Parent. Background information on these individuals is found in the Information Statement attached to this Schedule 14D-9 as Annex A and incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

(a)   Solicitation/Recommendation.

        During a meeting held on September 2, 2009, the Board, by unanimous vote and upon the unanimous recommendation of the special committee of the Board, (i) declared the Merger Agreement and all of the transactions contemplated thereby, including the Offer, the Majority Protection Option (as defined in the Merger Agreement), the Top-Up Option (as defined in the Merger Agreement) and the Merger, fair to, and in the best interests of, the Company and its stockholders (other than Parent, Merger Sub and their respective affiliates); (ii) recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider the approval of the Merger and the Merger Agreement, if applicable; and (iii) approved the Merger Agreement and authorized the execution and delivery of the Merger Agreement and the negotiation, execution and delivery of any and all agreements, certificates and documents (together with the Merger Agreement, the "Merger Documents") that may be deemed necessary or advisable to perform the obligations of the Company under the Merger Documents or to consummate the transactions contemplated by the Merger.

        Accordingly, the Board unanimously recommends that Sepracor's stockholders ACCEPT the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement and the transactions contemplated thereby, if applicable.

        A copy of the letter to Sepracor's stockholders, dated September 15, 2009, communicating the recommendation of the Board, as well as a joint press release, dated September 3, 2009, issued by Sepracor and Parent announcing the execution of the Merger Agreement, are included as Exhibits (a)(5) and (a)(3) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

(b)   Background of the Transaction.

        As part of the ongoing evaluation of our business, our Board and senior management regularly review and assess different strategies for improving our competitive position and enhancing stockholder value. As part of this ongoing review process, our Board has from time to time considered and discussed with members of our senior management various strategic alternatives, including potential acquisitions, divestitures, in-licensing opportunities and business combinations. In the fall of 2008, the Board indicated to the Company's management that it was amenable to management engaging in initial discussions with respect to potential strategic alternatives.

        In the Fall of 2008, Adrian Adams, our President and Chief Executive Officer, and members of our management team had preliminary discussions with a third party regarding a potential business combination transaction. Also in the Fall of 2008, Mr. Adams and Timothy J. Barberich, our Chairman, had preliminary discussions with a different third party regarding a potential acquisition of the Company. Neither of these discussions proceeded beyond these initial conversations.

        On November 19, 2008, Mr. Adams and William Yelle, our Senior Vice President, Corporate Development and Licensing, met, at the request of the Company, with the chief executive officer and the vice president of investor relations of company A to discuss on a preliminary basis a possible business combination transaction, including possible structures for any such transaction. We subsequently consulted with a financial advisor to advise us on a possible business combination transaction with company A.

        In early December 2008, the chief executive officer of company B approached our management regarding a potential business combination. In early January 2009, Mr. Adams and Andrew I. Koven, our Executive Vice President, General Counsel and Corporate Secretary, Robert F. Scumaci, our Executive Vice President and Chief Financial Officer, and Mr. Yelle, together with a financial advisor to the Company, met with representatives of company B to discuss the business of each company and the possible structure of a business combination transaction.

        On February 12, 2009, Messrs. Adams, Koven and Barberich, together with a financial advisor to the Company, met with members of management of company B to further discuss a possible business combination transaction.

        In February 2009, Mr. Adams received an unsolicited call from an investment banking firm concerning a possible business combination transaction with company C. Members of our management met with the investment banking firm on March 12, 2009 to further discuss a possible transaction with company C.

        On February 19, 2009, Messrs. Adams, Yelle, Barberich, Koven and Scumaci had a conference call with representatives of an investment banking firm to discuss a possible business combination with company D, following an initial call from the investment banking firm in late January 2009. Members of our management team again discussed this opportunity with the investment banking firm on March 6, 2009.

        In early March 2009, the Company and company B mutually decided not to pursue a business combination transaction.

        On March 20, 2009, Mr. Adams spoke by telephone with the chief executive officer of company D to discuss the merits of a possible business combination transaction.

        On March 23 and 24, 2009, Messrs. Adams and Yelle met again with the chief executive officer and the vice president of investor relations of company A to discuss a business combination. At this meeting, the parties discussed the possibility of structuring the transaction as a merger of equals with no premium to the Company's stockholders.

        On March 27, 2009, Mr. Adams spoke by telephone with the chairman of company C to express our interest in further discussions and, on March 31, 2009, Mr. Adams had a preliminary discussion with the chief executive officer of company C concerning a possible business combination transaction.

        On April 7, 2009, Messrs. Adams, Koven, Barberich and Scumaci and Mark H. N. Corrigan, M.D., our Executive Vice President, Research and Development, held a meeting with members of management of company D. At this meeting, each party made a detailed corporate presentation.

        On April 15 and 16, 2009, Messrs. Adams, Yelle, Koven and Scumaci met with the chief executive officer, vice president of investor relations and chief financial officer of company A. At the meeting, the parties shared operating plans, cost strategies and financial models and addressed questions concerning each business. The parties again discussed possible structures for a transaction.

        On April 17, 2009, members of our management met with members of management of company D and advisors for each party to discuss each company's business and a process for conducting due diligence.

        On April 22 and 24, 2009, Mr. Adams and the chief executive officer of company D had telephone conversations in which they agreed to proceed with further due diligence in contemplation of a possible business combination.

        At a meeting of our Board held on April 23, 2009, the Board determined to form a special strategy committee to consider and review certain strategic alternatives, including possible business combination transactions with company A, company C and company D that were then under consideration. The initial members of this committee were Mr. Adams, Mr. Barberich, Robert Cresci and Lisa Ricciardi. At this same Board meeting, following the creation of the special strategy committee, Mr. Barberich indicated that three private equity firms (the "PE firms"), had expressed interest to him in exploring an acquisition of the Company. Mr. Barberich also informed our Board that he had not engaged in detailed discussions with the PE firms but, pending a discussion with the Board, he and David Southwell, the former chief financial officer of the Company, were interested in potentially partnering with the PE firms and participating in a possible acquisition of the Company. In light of the ongoing review of the strategic alternatives available to the Company, our Board authorized Mr. Barberich to continue his preliminary discussions with the PE firms, but determined that the special strategy committee would be reconstituted to include Mr. Adams, Mr. Cresci, Ms. Ricciardi and Timothy Rink but not Mr. Barberich.

        On April 27, 2009, Mr. Adams and the chief executive officer of company A had a telephone conversation during which they discussed the potential benefits of a business combination transaction. The chief executive officer of company A noted that the principal shareholders of company A had expressed some concern about their diminished ownership interest in a combined company.

        On May 4, 2009, Messrs. Adams, Koven, Scumaci and Yelle, and Mark Iwicki, the Company's Executive Vice President and Chief Commercial Officer, met with representatives from company C to discuss a possible business combination transaction. Mr. Adams and the chief executive officer of company C held several telephone conversations in early- to mid-May 2009 to further discuss a possible business combination transaction.

        On May 6, 2009, members of our management met with members of management of company D to address due diligence questions and, on May 12, 2009, representatives of each company held a telephone conference call to discuss financial and accounting related due diligence matters.

        On May 11, 2009, Mr. Adams and the chief executive officer of company A again discussed the concerns raised by the principal shareholders of company A and possible different structures for a business combination transaction to address these concerns.

        At a meeting of our Board held on May 14, 2009, at the request of the PE firms, Mr. Barberich presented to the Board two non-binding written indications of interest from the PE firms regarding a possible acquisition of the Company, noting that the indications of interest were based solely on a review of publicly available information. Two of the PE firms submitted a joint written indication of interest which contemplated an acquisition of the Company by them and Messrs. Barberich and Southwell at a price range of $18 to $20 per share. The non-binding indication of interest submitted by the third PE firm also contemplated an acquisition of the Company by it and Messrs. Barberich and Southwell at a price range of $18 to $20 per share. Mr. Barberich informed the other directors that following any such acquisition, it was likely that the PE firms would seek to substantially reduce operating expenses by cutting personnel and overhead costs. Following this presentation, our Board authorized Mr. Barberich to continue working with the PE firms and Mr. Southwell and instructed management to make the Company's virtual data room available to the PE firms and their financing sources, subject to the execution of customary confidentiality and standstill agreements. At this meeting, the Board was advised by the Company's counsel, Wilmer Cutler Pickering Hale and Dorr LLP ("Wilmer Hale"), and Mr. Barberich confirmed to the Board that, in light of his participation in the possible transaction with the PE firms, he would no longer participate in the Board's consideration of the strategic alternatives available to the Company, participate in meetings of the Board or receive board materials during the period that a strategic alternative in which he had an interest was under consideration. Mr. Barberich was also advised that he was not to discuss the possible transactions with any officers or employees or other representatives of the Company other than Messrs. Cresci and Adams. Following this discussion, Mr. Barberich left the meeting, and our Board discussed a possible business combination with company A, company C and company D, and following a presentation from a financial advisor to the Company concerning a proposed business combination with company D, our

Board agreed to continue discussions with each company. In light of the indications of interest submitted by the PE firms and Messrs. Barberich and Southwell, our Board discussed the formation of a special committee comprised of independent directors, as opposed to utilizing the existing special strategic committee formed on April 23, 2009, to consider and review the proposed transaction with the PE firms, as well as the other strategic alternatives available to the Company. The Board determined to further consider the creation of a special committee at its next meeting.

        On May 14, 2009, Mr. Adams also spoke by telephone with the chief executive officer of company D to discuss the Company's access to due diligence materials regarding company D.

        Subsequent to the May 14, 2009 meeting of our Board, each of the PE firms entered into customary confidentiality and standstill agreements with the Company, and were thereafter granted access to the Company's virtual data room. In connection with the negotiation of the confidentiality and standstill agreements, it became clear that the three PE firms planned to work together as a group with Messrs. Barberich and Southwell.

        On May 26, 2009, our Board met to discuss the strategic alternatives that were then under consideration by the Company, including the possible transaction with Messrs. Barberich and Southwell and the PE firms and the possible business combination transactions with companies A, C and D. At this meeting, our Board determined to form a special committee comprised solely of independent directors (the "Special Committee"), to consider and review the strategic alternatives currently under consideration by the Company, including the possible transaction with Messrs. Barberich and Southwell and the PE firms. Our board appointed Mr. Cresci, Ms. Ricciardi and Mr. Rink as the members of the Special Committee, all of whom (in addition to Mr. Adams) were members of the special strategy committee that was previously created in connection with the Company's strategic planning process. Mr. Cresci was appointed as the chairman of the Special Committee.

        Following the Board meeting on May 26, 2009, the Special Committee held its initial meeting. At this meeting, the Special Committee confirmed the retention of Willkie Farr & Gallagher LLP ("Willkie Farr") as counsel to the Special Committee. At this meeting, Willkie Farr reviewed the fiduciary duties of the Special Committee and the Board that would apply in connection with the consideration of a possible sale of, or business combination involving, the Company. The Special Committee also discussed the engagement of a financial advisor, noting that several financial advisors were actively working with the Company on the various strategic alternatives then under consideration.

        On May 27, 2009, Mr. Adams received an unsolicited telephone call from Thomas Weisel Partners LLC ("TWP"), the U.S. financial advisor to Parent. TWP informed Mr. Adams that Parent had spent a considerable amount of time reviewing publicly available information regarding the Company and had expressed interest in meeting to discuss their respective businesses.

        On May 28, 2009, Messrs. Adams, Koven, Scumaci and Yelle held a telephone conference call with members of management of company D to discuss the Company's access to due diligence materials regarding company D.

        On May 28, 2009, as a follow up to their conversation on May 11, 2009, Mr. Adams and the chief executive officer of company A spoke by telephone and the chief executive officer of company A told Mr. Adams that the concerns expressed by the principal shareholders of company A about their diminished ownership interest in the combined company that could not be addressed effectively through alternative structures. The Company and company A agreed not to pursue their discussions further.

        On June 2, 2009, Messrs. Adams and Koven met with representatives of Parent, TWP, Nomura Securities Co., Ltd. ("Nomura"), the Japanese financial advisor to Parent, and Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss"), outside counsel to Parent. At this meeting, representatives of Parent expressed an interest in a possible all-cash acquisition of the Company. Following this meeting, Mr. Adams informed Mr. Cresci, the chairman of the Special Committee, and then the other members of the Special Committee of the recent developments, noting that a follow-up meeting was requested by representatives of Parent for June 7, 2009.

        On June 4, 2009, Mr. Adams attended a dinner meeting with the chief executive officer of company C and, on June 5, 2009, Messrs. Adams, Koven, Scumaci and Yelle met with representatives from company C again at which time the parties exchanged long-term financial projections and discussed, on a preliminary basis, the expected pro forma effects and synergies that might result from a combination of the companies.

        On June 7, 2009, Messrs. Adams and Koven participated in a meeting with Mr. Masayo Tada, President and Chief Executive Officer of Parent, and other representatives and financial advisors of Parent. At this meeting, Mr. Tada delivered a non-binding written indication of interest that contemplated an all cash acquisition of the Company at a price of $21.50, a 31.2% premium to the Company's closing share price on June 5, 2009, subject to, among other things, further due diligence.

        On June 8, 2009, separate meetings of the Special Committee and the full Board were held. During these meetings, Messrs. Adams and Koven updated the Special Committee and the full Board regarding the strategic alternatives under consideration by the Company, noting that company A was no longer interested in pursuing a business combination transaction with the Company and that company D had not demonstrated a commitment to advancing discussions because it had been inconsistent in returning phone calls and had not been responsive to due diligence requests. As a result, management did not expect discussions with company D would continue. At these meetings, Messrs. Adams and Koven also updated the Special Committee and the full Board regarding their June 7, 2009 meeting with Parent and its representatives and the receipt of the non-binding written indication of interest from Parent. The Special Committee authorized management to make the Company's virtual data room available to Parent and its representatives, subject to the execution of a customary confidentiality and standstill agreement. During the Special Committee meeting, the Special Committee determined to retain financial advisor A, subject to the execution of a mutually agreeable engagement letter, after interviewing several prospective financial advisors.

        On June 11, 2009, Mr. Adams attended a dinner meeting with the chief executive officer of company C. The purpose of the meeting was to continue discussions relating to a possible transaction between their respective companies. Based on these preliminary discussions, Mr. Adams and the chief executive officer of company C determined that more in-depth management meetings should be held to further develop the strategic direction and value proposition of the combined enterprise if a transaction were pursued. Mr. Adams and the chief executive officer of company C tentatively scheduled more in-depth management meetings for the week of July 6, 2009.

        On June 11, 2009, a detailed due diligence session conducted by Messrs. Adams and Koven was held for the benefit of the PE firms and Messrs. Barberich and Southwell and their prospective financing sources, consultants, counsel and advisors. The Special Committee's advisors also attended the management presentation and due diligence session.

        On June 13, 2009, the Company and Parent entered into a customary confidentiality agreement, which included a standstill provision, and Parent and its representatives were thereafter granted access to the Company's virtual data room.

        On June 15, 2009, the Special Committee held a meeting at which Mr. Adams provided an update of the events of the prior week. Mr. Adams also relayed Parent's request that Messrs. Adams and Koven travel to Japan during the first week of July for a management presentation, due diligence sessions and the opportunity to meet other members of Parent's management. At this meeting, Mr. Adams also explained that he expected the Company to have strong results for the second quarter and the full 2009 fiscal year, which had followed two consecutive quarters of strong performance. In light of, among other things, the strong second quarter results and the anticipated results for the full 2009 fiscal year, the Special Committee requested that management update, to the extent necessary, the Company's existing long-term financial projections, and, upon completion, to provide such updated projections to all parties then actively engaged in discussions with the Company. The Special Committee also requested that such projections be reviewed in detail at a subsequent meeting of the Special Committee to enable the Special Committee to compare the value of the Company on a stand-alone basis to the value that may be offered in one or more of the strategic alternatives that were under consideration. At this meeting, the Special Committee, its advisors and our management also discussed the potential benefits and detriments of soliciting other parties that might be interested in possibly pursuing a strategic transaction with the Company, and the Special Committee instructed management, with the assistance of financial advisor A, to develop a list of potentially interested parties.

        Following the departure of certain bankers from financial advisor A, including the head of financial advisor A's health care group, on June 17, 2009, the Special Committee held a meeting and determined that it would be appropriate to retain a different financial advisor. In addition to considering the financial advisors previously interviewed, on June 19, 2009, the Special Committee met and interviewed representatives from J.P. Morgan Securities Inc. ("J.P. Morgan"), and later that day, the Special Committee engaged J.P. Morgan as its financial advisor, subject to the execution of a mutually agreeable engagement letter.

        On June 22, 2009, a meeting of the Special Committee was held. The primary purpose of the meeting was to review with J.P. Morgan the various strategic alternatives that were being explored at that time, in particular the possible transactions with the PE firms and Messrs. Barberich and Southwell, company C and Parent. At this meeting, Mr. Adams informed the Special Committee that (i) in-depth management presentations and due diligence sessions with company C had been scheduled for July 7 and 8, 2009, (ii) he and Mr. Koven were scheduled to travel to Japan during the week of June 25, 2009 for a management presentation and due diligence sessions with Parent and that Parent requested additional management presentations and more expansive due diligence sessions to be held subsequent to that meeting in Japan, and (iii) additional management due diligence sessions were scheduled for later that day and on July 24, 2009 with the PE firms and Messrs. Barberich and Southwell. The Special Committee requested that its representatives attend such management presentations and due diligence sessions. Mr. Adams then advised the members of the Special Committee that he received a telephone call from an investor in a publicly traded pharmaceutical company, or company E, requesting a meeting to discuss a possible transaction between the Company and company E. The Special Committee directed Mr. Adams to attend such meeting and report back to the Special Committee. The Special Committee, its advisors and Messrs. Adams and Koven also discussed the benefits and detriments of soliciting other parties' interest in a transaction with the Company and the Special Committee instructed J.P. Morgan to work with management to develop a list of potentially interested parties.

        On June 25, 2009, Messrs. Adams and Koven met with certain investors in company E regarding the possibility of commencing preliminary discussions to determine whether a transaction between the Company and company E was feasible and in the best interests of the parties.

        A meeting of the Special Committee was held on June 26, 2009. At this meeting, Mr. Adams updated the committee on his and Mr. Koven's meeting with the investors in company E, as well as the status of the other strategic alternatives that were under consideration. The Special Committee directed management and J.P. Morgan to have further preliminary discussions with company E, focusing particularly on certain threshold issues, including valuation, that would need to be addressed before commencing detailed due diligence. At this meeting, Mr. Adams and J.P. Morgan reviewed management's updated non-risk adjusted long-term financial projections and the methodology used to prepare such projections. The Special Committee directed J.P. Morgan and management to make the updated projections available to all interested parties that had access to the Company's virtual data room. J.P. Morgan informed the Special Committee that it believed that it would be in a position to present its preliminary views as to the valuation of the Company at the Special Committee meeting scheduled for July 6, 2009. At the meeting, J.P. Morgan distributed a list of third parties that, based on its knowledge of the pharmaceutical industry, might have an interest in considering a strategic transaction with the Company. The Special Committee then instructed J.P. Morgan to work with management to refine the list distributed at the meeting and to report back at the next meeting of the Special Committee.

        A meeting of the Board was held on June 30, 2009. At this meeting, management provided the Board with an update regarding the strategic alternatives being considered by the Special Committee, noting that (i) a management presentation and due diligence session with Messrs. Adams and Koven was scheduled for July 1, 2009 with Parent in Japan, which would be followed by another management presentation and more expansive due diligence sessions in mid-July, (ii) meetings were scheduled with company C for July 7 and 8, 2009 at which the parties intended to review, among other things, their respective long-term strategic views of the combined enterprise, and (iii) the PE firms and Messrs. Barberich and Southwell and their financing sources and advisors continued their extensive and in-depth due diligence of the Company and anticipated completing their principal due diligence in the near term. Dr. Corrigan reviewed with the Board the preliminary results of the phase II trial for the compound known as SEP-225289 for use in the treatment of major depressive disorder. Dr. Corrigan informed the Board that the compound did not meet the primary or secondary efficacy endpoints and, as a result, it was unclear whether the Company would continue development of this important pipeline product candidate. Dr. Corrigan also reviewed with the Board a recent decision by the United States Food and Drug Administration (the "FDA") requesting that the Company impose a clinical hold on the pediatric trials for LUNESTA®, and the related potential impact, if any, on the Company's efforts to obtain a pediatric patent exclusivity extension for LUNESTA®.

        On July 1, 2009, Messrs. Adams and Koven, and a representative from J.P. Morgan met with representatives from Parent and its financial advisors in Japan. At this meeting, Messrs. Adams and Koven gave a presentation regarding, among other things, the Company's commercialized products, product pipeline, commercial organization and certain intellectual property matters.

        Also on July 1, 2009, the Company issued a press release announcing the preliminary results of the phase II trial for SEP-225289 and the decision of the FDA to place a clinical hold on the pediatric trials for LUNESTA®.

        A meeting of the Special Committee was held on July 6, 2009. At this meeting, representatives from J.P. Morgan informed the Special Committee that the updated management long-term projections had been made available to all interested parties and had been discussed in detail with Parent's financial advisors as well as the PE firms. In addition, at this meeting, Messrs. Adams and Koven and a representative from J.P. Morgan updated the Special Committee on the meeting in Japan with Parent, noting that another meeting, which would include a more expansive management presentation, due diligence sessions and break out sessions on particular topics, would be held in New York City on July 16 and 17, 2009. J.P. Morgan then reviewed with the Special Committee its preliminary views as to the valuation of the Company, noting that the preliminary analysis was based on the recently updated management long-term projections, but that additional work by management was required with respect to several aspects of the analysis and that, as a result, its preliminary views as to the valuation of the Company were likely to change. J.P. Morgan then reviewed with the Special Committee the possible strategic transactions under consideration, including possible next steps in the strategic review process. Based on, among other things, the preliminary J.P. Morgan valuation analysis and the indicative values that had been presented to the Company by the PE firms and Messrs. Barberich and Southwell and by Parent, the Special Committee determined to continue the discussions regarding a possible transaction with the interested parties. J.P. Morgan also reviewed with the Special Committee an updated list of third parties that might have an interest in considering a possible strategic transaction with the Company, a preliminary version of which list had been discussed with senior management and at a previous meeting of the Special Committee. The Special Committee authorized J.P. Morgan to contact nine of the identified parties on a confidential basis to determine if such parties might have an interest in exploring a purchase of or a business combination transaction with the Company. The parties to be contacted included large pharmaceutical companies, specialty pharmaceutical companies and generic drug companies based in the United States, Europe and Asia. In light of the current market conditions and the fact that the Company was currently in discussions with the PE firms together with Messrs. Barberich and Southwell, at the direction of the Special Committee the parties to be contacted by J.P. Morgan did not include other potential private equity investors.

        On July 7 and 8, 2009, approximately five members of the Company's management, including Messrs. Adams and Koven, attended meetings with representatives of company C. These meetings focused on, among other things, the strategic direction and value of the combined enterprise if a transaction were pursued, including the combined enterprise's approach to research and development, business development, licensing opportunities and the commercial organization, as well as the ability of the combined enterprise to realize possible synergies, the amount of such synergies, and the risks associated with realizing such synergies.

        On July 8, 2009, J.P. Morgan received a telephone call from representatives of the PE firms indicating that as a result of their due diligence of the Company, the PE firms and Messrs. Barberich and Southwell would likely not be able to submit a bid for the Company in the $18 to $20 per share price range previously stated in their non-binding indication of interest letters. Rather, the PE firms informed J.P. Morgan that, based on the current financial model, any bid for the Company would not represent a substantial premium to the then current market price of approximately $15.00 per share. On July 10, 2009, Mr. Barberich called Mr. Cresci to inform him that the PE firms would likely not continue with their consideration of an acquisition of the Company. Mr. Barberich explained that representatives of the PE firms expressed a desire to meet with Mr. Cresci to discuss their valuation methodology. Mr. Cresci agreed to attend the meeting, subject to discussing the matter with the other members of the Special Committee.

        On July 15, 2009, the Special Committee held a meeting at which J.P. Morgan and Mr. Cresci informed the committee that the PE firms and Messrs. Barberich and Southwell believed that they would be unable to submit a bid for the Company at a price substantially in excess of the market price on July 8, 2009 of approximately $15.00 per share. The members of the Special Committee determined that it would be unlikely that the Board would be interested in pursuing a transaction at this price, but that it would nonetheless be worthwhile for Mr. Cresci to meet with the PE firms to discuss their valuation methodology. Mr. Adams and representatives of J.P. Morgan then reviewed with the Special Committee the key next steps in respect of a possible transaction with Parent, noting that management presentations and detailed due diligence sessions were scheduled to be held in New York City on July 16 and 17, 2009, and that Mr. Tada requested an additional due diligence session to be held in Japan on July 30, 2009 to discuss certain intellectual property-related matters, research and development, regulatory and general business matters. Messrs. Adams and Koven then updated the Special Committee on the meetings held the prior week with company C, noting that the meetings were productive but that the discussions were still at a preliminary stage, and that detailed due diligence had not yet been conducted by company C. The Special Committee also discussed whether it was possible that the PE firms and Messrs. Barberich and Southwell might seek to acquire the Company at a later date. The Special Committee discussed the possibility that if such a later acquisition were to be pursued it would likely be at a price below their preliminary indication of interest.

        Representatives from J.P. Morgan then updated the Special Committee regarding company E's possible interest in a transaction with the Company, noting that company E appeared to be interested in having mutual management presentations, but would likely only be interested in pursuing a transaction if it was not successful in pursuing an alternative strategic transaction. Representatives from J.P. Morgan then updated the Special Committee regarding the status of the market check process it was conducting. The J.P. Morgan representatives explained that, as directed by the Special Committee, they had contacted the nine pharmaceutical companies on a confidential basis regarding potential interest in a strategic transaction with the Company. Of the parties contacted, one party, which we refer to as company F, indicated that it was potentially interested in gaining access to the Company's virtual data room, but the other contacted parties indicated that they were either not interested in pursuing a transaction with the Company or needed more time to consider the matter. The Special Committee directed Mr. Koven to send company F a draft confidentiality and standstill agreement.

        On July 16 and 17, 2009, extensive management presentations and diligence sessions involving approximately 20 members of management were held at the New York City offices of Paul Weiss. Representatives of Willkie Farr and J.P. Morgan, as advisors to the Special Committee, attended the management presentation and due diligence sessions.

        On July 17, 2009, Mr. Adams had a telephone conversation with the chief executive officer of company C who indicated that company C's board of directors was supportive of continuing the preliminary discussions, subject to gaining more comfort with respect to the combined entity's ability to realize substantial synergies and the resolution of certain structural issues that could have a significant impact on the value for the shareholders of the respective companies.

        On July 22, 2009, a meeting of the Board was held. At this meeting, members of the Special Committee, Messrs. Adams and Koven and representatives of J.P. Morgan updated the Board regarding the various strategic alternatives under consideration by the Special Committee, including the current status of discussions with Parent, company C and company E. The representatives of J.P. Morgan informed the Board that the PE firms had indicated that they would not likely continue with their consideration of an acquisition of the Company and that, based on the PE firms' current financial model, any bid for the Company would not represent a substantial premium to the market price on July 8, 2009 of approximately $15.00 per share. The Board also discussed whether it was possible that the PE firms and Messrs. Barberich and Southwell might seek to acquire the Company at a later date. The Board discussed the possibility that if such a later acquisition were to be pursued it would likely be at a price below their preliminary indication of interest. In addition, representatives of J.P. Morgan presented a preliminary valuation analysis and reviewed the status of the market check process undertaken at the request of the Special Committee. The Board, management and representatives of J.P. Morgan also discussed the prospects of the Company on a stand-alone basis assuming that a strategic transaction was not pursued.

        On July 23, 2009, the Special Committee held a meeting at which Mr. Adams informed the Special Committee of his recent telephone call with the chief executive officer of company C. This meeting of the Special Committee was also attended by representatives of another financial advisor (other than J.P. Morgan and Jefferies (referred to below)) that was working with the Company on its consideration of a possible transaction with company C. At this meeting, this financial advisor reviewed with the Special Committee certain financial aspects and the product pipeline of company C as well as the potential consequences of a variety of possible transactions with company C, including a merger of equals, an acquisition of the Company by company C and an acquisition of company C by the Company. The Special Committee directed Mr. Adams to continue the discussions with company C, including by attending a lunch with Company C's chief executive officer that was scheduled for later that day. Following the conclusion of the Special Committee meeting, on July 23, 2009, Mr. Adams had lunch with the chief executive officer of company C at which he conveyed the Special Committee's desire to continue with the transaction discussions.

        On July 27, 2009, Mr. Adams and Mr. Cresci had lunch with the chief executive officer and chairman of company C at which they discussed company C's strategic view regarding its commercial organization, research and development, and licensing and acquisition efforts. The company C representatives noted that the exploration of a possible transaction with the Company would be an agenda item at the next meeting of company C's board of directors, which was scheduled for the first week of August, and that they would be in touch with Messrs. Adams and Cresci following that meeting.

        A meeting of the Special Committee was held on July 27, 2009. Representatives from J.P. Morgan provided an update to the Special Committee with respect to the market check process which

J.P. Morgan had undertaken at the direction of the Special Committee. In addition, the J.P. Morgan representatives informed the Special Committee that company F, which had previously indicated a potential interest in gaining access to the Company's virtual data room, had not yet signed a confidentiality agreement and indicated that, after further consideration, its board of directors may not be supportive of the exploration of a possible transaction. The J.P. Morgan representatives also reviewed an additional potential party to contact and, after discussion, the Special Committee authorized J.P. Morgan to contact this party with respect to a potential business combination transaction.

        Representatives from J.P. Morgan then updated the Special Committee regarding its discussions with company E, noting that company E informed J.P. Morgan that it would not be able to commit any significant resources to its consideration of a possible transaction with the Company until after the conclusion of its review of an alternative strategic acquisition. In connection with this discussion, the J.P. Morgan representatives also advised the Special Committee that company E may not have an interest in pursuing a transaction with the Company if it was successful with respect to the alternative strategic acquisition that it was pursuing. Mr. Cresci then informed the Special Committee that he would be meeting with the PE firms and Mr. Barberich on August 10, 2009, noting that he did not believe that the PE firms had changed their view regarding the valuation of the Company, but wanted the opportunity to explain their valuation methodology in more detail. Mr. Cresci and Mr. Adams then updated the Special Committee on their lunch with the chief executive officer and chairman of company C that had taken place earlier that day.

        On July 30, 2009, Messrs. Adams, Koven and Iwicki, outside intellectual property litigation counsel to the Company, and representatives from J.P. Morgan attended a meeting in Japan with representatives of Parent. The meeting focused on, among other things, certain intellectual property matters relating to LUNESTA®, XOPENEX® and BROVANA®, regulatory approval considerations relating to STEDESATM, the pediatric patent exclusivity extension for LUNESTA®, including the clinical hold that was recently placed on the pediatric LUNESTA® studies being conducted by the Company, certain matters relating to the Company's commercial organization and remaining due diligence that needed to be completed by Parent. At the conclusion of the meeting, representatives of Parent presented a draft of an agreement and plan of merger ("Merger Agreement"), which provided for, among other things, an all-cash tender offer by a subsidiary of Parent, followed by a merger of such subsidiary and the Company, with the Company continuing as the surviving entity. A copy of the draft Merger Agreement was also emailed to Willkie Farr on the same day.

        On August 2, 2009, a representative from J.P. Morgan received a telephone call from a representative of TWP. The TWP representative indicated that he thought that the meeting in Japan was productive and that, having advanced its due diligence, Parent would likely submit an updated indication of interest in the next few days.

        On August 3, 2009, a meeting of the Special Committee was held. Messrs. Adams and Koven provided an update to the Special Committee regarding the July 30, 2009 meeting in Japan, and representatives from J.P. Morgan informed the Special Committee of their subsequent discussions with TWP, noting that an updated indication of interest would likely be provided in the next several days. J.P. Morgan also informed the Special Committee that there had not been any developments with company E since the last meeting of the Special Committee. J.P. Morgan reiterated that it appeared that company E may not engage in any meaningful discussions regarding a potential transaction until the conclusion of its review of an alternative strategic acquisition and that company E would likely not have an interest in pursuing a transaction with the Company if it was successful with respect to such alternative transaction. The Special Committee, Messrs. Adams and Koven and the other meeting attendees then discussed the valuation of the Company, including the risks associated with existing products and pipeline products, such as the risks associated with obtaining approval (and the cost and expense associated therewith) of additional indications for certain pipeline products. In connection with this discussion, the Special Committee and its advisors and management also discussed the prospects of the Company on a stand-alone basis assuming that a strategic transaction was not pursued, particularly in light of the expiration dates of several patents and threatened generic competition relating to certain key products.

        On August 4, 2009, J.P. Morgan received a telephone call from TWP. On behalf of Parent, TWP communicated Parent's updated indication of interest to acquire the Company for $21.50 per share in cash, a 20.6% premium to the Company's closing share price on August 3, 2009. TWP stated that it viewed the revised indication of interest as an effective increase in its previously indicated purchase price in light of, among other things, the recent news regarding the Company's product candidate SEP-225289 and the clinical hold that was placed on the pediatric trials for LUNESTA®.

        Later in the day on August 4, 2009, a Special Committee meeting was held. At the meeting, J.P. Morgan informed the committee of its receipt of the updated indication of interest from Parent to acquire the Company for $21.50 per share in cash. The Special Committee determined that the $21.50 per share price undervalued the Company and instructed J.P. Morgan to inform TWP of the Special Committee's determination, stressing, among other things, the Company's strong second quarter results, representing the third consecutive quarter of strong performance, and full-year outlook, the strong execution of the revised commercial organization model by the Company's senior management and the related response of the stock market, the Company's desire to share, to some extent through an increase in the purchase price, in the synergies that Parent may benefit from through the acquisition of the Company and the premiums paid in recent precedent transactions.

        In accordance with the instructions of the Special Committee, on August 6, 2009, J.P. Morgan provided a response to TWP regarding the $21.50 per share indication of interest that was communicated on August 4, 2009. J.P. Morgan noted, among other things, possible synergies that may be made available to Parent as a result of the transaction, the Company's strong commercial performance in the first half of 2009, significantly improved cash flow and increased financial guidance, favorable currency movements for the Japanese yen as compared to the U.S. dollar since the date of Parent's original indication of interest, and the recent strength in the Company's stock price, which the Company believed reflected the market's appreciation of the Company's continued strong performance.

        On August 6, 2009, Mr. Adams received a telephone call from the chief executive officer of company C. During the call, the chief executive officer of company C informed Mr. Adams that company C's board of directors authorized management to proceed with detailed mutual due diligence, but only on the basis of a transaction structured as a merger of equals with no premium being paid to the Company's stockholders.

        On August 10, 2009, J.P. Morgan received a telephone call from TWP. On behalf of Parent, TWP communicated Parent's revised indication of interest to acquire the Company for $22.25 per share in cash, a 28% premium to the Company's closing share price on August 7, 2009. TWP also requested that Parent be granted a several-week exclusivity period. In connection with delivering the revised indication of interest, TWP indicated that Parent would like to be granted access to certain members of senior management for purposes of discussing possible employment arrangements and would also like to receive confirmation from a contractual counterparty to the Company regarding the interpretation of certain provisions in a license agreement between the Company and such counterparty.

        On August 11, 2009, a Special Committee meeting was held. At the meeting, representatives from J.P. Morgan reviewed with the Special Committee the revised indication of interest that was submitted by Parent on August 10, 2009. The Special Committee, its advisors and Messrs. Adams and Koven discussed, among other things, the significant value that they believed the Company represented to Parent, particularly in light of the fact that the Company would give Parent access to a fully integrated platform in the United States, which Parent could attempt to leverage in its broader business. Representatives from Willkie Farr then led a discussion of certain terms of the draft Merger Agreement that was previously provided by counsel to Parent, focusing on the closing conditions, including the definition of "material adverse effect." The Special Committee noted that certainty of the transaction being consummated would be a primary concern of the Company in any definitive agreement to acquire the Company. The Special Committee instructed J.P. Morgan to engage in negotiations with TWP in respect of an increase to the purchase price and to inform TWP that, if the parties were able to reach agreement on price, the Special Committee would require limited closing conditions. The Special Committee also instructed J.P. Morgan to inform TWP that, consistent with prior discussions, access to management regarding employment related matters would not be granted unless and until the parties were able to come to a verbal agreement on price.

        Mr. Adams then updated the Special Committee on his recent discussions with the chief executive officer of company C, noting that the board of directors of company C appeared to be supportive of exploring a transaction but only if the transaction was structured as a merger of equals with no premium being paid to the Company's stockholders. Mr. Cresci then updated the Special Committee regarding his August 10, 2009 meeting with the PE firms and Mr. Barberich. Mr. Cresci indicated that at this meeting, the PE firms confirmed that they would be unable to make an offer for the Company that would represent a substantial premium to the Company's market price on July 8, 2009 of $15.00 per share. Mr. Cresci also informed the Special Committee that, in light of these developments, Mr. Barberich advised him that he would be terminating his relationship with the PE firms and desired to resume his position and responsibilities as the chairman of the Board.

        On August 12, 2009, Messrs. Adams and Koven met with the chief executive officer and a senior vice president of company C, with Mr. Yelle participating by telephone, to discuss a timeline for due diligence. Company C again discussed structuring the transaction as a merger of equals with no premium payable to the stockholders of either party.

        On August 13, 2009, a meeting of our Board was held. Mr. Barberich was not in attendance. The purpose of the meeting was to, among other things, (i) update the Board regarding the various strategic alternatives under consideration by the Special Committee, in particular the revised indication of interest received from Parent, the decision of the PE firms to withdraw from the process and the current status of the discussions with company C, (ii) update the Board regarding the market check process undertaken by J.P. Morgan at the request of the Special Committee and (iii) review the valuation analysis undertaken by J.P. Morgan at the request of the Special Committee.

        Messrs. Adams and Koven and representatives from J.P. Morgan reviewed with the Board the status of the strategic alternatives under review, including the fact that company C appeared to be interested only in pursuing a merger of equals transaction with no premium being paid to the Company's stockholders. In connection with this discussion, the Board considered the fact that any formal offer from company C, if made, would be several months away and would likely not be as attractive to the Company's stockholders as Parent's all cash, significant premium offer. J.P. Morgan then informed the Board that it had contacted a total of ten parties on a confidential basis to gauge their interest in a possible transaction with the Company. None of the ten parties contacted expressed an interest, other than company F, which initially expressed an interest in exploring a possible transaction, but after further consideration decided not to pursue any transaction with the Company. J.P. Morgan then reviewed with the Board its valuation analysis, noting that its valuation of the Company and the underlying analyses that it performed had not changed to any significant extent from the last valuation presentation that it made to the Board. J.P. Morgan reviewed with the Board the management long-term projections that formed the basis of its valuation analysis, both on a risk-adjusted and non-risk-adjusted basis, including the significant assumptions made by management underlying such projections. J.P. Morgan also reviewed with the Board the specific valuation analyses it performed, including a public market multiple analysis and a discounted cash flow analysis.

        Representatives from J.P. Morgan and the Company's management then led a discussion of the status of the negotiations with Parent since the August 11, 2009 Special Committee meeting, noting that Parent indicated that it was unwilling to submit another bid and had requested that the Company counter its latest $22.25 per share offer. Mr. Cresci then noted previous conversations at meetings of the Special Committee regarding the significant value that the Company's fully integrated platform likely represented to Parent, but indicated that the Company's response needed to be balanced in light of the fact that the current price of $22.25 per share in cash represented significant value to the Company's stockholders. Following a lengthy discussion, the Board authorized the Special Committee and its representatives to negotiate with Parent at any price above the current $22.25 per share level, and instructed J.P. Morgan to indicate to representatives of Parent that if Parent and the Company reached a preliminary agreement on an increased price then, subject to negotiation of the definitive Merger Agreement, the Company may be willing to enter into exclusive negotiations with Parent.

        Also on August 13, 2009, Mr. Barberich delivered a letter to Messrs. Adams and Cresci informing them that, although the PE firms were impressed with the Company's management, products and prospects, they were unwilling to make an offer to purchase the Company "at a price much above $15 per share". As a result, Mr. Barberich determined to terminate his relationship with the PE firms and requested that he be permitted to resume his responsibilities as the chairman of the Board.

        Following the August 13, 2009 Board meeting, J.P. Morgan had several conversations with TWP regarding the Company's conditions to entering into an exclusivity agreement with Parent, including the need for Parent to increase the purchase price and address certain concerns with respect to the terms of the draft Merger Agreement. On August 14, 2009, J.P. Morgan received a telephone call from TWP during which, on behalf of Parent, TWP communicated an updated indication of interest to acquire the Company for $23.00 per share in cash, subject to the execution of an exclusivity agreement with Parent extending until September 8, 2009, Parent being granted access to certain members of senior management for purposes of discussing possible employment and/or retention arrangements, and the Company seeking confirmation from a contractual counterparty regarding the interpretation of certain provisions in a license agreement to which the Company is a party. Later that same day, Paul Weiss delivered a draft exclusivity agreement to Willkie Farr.

        Following receipt of the revised indication of interest, J.P. Morgan organized several conference calls with members of the Special Committee, Messrs. Adams and Koven and Willkie Farr regarding the revised offer and the request for exclusivity. The Special Committee determined to proceed with the $23.00 per share all-cash offer, subject to the negotiation of a definitive Merger Agreement containing, among other things, very limited closing conditions and a Company favorable "material adverse effect" definition. During this period, at the direction of the Special Committee, Willkie Farr had multiple conversations with Paul Weiss regarding the terms of the proposed exclusivity agreement, which was finalized on August 16, 2009. A final version of the exclusivity agreement was circulated to the members of the Special Committee later that day and the exclusivity agreement, which provided for an exclusive negotiating period through September 8, 2009 and a customary "fiduciary out", was executed on August 17, 2009.

        On the morning of August 17, 2009, Messrs. Adams and Cresci attended a meeting via video conferencing with Mr. Tada and other executive officers of Parent. At the meeting, the representatives from each of Parent and the Company discussed an offer price of $23.00 per share in cash, a 26.9% premium to the Company's closing share price on August 14, 2009, subject to the negotiation of a definitive Merger Agreement, Parent being granted access to certain members of senior management for purposes of discussing possible employment and/or retention arrangements and the Company seeking confirmation from a contractual counterparty regarding the interpretation of certain provisions in a license agreement.

        On August 18, 2009, in light of the execution of the exclusivity agreement with Parent, Mr. Yelle informed a senior vice president of company C that the Company was terminating discussions with respect to a potential business combination transaction.

        On August 19, 2009, Willkie Farr delivered a revised draft of the Merger Agreement to Paul Weiss. In addition, on August 19, 2009, at the request of Parent, a representative of the Company met with, and delivered a draft acknowledgment letter to, a counterparty to a license agreement with the Company.

        On August 20, 2009, the Special Committee retained Jefferies & Company, Inc. ("Jefferies"), to act as a financial advisor to the Special Committee in connection with a potential transaction and to provide an opinion to the Special Committee and the Board as to the fairness, from a financial point of view, of the consideration payable in a potential transaction.

        On August 22, 2009, representatives from Willkie Farr and Paul Weiss had several conversations regarding the draft Merger Agreement that was circulated by Willkie Farr on August 19, 2009. Based on these discussions, on August 25, 2009, Willkie Farr distributed to Paul Weiss a revised version of certain Merger Agreement provisions. Later in the day, Paul Weiss delivered a revised draft of the balance of the Merger Agreement to Willkie Farr.

        On August 24, 2009, Messrs. Adams and Cresci attended a lunch meeting with Mr. Barberich. During the lunch meeting, Messrs. Adams and Cresci informed Mr. Barberich of the strategic review process that had been undertaken by the Special Committee at the request of the Board subsequent to his announced intention to acquire the Company with the PE firms and Mr. Southwell, including the status of the discussions with Parent. In light of the fact that Mr. Barberich confirmed that he was no longer pursuing a possible acquisition of the Company with the PE firms or any other person and in accordance with the instructions provided by the Special Committee, Messrs. Adams and Cresci invited Mr. Barberich to participate in the deliberations at the Board level regarding the proposed transaction with Parent.

        On August 27, 2009, a Special Committee meeting was held. At the meeting, Messrs. Adams and Cresci updated the Special Committee regarding the lunch they attended with Mr. Barberich on August 24, 2009. Representatives from Willkie Farr then reviewed with the Special Committee the material open issues in the draft Merger Agreement that they received from Paul Weiss on August 25, 2009, focusing on, among other things, the conditions to Parent's obligation to close the tender offer (including the minimum tender condition), the "material adverse effect" definition, the tender offer mechanics, including the top-up mechanism, the non-solicitation provisions and related termination rights of the Company and Parent, the amount of the proposed termination fee and the Company's remedies in the event of a breach of the Merger Agreement by Parent. Mr. Adams then provided an update on the status of Parent's discussions with certain members of Company management. Mr. Adams explained that Parent retained an outside consulting firm to conduct interviews with approximately 30 members of management and that no specific employment terms had been proposed or discussed. Mr. Adams further noted that Parent would not require employment or retention agreements from any members of management prior to executing a merger agreement. Mr. Adams then reviewed with the Special Committee the status of the requested confirmation from the counterparty to the license agreement with the Company, noting that a response from the counterparty was expected within the next few days.

        On August 28, 2009, Willkie Farr and Paul Weiss met to negotiate the terms of the Merger Agreement. This discussion focused on, among other things, the conditions to Parent's obligation to close the tender offer (including the minimum tender condition), the "material adverse effect" definition, the non-solicitation and fiduciary out provisions and related termination rights of the Company and Parent, the amount of the proposed termination fee and the Company's remedies in the event of a breach of the Merger Agreement by Parent.

        On August 28, 2009, the counterparty to the license agreement with the Company delivered a letter addressing the contractual provisions.

        In the early morning of August 29, 2009, Willkie Farr delivered a revised draft of the Merger Agreement to Paul Weiss, and Willkie Farr and Paul Weiss met again on August 30, 2009 to discuss the revised draft.

        On September 1, 2009, a meeting of the Board was held to evaluate the proposed transaction with Parent. At the meeting, each of J.P. Morgan and Jefferies reviewed with the Board its preliminary financial analysis of the $23.00 per share cash consideration payable in the proposed transaction with Parent. The Board also reviewed management's long-term projections, including among other things, the significant assumptions underlying such projections, the probability percentages assigned to the Company's pipeline products and the manner in which such probability percentages were determined, the sensitivity of the analysis with respect to the date of the loss of patent exclusivity of some of the Company's key products, and the sensitivity of the analysis with respect to changes in the probability percentages of certain of the Company's pipeline products. Following this discussion, J.P. Morgan confirmed to the Board that, if requested, and subject to its receipt and review of the final Merger Agreement, it was prepared to render its opinion that the consideration to be paid to the holders of common stock of the Company (other than Shares held by Parent, Merger Sub and their respective affiliates) in the proposed transaction is fair, from a financial point of view, to such holders. Jefferies also indicated to the Board that, if requested, and assuming no material change in the terms of the proposed transaction or in the totality of the information considered in connection with its financial analysis, Jefferies believed it would be in a position to render to the Special Committee and the Board an opinion as to the fairness, from a financial point of view, of the consideration to be received in the proposed transaction by holders of Company common stock (other than Parent, Merger Sub and their respective affiliates). Also, at this meeting, representatives from Willkie Farr reviewed with the Board its fiduciary duties in the context of the proposed transaction. Representatives from Willkie Farr then reviewed with the Board the terms of the latest draft of the Merger Agreement, a draft of which was provided to members of the Board on August 31, 2009, noting the material issues that remained unresolved in the draft. During this discussion, the Willkie Farr representatives focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to Parent's obligation to close the tender offer (including the minimum tender condition), the "material adverse effect" definition, the top-up option and majority protection option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and Parent, the amount of the proposed termination fee, and the Company's remedies in the event of a breach of the Merger Agreement by Parent. It was noted that the amount of the termination fee was still an open issue in the Merger Agreement.

        In the afternoon on September 2, 2009, several media outlets ran reports of a possible transaction between the Company and Parent as a result of a leak to the Japanese press. As a result of these reports, the trading volume in our common stock and our stock price increased substantially and following discussions with representatives of NASDAQ, trading in the Company's common stock was halted.

        Following the close of trading on September 2, 2009, a meeting of our Special Committee was convened to evaluate the proposed transaction with Parent. At the meeting, Willkie Farr reviewed with the Special Committee the final terms of the Merger Agreement, noting favorable resolution of several of the issues that were discussed at the meeting of the Board the prior day, and that the termination fee was proposed to be 3.0% of the equity value of the transaction, or $77.4 million. J.P. Morgan then made a presentation to the Special Committee, which was substantially similar to the presentations made to the Board the prior day. Following its presentation, J.P. Morgan rendered its oral opinion (subsequently confirmed in writing) to the effect that, as of the date of its opinion, the $23.00 per share cash consideration to be paid to the holders of common stock of the Company (other than Shares held by Parent, Merger Sub and their respective affiliates) in the transaction is fair, from a financial point of view, to such holders. Also at this meeting, Jefferies reviewed with the Special Committee Jefferies'

financial analysis of the $23.00 per share cash consideration payable in the proposed transaction, which was substantially similar to the preliminary financial analysis discussed with the Board the prior day, and Jefferies rendered to the Special Committee an oral opinion (which was confirmed by delivery of a written opinion dated September 2, 2009) to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in Jefferies' opinion, the $23.00 per share cash consideration to be paid in the proposed transaction to the holders of Company common stock (other than Parent, Merger Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        After considering, among other things, the proposed terms of the Merger Agreement and taking into consideration the factors described under "—Reasons for the Recommendation" the Special Committee unanimously adopted resolutions declaring the Merger Agreement and all of the transactions contemplated thereby to be advisable, and determined that the Merger Agreement and all of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders (other than Parent, Merger Sub and their respective affiliates), and recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, and that the Board recommend that the stockholders of the Company accept the Offer, tender their shares of Common Stock pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider approval of the Merger and the Merger Agreement, if applicable.

        Following the conclusion of the Special Committee meeting, a meeting of the Board was convened to evaluate the proposed transaction with Parent. At the meeting, Willkie Farr reviewed with the Board the final terms of the Merger Agreement, noting favorable resolution of several of the issues that were discussed at the meeting the prior day, and that the termination fee was proposed to be 3.0% of the equity value of the transaction, or $77.4 million. J.P. Morgan then made a presentation to the Board, which was substantially similar to the presentation made on the prior day. Following its presentation, J.P. Morgan rendered its oral opinion (subsequently confirmed in writing) to the effect that, as of the date of its opinion, the consideration to be paid to the holders of common stock of the Company (other than Shares held by Parent, Merger Sub and their respective affiliates) in the transaction is fair, from a financial point of view, to such holders. Also at this meeting, Jefferies reviewed with the Board the financial analysis that had been reviewed with the Special Committee at the Special Committee meeting held earlier that day and Jefferies rendered to the Board an oral opinion (which was confirmed by delivery of a written opinion dated September 2, 2009) to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in Jefferies' opinion, the $23.00 per share cash consideration to be paid in the proposed transaction to the holders of Company common stock (other than Parent, Merger Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        Our Board engaged in additional deliberations and after considering these deliberations, the proposed terms of the Merger Agreement, the factors described under "—Reasons for the Recommendation" and the unanimous recommendation of the Special Committee, our Board unanimously adopted resolutions declaring the Merger Agreement and all of the transactions contemplated thereby to be advisable, and determined that the Merger Agreement and all of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders (other than Parent, Merger Sub and their respective affiliates), and recommended that the stockholders of the Company accept the Offer, tender their shares of Common Stock pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider approval of the Merger and the Merger Agreement, if applicable.

        On September 3, 2009, the board of directors of Parent convened and approved the Merger Agreement and the transactions contemplated thereby.

        On September 3, 2009, prior to the opening of NASDAQ, the Merger Agreement was executed by the Company, Parent and Merger Sub, and thereafter, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

(c)   Reasons for the Recommendation.

        In evaluating the Offer and the Merger, the Special Committee and the Board consulted with senior management and legal and financial advisors and, in reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and adopt and approve the Merger Agreement and the transactions contemplated thereby (if applicable), the Special Committee and the Board considered the following material factors:

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  The Company's Business and Financial Condition and Prospects.    The Board's familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company's business (including the risk factors set forth in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2009) in a volatile and unpredictable business environment.

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  Company Financial Forecasts.    The Board's understanding of the historical and prospective operating environment and financial performance of the Company. The Board examined the forecasted financial data set forth in the forecasts described below under the heading "Financial Projections" and considered the views of management concerning them.

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  Review of Strategic Alternatives.    The Board's belief that the Tender Offer and the Merger represented the surest and best prospect for enhancing stockholder value, based on the Board's assessment, after consultation with the Company's management and legal and financial advisors, of the other strategic alternatives reasonably available to the Company. The Board reviewed the possible alternatives to the Offer and the Merger (including the ability to consummate the possible transaction discussed with company C), J.P. Morgan's contact of numerous market participants on a confidential basis to determine if such parties had an interest in exploring a strategic transaction with the Company, the unsuccessful results of such market check, and the possibility of remaining an independent company), the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and the Board's view that the Offer and Merger present a superior opportunity to any such reasonably available alternatives.

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  Risks of Remaining Independent.    The Board's assessment, after discussions with the Company's management and advisors, of the risks of remaining an independent company and pursuing the Company's strategic plan, including risks relating to:

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  obtaining additional debt or equity capital needed to continue operating the Company as a going concern;

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  the unprecedented volatility of the credit and equity capital markets in the past 12 months;

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  the development (including required regulatory approvals) and commercialization, of the Company's product candidates, particularly in light of recent setbacks with two potential product candidates;

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  obtaining required regulatory approvals to obtain a pediatric patent exclusivity extension for LUNESTA®;

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  the competitive pharmaceutical business development landscape;

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    maintaining and protecting the Company's intellectual property rights; and

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    impending generic competition to certain of the Company's key products.

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  Unpredictability of Future Operating Environment.    The limitations on the Company's ability to predict its future operating environment due to numerous factors, including the results of clinical trials of the Company's product candidates, the outcome of various pending legal actions, the ability to receive regulatory approvals for product candidates and the effect of competing products that may be introduced into the market place, including generic equivalents to the Company's key products.

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  Lack of Definitive Competing Proposal.    The fact that none of company A, company B, company C, company D, company E, company F nor any of the PE firms submitted a competitive proposal to acquire, merge with or complete any strategic transaction with the Company at any time during the period such parties were in discussions with the Company about a possible business combination transaction.

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  Low Likelihood of Third Party Interest.    The Board's view as to the likely interest of third parties to enter into strategic relationships with the Company or to acquire the Company on terms more favorable than those offered by Parent, including the fact that a confidential market check performed by J.P. Morgan did not result in any significant interest in acquiring the Company and the determination by the PE firms that the per share value they would consider offering would not be substantially in excess of the market price on July 8, 2009 of approximately $15.00 per share.

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  Negotiations with Parent.    The course of discussions and negotiations between the Company and Parent, resulting in two increases totaling $1.50, or approximately 7%, in the price per Share offered by Parent, improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board's belief based on these negotiations that this was the highest price per share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree.

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  Financial Strength of Parent.    The fact that Parent represented that it has and will have available to it at the expiration of the Offer and at the Effective Time, cash and cash equivalents sufficient to pay for all the Shares pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement and that the transactions are not subject to Parent's ability to obtain third-party financing.

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  Premium to Market Price.    The fact that the $23.00 price to be paid for each Share represented a 27.6% premium over the closing price of the Shares on September 1, 2009, the last full trading day before the Offer and the Merger were approved by the Board and publicly announced, a 28.0% premium over the average closing price of the Shares for the approximate one-month period prior to September 1, 2009, a 37.6% premium over the average closing price of the Shares for the approximate three-month period prior to September 1, 2009, and a 48.0% premium over the average closing price of the Shares for the approximate six-month period prior to September 1, 2009.

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  Terms of the Merger Agreement.    The terms and conditions of the Merger Agreement, including:

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  the provision for a two-step transaction structure, with the Offer, including the obligation of Merger Sub to exercise the Top-Up Option, followed by the Merger, which may shorten the time to closing as compared to alternative structures;

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  the fact that the Merger Agreement provides that, under certain circumstances, Parent would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration date;

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    changes to the definition of "material adverse effect" that provided the Company with greater certainty of closing pursuant to the Merger Agreement;

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    the Company's ability to obtain specific performance of Parent's and Merger Sub's obligations;

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    the conditions to the closing of the Offer and the Merger and the likelihood of such conditions being satisfied, including the absence of any financing or Parent stockholder approval condition to Parent's obligation to complete the Offer;

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    the ability of the Company, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited written proposal for an acquisition transaction;

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    the Board's ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with the acceptance of a superior offer, subject to payment of a termination fee of $77.4 million; and

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    the Board's belief that the termination fee of $77.4 million payable to Parent in the circumstances set forth in the Merger Agreement is reasonable and customary in the context of termination fees that are payable in other comparable transactions of this type and are not likely to preclude or unreasonably deter another party from making a superior acquisition proposal.

  •
  Opinion and Financial Presentation of J.P. Morgan.    The Board considered the opinion and financial presentation of J.P. Morgan, dated September 2, 2009, to the effect that, as of the date of the opinion and upon and subject to the matters set forth in the opinion, the Offer Price to be paid to holders of Shares (other than Shares held by the Parent, Merger Sub and their respective affiliates) in the Offer and Merger (together and not separately, the "Transaction") was fair, from a financial point of view, to those holders. The full text of the J.P. Morgan opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in rendering its opinion, is attached hereto as Annex B and is incorporated herein by reference.

  •
  Opinion and Financial Presentation of Jefferies.    The Special Committee and the Board considered the opinion and financial presentation of Jefferies, dated September 2, 2009, to the Special Committee and the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $23.00 per share cash consideration to be paid in the Offer and the Merger, taken together, to holders of Company common stock (other than Parent, Merger Sub and their respective affiliates), as more fully described below in this Item 4 under "Opinion of Jefferies & Company, Inc." The full text of the Jefferies opinion, which sets forth the procedures followed, the factors considered and the assumptions made by Jefferies in arriving at its opinion, is attached hereto as Annex C and is incorporated herein by reference.

  •
  Unanimous Approval by Special Committee.    The fact that the Special Committee selected separate, independent financial advisors and legal counsel without any limitation imposed by the Board, and that the Special Committee, after separate discussion, unanimously recommended that the Board approve the Offer, the Merger, the Merger Agreement, and the other transactions contemplated thereby, and recommend that the stockholders of the Company vote in favor of the Merger.

  •
  Certainty of Value.    The fact that the Offer and the Merger, because they are for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transaction, that Parent agreed to proceed quickly towards the closing of the Merger and that Parent's and Merger Sub's obligations to purchase Shares in the Offer and to close the Merger are subject only to limited conditions.

  •
  Appraisal Rights.    The fact that the Company's stockholders will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger and demand appraisal of the fair value of their Shares under the DGCL.

  •
  Absence of Significant Regulatory Approvals.    The absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger or cause either party to exercise its right to terminate the Merger Agreement, as well as the efforts required by the parties to the Merger Agreement to obtain such approvals.

        The Board also considered a variety of uncertainties and risks in its deliberations concerning the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, including the following:

  •
  No Stockholder Participation in Future Growth or Earnings.    The fact that the nature of the transaction as a cash transaction will prevent current Company stockholders from being able to participate in any future earnings or growth of the Company, or the combined company, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company's operations.

  •
  Effect of Failure to Complete Transactions.    The possibility that if the Offer and the Merger and other contemplated transactions are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, the Company's business may be subject to disruption, the market's perceptions of the Company's prospects could be adversely affected and the Company's directors, officers and other employees will have expended considerable time and effort to consummate the transactions.

  •
  Interim Restrictions on Business.    The restrictions in the Merger Agreement on the conduct of the Company's business prior to the date Merger Sub's designees are elected to the Board, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, which may delay or prevent the Company from undertaking business opportunities that could arise prior to the appointment of Merger Sub's designees to the Board.

  •
  Potential Superior Offers.    The possibility that another party might have been willing to pay a higher purchase price for the Company than the $23.00 per Share price agreed to by Parent.

  •
  Restrictions on Competing Proposals.    The fact that the Merger Agreement imposes restrictions on the Company's ability to solicit or enter into any discussion or agreement concerning competing proposals, and the fact that the Company would be obligated to pay the termination fee of $77.4 million to Parent under specified circumstances.

  •
  Potential Conflicts of Interest.    The fact that the Company's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company's other stockholders, including, among other things, the vesting of Options and Restricted Stock and the potential cash payments payable to certain executives at the completion of the Merger in the event that their employment agreements are terminated. See Item 3 ("Past Contacts, Transactions, Negotiations and Agreements").

  •
  Tax Issues.    The fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. Federal income tax purposes.

        The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company's stockholders outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best reasonably available alternative to enhance stockholder value with limited risk of non-completion. Other than as described under "Background of the Transaction", the Board did not consider any other firm offers made for the Company during the last two years as there were no such offers of which the Board was aware.

        This discussion of the information and factors considered by the Board includes the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Tender Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Sepracor and its stockholders. Rather, the Board conducted an overall review of the factors described above, including discussion with Sepracor's management and outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that certain factors considered by the Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled "Forward-Looking Statements" in this Schedule 14D-9.

(d)   Intent to Tender.

        To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power, except for one director who, because of a purchase of Shares on the open market made within the last six months, will not tender all Shares over which he or she has sole dispositive power.

(e)   Opinion of J.P. Morgan Securities Inc.

        Pursuant to an engagement letter dated July 6, 2009 (the "J.P. Morgan Engagement Letter"), the Special Committee retained J.P. Morgan to act as its financial advisor in connection with a potential strategic transaction. On September 2, 2009, J.P. Morgan rendered its written opinion to the Special Committee and the Board to the effect that, as of that date and based upon and subject to the matters set forth in J.P. Morgan's opinion, the Offer Price to be paid to holders of Shares (other than Shares held by Parent, Merger Sub and their respective affiliates) in the Transaction was fair, from a financial point of view, to those holders.

        The full text of the written opinion of J.P. Morgan, dated September 2, 2009, which sets forth the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in rendering its opinion, is attached to this Schedule 14D-9 as Annex B. The Company encourages you to read the opinion carefully in its entirety. J.P. Morgan's written opinion was addressed to the Special Committee and the Board, was directed only to the fairness, from a financial point of view, of the Offer Price to be paid to holders of Shares (other than Shares held by Parent, Merger Sub and their respective affiliates) in the Transaction, and does not constitute a recommendation to any Company stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote with respect to the Merger or any other matter.

        The issuance of J.P. Morgan's opinion has been approved by a fairness opinion committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, J.P. Morgan, among other things:

  •
  reviewed a draft dated September 2, 2009 of the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company common stock and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by the Company or otherwise reviewed by or for it, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement will not differ in any material respects from the draft thereof furnished to it. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by the Company and its advisors with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        J.P. Morgan's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. It should be understood that subsequent developments may affect J.P. Morgan's opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan's opinion was limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Shares (other than Shares held by Parent, Merger Sub and their respective affiliates) in the proposed Transaction and J.P. Morgan expressed no opinion as to the fairness of the Transaction to any person or entity, or as to the fairness of any consideration to be received in connection therewith by the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Offer Price to be received by the holders of Shares in the Transaction or with respect to the fairness of any such compensation.

        The projections furnished to J.P. Morgan for the Company were prepared by or at the direction of the management of the Company. The Company does not as a matter or course publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

        In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

(i)    Summary of J.P. Morgan's Analyses.

        Based upon the closing price per Share of $18.03 on September 1, 2009, which was the last full trading day prior to J.P. Morgan's presentation to the Board on September 2, 2009, and the Offer Price of $23.00 per Share, J.P. Morgan noted that the Offer Price represented:

  •
  a premium of 27.6% over the closing price per Share on September 1, 2009 of $18.03;

  •
  a premium of 28.0% over the average closing price per Share for the one-month period ended September 1, 2009;

  •
  a premium of 37.6% over the average closing price per Share for the three-month period ended September 1, 2009;

  •
  a premium of 48.0% over the average closing price per Share for the six-month period ended September 1, 2009;

  •
  a premium of 54.8% over the average closing price per Share for the one-year period ended September 1, 2009;

  •
  a premium of 17.8% over the highest closing price per Share for the 52-week period ended September 1, 2009; and

  •
  a premium of 125.0% over the lowest closing price per Share for the 52-week period ended September 1, 2009.

        J.P. Morgan noted that the Company's firm value based on the Offer Price of $23.00 per Share was approximately $2.2 billion, based on an equity value of approximately $2.6 billion, less net cash of approximately $419 million as of June 30, 2009 according to the Company's most recent filing on Form 10-Q. J.P. Morgan also noted that the Company's firm value based on the closing price per Share of $18.03 on September 1, 2009 was approximately $1.6 billion, based on an equity value of approximately $2.0 billion, less net cash of approximately $419 million as of June 30, 2009 according to the Company's most recent filing on Form 10-Q. "Net cash" refers to cash and cash equivalents less debt.

(ii)   Historical Share Price Analysis.

        J.P. Morgan reviewed, solely for reference purposes, the price performance of the Shares during the 52-week period ended September 1, 2009. J.P. Morgan noted that the low and high trading prices per Share during that period ending on September 1, 2009 were $10.22 and $19.53, respectively, compared to the closing price per Share of $18.03 on September 1, 2009 and the Offer Price of $23.00 per Share.

(iii)  Analyst Price Targets.

        J.P. Morgan reviewed, solely for reference purposes, the price targets for the Shares published by certain equity research analysts during the period from July 2, 2009 to August 10, 2009, which ranged from $11.00 to $25.00 per Share with a mean of $17.61 per Share, compared to the closing price per Share of $18.03 on September 1, 2009 and the Offer Price of $23.00 per Share.

(iv)  Selected Public Companies Analysis.

        Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies that J.P. Morgan deemed to be relevant. The companies selected by J.P. Morgan were:

  •
  Allergan, Inc.;

  •
  Biovail Corporation;

  •
  Cephalon, Inc.;

  •
  Endo Pharmaceuticals Holdings Inc.;

  •
  Forest Laboratories, Inc.;

  •
  King Pharmaceuticals, Inc.;

  •
  Medicis Pharmaceutical Corporation;

  •
  Shire plc;

  •
  Valeant Pharmaceuticals International; and

  •
  Warner Chilcott plc.

        None of the companies utilized in the analysis was identical or directly comparable to the Company. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the selected companies compared to the Company's and other factors that could affect the public trading value of the comparable companies and the Company.

        Using publicly available information, J.P. Morgan reviewed for each of these companies:

  •
  firm value, which means the market value of common stock plus indebtedness and the book value of any minority interest minus cash and cash equivalents, as a multiple of estimated earnings before interest, taxes, depreciations and amortization ("EBITDA"), for the fiscal years 2009 and 2010, which is referred to below as "FV/2009E EBITDA" and "FV/2010E EBITDA", respectively; and

  •
  stock price as a multiple of estimated earnings per share ("EPS") for the fiscal years 2009 and 2010, which is referred to below as "2009E P/E" and "2010E P/E", respectively.

        Using the multiples for the two companies that were deemed most relevant based on their operating and financial characteristics (Endo Pharmaceuticals Holdings Inc. and Forest Laboratories, Inc.), this analysis showed the following:

Benchmark	High		Low		Mean
FV/2009E EBITDA	4.5	x	3.8	x	4.2	x
FV/2010E EBITDA	4.4	x	3.7	x	4.1	x
2009E P/E	8.4	x	7.9	x	8.1	x
2010E P/E	7.9	x	7.3	x	7.6	x

        J.P. Morgan then selected the following reference ranges of multiples for purposes of calculating the Company's equity value per Share: 3.5x - 4.5x for the FV/2009E EBITDA multiple, 3.5x - 4.5x for the FV/2010E EBITDA multiple, 7.5x - 8.5x for the 2009E P/E multiple, and 7.0x - 8.0x for the 2010E P/E multiple. These reference ranges were based on the ranges of multiples calculated in the chart above for comparable companies but adjusted to take into account differences between the Company and the comparable companies and such other factors as J.P. Morgan deemed appropriate. J.P. Morgan then calculated the Company's firm value per Share implied by each of these reference ranges of multiples, incorporating an estimate of the value of the Company's net operating losses ("NOLs") and applying a normalized tax rate to calculate EPS as if these NOLs were not available. This analysis indicated an equity value per Share ranging from: (a) approximately $16.15 to approximately $19.10, based on FV/2009E EBITDA multiples, (b) approximately $16.75 to approximately $19.85, based on FV/2010E EBITDA multiples, (c) approximately $13.95 to approximately $15.55, based on 2009E P/E multiples, and (d) approximately $14.70 to approximately $16.55, based on 2010E P/E multiples compared in each case to the closing price per Share of $18.03 on September 1, 2009 and the Offer Price of $23.00 per Share.

(v)   Discounted Cash Flow Analysis.

        Ten-Year DCF with Terminal Value.    J.P. Morgan conducted a discounted cash flow ("DCF") analysis of the Company to calculate a range of implied per Share equity values. A DCF analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by assets and taking into consideration the time value of money with respect to those future free cash flows by calculating their "present value." "Present value" refers to the current value of one or more future cash payments from the asset, which J.P. Morgan refers to as that asset's free cash flows, and is obtained by discounting those free cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. "Terminal value" refers to the capitalized value of all free cash flows from an asset for periods beyond the final forecast period.

        J.P. Morgan analyzed the ten-year projections provided by the Company's management with respect to the Company's future unlevered free cash flows and calculated the implied fully diluted equity value per Share incorporating an estimate of the value of the Company's NOLs as well as the

Company's projected net cash as of December 31, 2009. The future unlevered cash flows were then discounted back to present value as of December 31, 2009 using discount rates ranging from 10.0% to 12.0%, which discount range was based upon an analysis of the Company's weighted average cost of capital. The Company's terminal value was calculated using perpetuity growth rates ranging from 1.0% to 2.0%, based upon guidance provided by the Company's management.

        This analysis indicated an equity value per Share ranging from approximately $19.60 to $23.30, with a midpoint valuation of $21.18, compared to the closing price per Share of $18.03 on September 1, 2009 and the Offer Price of $23.00 per Share.

        Products and Pipeline through 2030 DCF.    For reference only, J.P. Morgan also performed a DCF analysis for the purpose of determining the implied fully diluted equity value per Share using projections of each marketed and pipeline product's future unlevered free cash flows prepared by Company management. This analysis was prepared by valuing the Company on a "sum of the parts" basis as the sum of the DCF values of the following marketed products, pipeline products, business segments and other items:

  •
  XOPENEX®;

  •
  LUNESTA®;

  •
  BROVANA®;

  •
  Sepracor Pharmaceuticals, Inc.;

  •
  The Ciclesonide portfolio of products in-licensed from Nycomed S.C.A. SICAR;

  •
  STEDESATM;

  •
  SEP-162/164;

  •
  Other pipeline products (including levalbuterol/ipratropium, SEP-900, SEP-432 and SEP-018);

  •
  Corporate (which consists of the Company's royalty revenues as well as unallocated overhead expenses and other costs);

  •
  Projected net cash as of December 31, 2009; and

  •
  NOLs.

        J.P. Morgan analyzed the projections provided by the Company's management with respect to each marketed and pipeline product throughout the term that each such product generated free cash flows (the last year of free cash flows for such products being as early as 2019 and as late as 2030) and calculated the implied fully diluted equity value per Share that each such product generated. The free cash flows were then discounted back to present value as of December 31, 2009 using discount rates ranging from 10.0% to 12.0%, which discount range was based upon an analysis of the Company's weighted average cost of capital.

        This analysis indicated an equity value per Share ranging from approximately $20.25 to $22.05, with a midpoint valuation of $21.12, compared to the closing price per Share of $18.03 on September 1, 2009 and the Offer Price of $23.00 per Share.

(vi)  General.

        The summary set forth above does not purport to be a complete description of the analyses or data utilized by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry- specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that may be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

        As a part of their investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to act as the Company's financial advisor with respect to the Transaction on the basis of J.P. Morgan's experience and its familiarity with the industry in which the Company operates.

        During the two years preceding the date of J.P. Morgan's written opinion, neither J.P. Morgan nor its affiliates had any other significant financial advisory or other significant commercial or investment banking relationships with the Company or Parent. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of their customers and, accordingly, they may at any time hold long or short positions in those securities.

        For a description of the terms of J.P. Morgan's engagement as the Company's financial advisor, see the discussion set forth in Item 5 below.

(f)    Opinion of Jefferies & Company, Inc.

        On September 2, 2009, at a meeting of the Special Committee and the Board held to evaluate the Offer and the Merger, Jefferies delivered to the Special Committee and the Board an oral opinion, which was confirmed by delivery of a written opinion dated September 2, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in Jefferies' opinion, the $23.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company common stock (other than Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of Jefferies' opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies. This opinion is attached to this Schedule 14D-9 as Annex C and is incorporated herein by reference. Jefferies' opinion was provided for the use and benefit of the Special Committee and the Board in their evaluation of the $23.00 per share cash consideration from a financial point of view and did not address any other aspect of the Offer or the Merger. The opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions or opportunity that might be available to the Company, nor did it address the Company's underlying business decision to engage in the Offer or the Merger or the terms of the Merger Agreement or the documents referred to in the Merger Agreement. Jefferies' opinion does not constitute a recommendation as to whether holders of Company common stock should tender shares in the Offer or how such holders should vote on the Merger or any related matter. The following summary of Jefferies' opinion is qualified in its entirety by reference to the full text of Jefferies' opinion.

        In arriving at its opinion, Jefferies, among other things:

  (i)
  reviewed a draft dated September 2, 2009 of the Merger Agreement;

  (ii)
  reviewed certain publicly available financial and other information about the Company;

  (iii)
  reviewed certain information furnished to Jefferies by the Company's management, including financial forecasts, relating to the Company's business, operations and prospects;

  (iv)
  held discussions with members of the Company's senior management concerning the matters described in clauses (ii) and (iii) above;

  (v)
  reviewed the share trading price history and valuation multiples for Company common stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

  (vi)
  compared the proposed financial terms of the Offer and the Merger, taken together, with the financial terms of certain other transactions that Jefferies deemed relevant; and

  (vii)
  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the Company's management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the Company's assets or liabilities (contingent or otherwise), did not conduct a physical inspection of any of the Company's properties or facilities, was not furnished with any evaluations or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts provided to and examined by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's management as to the Company's future financial performance. Jefferies expressed no opinion as to the Company's financial forecasts or the assumptions on which they were made. Jefferies relied, without independent investigation or verification, upon the assessments of the Company's management as to the Company's products and product candidates and the risks associated with such products and product candidates (including, without limitation, the probability of successful testing, development, marketing, and approval by appropriate governmental authorities of, and the potential impact of competition and expiration of patents on, such products and product candidates).

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies' opinion. The credit, financial and stock markets have been experiencing unusual volatility and Jefferies expressed no opinion or view as to any potential effects of such volatility on the Company, Parent, the Offer or the Merger. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of the opinion. Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and assumed the correctness in all respects material to its analysis of all legal and accounting advice given to the Company, the Special Committee and the Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger

Agreement to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer or the Merger to any holder of Company common stock. Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft it reviewed. Jefferies also assumed that in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, the Offer or the Merger. Jefferies was not authorized to and did not solicit expressions of interest from any third parties with respect to the sale of all or any part of the Company or any alternative transaction.

        Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Company common stock as set forth in Jefferies' opinion. Jefferies expressed no opinion as to the price at which shares of Company common stock would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger relative to the $23.00 per share cash consideration to be received by holders of shares of Company common stock. Jefferies' opinion was authorized by the Fairness Committee of Jefferies & Company, Inc. Except as discussed above, the Company imposed no other instructions or limitations on Jefferies with respect to the investigations made or the procedures followed by Jefferies in rendering its opinion.

        In connection with rendering its opinion to the Special Committee and the Board, Jefferies performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected company analysis and the selected precedent transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company or the Offer and the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies' analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company provided by the Company's management or derived from public sources in or underlying Jefferies' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

        The $23.00 per share cash consideration to be received in the Offer and the Merger was determined through negotiation between the Company and Parent, and the decision by the Company to enter into the Offer and the Merger was solely that of the Special Committee and the Board. Jefferies' opinion and financial analyses were only one of many factors considered by the Special Committee and the Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Special Committee, the Board or the Company's management with respect to the Offer and the Merger or the $23.00 per share cash consideration payable in the Offer and the Merger.

        The following is a brief summary of the material financial analyses performed by Jefferies and reviewed with the Special Committee and the Board on September 2, 2009 in connection with Jefferies' opinion relating to the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses. At the direction of the Company's management, for purposes of the analyses described below, Jefferies considered certain long-term investments and other assets as of June 30, 2009 and December 31, 2009 reflected on the Company's balance sheet as cash and cash equivalents and utilized in its calculations the number of fully diluted shares of Company common stock outstanding as of July 30, 2009.

(i)    Selected Company Analysis.

        Jefferies compared selected financial and stock market data of the Company with corresponding data of the following ten selected publicly traded companies in the specialty branded pharmaceutical sector, which is the industry sector in which the Company operates:

  •
  Allergan, Inc.

  •
  Biovail Corporation

  •
  Cephalon, Inc.

  •
  Endo Pharmaceuticals Holdings Inc.

  •
  Forest Laboratories, Inc.

  •
  King Pharmaceuticals, Inc.

  •
  Medicis Pharmaceutical Corporation

  •
  Shire plc

  •
  Valeant Pharmaceuticals International

  •
  Warner Chilcott plc

        Jefferies reviewed, among other things, the enterprise values of the selected companies, calculated as fully diluted equity value based on closing stock prices on September 1, 2009, less cash and cash equivalents, plus total book value of debt, preferred equity and non-controlling interests, as a multiple of calendar years 2009 and 2010 estimated EBITDA. Jefferies also reviewed closing stock prices of the selected companies on September 1, 2009 as a multiple of calendar years 2009 and 2010 estimated EPS as adjusted for certain non-recurring items, referred to as adjusted EPS. Jefferies then applied a selected range of calendar years 2009 and 2010 estimated EBITDA derived from the selected companies to corresponding data of the Company. Jefferies also applied a selected range of calendar years 2009 and 2010 estimated adjusted EPS multiples derived from the selected companies to corresponding data of the Company (as adjusted to take into account a normalized tax rate per the Company's management), and then added to the resulting implied per share equity value reference ranges for the Company the per share amount of the present value of NOLs anticipated by the Company's management to be utilized by the Company. Estimated financial data for the selected companies were based on consensus estimates of publicly available research analysts, public filings and other publicly available information. Estimated financial data for the Company were based on internal estimates of the Company's management. This analysis indicated implied per share equity value reference ranges for the Company based on calendar years 2009 and 2010 estimated EBITDA of approximately $17.11 to $21.57 per share and $16.32 to $21.03 per share, respectively, and calendar years 2009 and 2010 estimated adjusted EPS of approximately $14.77 to $17.98 per share and $15.64 to $19.30 per share, respectively, as compared to the $23.00 per share cash consideration.

(ii)   Selected Precedent Transactions Analysis.

        Jefferies reviewed transaction values in the following 12 selected transactions announced between January 1, 2004 and September 1, 2009 involving specialty branded pharmaceutical companies in the United States, Canada and Europe, which are the regions in which the Company primarily conducts its operations:

Announcement Date	Acquiror	Target
• 08/23/2009	• Warner Chilcott plc	• P&G Company (Pharma segment)
• 07/14/2009	• Hisamitsu Pharmaceutical Co. Inc.	• Noven Pharmaceuticals Inc.
• 04/20/2009	• GlaxoSmithKline plc	• Stiefel Laboratories, Inc.
• 02/09/2009	• H. Lundbeck A/S	• OVATION Pharmaceuticals, Inc.
• 09/01/2008	• Shionogi & Co. Ltd.	• Sciele Pharma Inc.
• 08/22/2008	• King Pharmaceuticals, Inc.	• Alpharma, Inc.
• 11/29/2007	• TPG Partners V, L.P.	• Axcan Pharma Inc.
• 10/17/2007	• Galenica Ltd.	• Aspreva Pharmaceuticals Corporation
• 09/25/2006	• UCB SA	• Schwarz Pharma AG
• 09/21/2006	• Nycomed Pharma AS	• ALTANA Pharma AG
• 07/12/2005	• Solvay SA	• Fournier Pharma
• 10/27/2004	• Private Equity Consortium	• Warner Chilcott plc

        Jefferies reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company's equity, less cash and cash equivalents, plus total book value of debt, preferred equity and non-controlling interests, as a multiple, to the extent publicly available or meaningful, of one-year forward estimated EBITDA. Jefferies then applied a selected range of one-year forward EBITDA multiples derived from the selected transactions to the Company's calendar year 2010 estimated EBITDA. Estimated financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the Company were based on internal estimates of the Company's management. This analysis indicated an implied per share equity value reference range for the Company of approximately $22.61 to $28.90 per share, as compared to the $23.00 per share cash consideration.

(iii)  Discounted Cash Flow Analysis.

        Jefferies performed a DCF analysis of the Company using financial forecasts and estimates relating to the Company prepared by the Company's management, including NOLs anticipated by the Company's management to be utilized by the Company by the fiscal year ending December 31, 2011. Jefferies calculated a range of implied present values (as of December 31, 2009) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during calendar years 2010 through 2019 and of terminal values for the Company based on the Company's calendar year 2019 unlevered free cash flow (as adjusted for certain non-recurring items per the Company's management). Implied terminal values were derived by applying to the Company's calendar year 2019 unlevered free cash flow (as adjusted for certain non-recurring items per the Company's management) a range of perpetual growth rates of (1.0%) to 1.0%. Present values of cash flows and terminal values were calculated using discount rates ranging from 9.0% to 11.0%. This analysis indicated an implied per share equity value reference range for the Company of approximately $19.62 to $24.14 per share, as compared to the $23.00 per share cash consideration.

(iv)  Other Factors.

        Jefferies also reviewed, for informational purposes, certain other factors, including:

  •
  the premiums paid in selected transactions involving healthcare companies announced between January 1, 2004 and September 1, 2009 and applied to the closing price of Company common stock 30 days prior to September 1, 2009 a selected range of premiums derived from the 30-day pre-announcement period of such transactions, which indicated an implied per share equity reference range for the Company of approximately $20.92 to $24.94;

  •
  historical trading prices and trading volumes of Company common stock; and

  •
  stock price targets for Company common stock as estimated by selected research analysts.

(v)   Miscellaneous.

        Jefferies maintains a market in the securities of the Company in the ordinary course of its business. Jefferies and its affiliates also may trade or hold securities of the Company or Parent and/or their respective affiliates for Jefferies' own account and for the accounts of Jefferies' customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek, in the future, to provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which Jefferies would expect to receive compensation.

        Jefferies was selected to act as a financial advisor for the Special Committee in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in similar transactions. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   J.P. Morgan Securities Inc.

        Pursuant to the J.P. Morgan Engagement Letter, the Company has agreed to pay J.P. Morgan a fee, based upon a percentage of the aggregate value of the Offer, in the amount of approximately $15.3 million, of which $250,000 was payable as a quarterly retainer fee and $1.5 million was payable at the time J.P. Morgan delivered its opinion to the Special Committee and the Board and the balance of which is payable only if the Transaction is consummated. In addition, the Company also agreed to reimburse J.P. Morgan for all reasonable and documented out-of-pocket expenses reasonably incurred by J.P. Morgan under the J.P. Morgan Engagement Letter, including the fees and disbursements of its legal counsel. The Company also agreed to indemnify J.P. Morgan and related parties against certain liabilities arising out of its engagement.

        Additional information pertaining to the retention of J.P. Morgan by the Company is set forth in Item 4 under the heading "Opinion of J.P. Morgan Securities Inc."

(b)   Jefferies & Company, Inc.

        Under the terms of Jefferies' engagement, the Company agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger a $1.5 million fee, which was payable upon delivery of Jefferies' opinion regardless of the conclusion reached in such opinion. In addition, the Company agreed to reimburse Jefferies for its expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        Additional information pertaining to the retention of Jefferies by the Company is set forth in Item 4 under the heading "Opinion of Jefferies & Company, Inc."

        Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions in the Shares have been effected during the last 60 days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, other than Shares received as compensation in the ordinary course of business in connection with the Company's employee benefit plans.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization.

        Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

(a)   Appraisal Rights.

        Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder's Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL ("Appraisal Shares") will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares may be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares and the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. Holders of Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and Merger, are not opinions as to fair value under Section 262 of the DGCL. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Offer Price.

        The Company shall promptly notify Parent in writing of any written demands received by the Company for appraisal of any Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

(b)   Anti-Takeover Statutes.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the outstanding voting stock which the interested stockholder did not own.

        A corporation may also elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's outstanding voting stock.

        The Board of Directors has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement from the restrictions on business combinations contained in Section 203 of the DGCL, and such action is effective as of September 2, 2009.

        A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit. In December 1988, in Grand Metropolitan PLC v. Butterworth, a U.S. federal district court in Florida held that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        The Company conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, use reasonable best efforts to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Merger Sub may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Merger Sub may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Merger Sub may not be obligated to accept for payment any Shares tendered.

(c)   Antitrust Compliance.

        United States.    The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Under the HSR Act, both parties to the transaction are required to submit a Notification and Report Form (the "HSR Application") and observe a 15-day waiting period following Merger Sub's filing prior to Merger Sub's acquisition of the Shares. During the 15-day waiting period, the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") will examine the legality under the antitrust laws of Merger Sub's acquisition of the Shares. At any time prior to the expiration of the 15-day waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Merger Sub's acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company or its subsidiaries. Private parties, and state attorneys general, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result of such challenge. Parent submitted its HSR Application on September 8, 2009 and has requested early termination of the waiting period applicable to the Offer. The Company submitted its HSR Application on September 8, 2009.

        Antitrust Laws of Countries and Jurisdictions Other Than the United States.    Parent is a company formed under the laws of Japan, and Parent and its subsidiaries conduct business primarily in countries and jurisdictions other than the United States. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Furthermore, the governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that the Company will be able to, or that Parent or Merger Sub will, satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company after purchase of the Shares pursuant to the Offer or the Merger.

(d)   Majority Protection Option.

        The summary of the Majority Protection Option in Section 13 of the Offer to Purchase titled "The Transaction Documents—The Merger Agreement—Majority Protection Option" is incorporated herein by reference.

(e)   Top-Up Option.

        The summary of the Top-Up Option in Section 13 of the Offer to Purchase titled "The Transaction Documents—The Merger Agreement—Top-Up Option" is incorporated herein by reference.

(f)    Vote Required to Approve the Merger.

        The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Company common stock, Merger Sub will be able to effect the merger after consummation of the Offer without a vote by the Company's stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company common stock, the affirmative vote of the holders of a majority of the outstanding shares of Company common stock will be required under the DGCL to effect the merger.

(g)   Section 14(f) Information Statement.

        The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in the Information Statement, and is incorporated herein by reference.

(h)   Financial Projections.

        The Company's management does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided certain non-risk adjusted financial forecasts prepared by management to Parent and Merger Sub and other potential buyers that were given access to the Company's virtual data room in connection with their consideration of a potential transaction with the Company, as set forth below under the heading "Unadjusted Case—Non-Probability- and Non-Risk-Adjusted Projections". The Company also provided certain probability-weighted, risk-adjusted financial forecasts prepared by senior management to J.P. Morgan and Jefferies, as set forth below under the heading "Risk-Adjusted Case—Probability- and Risk-Adjusted Projections". The Company has included the "Unadjusted Case" projections, which were dated as of July 2, 2009 and provided to Parent, Merger Sub and other potential buyers who had access to our virtual data room, and the "Risk-Adjusted Case" projections, which were dated as of July 21, 2009 and utilized by J.P. Morgan and Jefferies in connection with their respective opinions, in this Schedule 14D-9 to provide Stockholders access to this information. The inclusion of this information should not be regarded as an indication that Parent, Merger Sub, J.P. Morgan, Jefferies or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual results as further discussed below under the heading "General Discussion Regarding Projections".

(i)    "Unadjusted Case"—Non-Probability- and Non-Risk-Adjusted Projections.

        The "Unadjusted Case" projections were prepared by the management of the Company for the purpose of sharing with Parent and Merger Sub and other potential buyers that were provided access to the Company's virtual data room and showing the full potential of each product of the Company in a "perfect case" scenario. The "Unadjusted Case" projections are not probability- or risk-adjusted and do not reflect the estimates and judgments of the Company's management as to the expected future results of operations and financial condition of the Company. The "Unadjusted Case" projections consisted of the following estimates of financial performance set forth below.

        Note that these non-probability- and non-risk-adjusted projections:

  •
  were based on the assumption that each of the Company's current product candidates, which are in various stages of clinical trials, ultimately is approved by the FDA, without delay and for human use, and for the indications sought, following the conclusion of the pending trials and any subsequent trials that are currently anticipated by the Company;

  •
  assume all of the Company's intellectual property rights are maintained for the full exclusivity periods that are currently anticipated by the Company, that the Company is able to obtain a pediatric exclusivity extension for LUNESTA®, and that there is no generic or other direct competition to the Company's products until such time as the full exclusivity periods expire;

  •
  assume no manufacturing issues that may hinder product supply;

  •
  assume that no new governmental regulations or adverse changes in managed care reimbursement or coverage will be adopted that hinder the Company's ability to sell products; and

  •
  reflect numerous other assumptions of management with respect to general business, economic, legal, market and financial conditions and other matters.

        These assumptions regarding future events are difficult to predict and many are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing these projections will be realized and actual results may be materially greater or less than those contained in the projections.

	Fiscal Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015
	(Millions of dollars)
Total Revenue	$1,264	$1,405	$1,528	$1,672	$1,679	$2,044	$2,701
Earnings Before Interest and Taxes	204	329	360	440	403	422	534
Non-GAAP Net Income	314	349	425	508	306	325	396

        The projected Non-GAAP Net Income in the table above excludes milestone payments, restructuring charges, and other non-recurring or one-time items as well as amortization and certain interest and tax expenses.

        The above projections are not probability- or risk-adjusted to reflect the view of the Company's management as to the likelihood of each pipeline product becoming commercialized. The above projections are not probability- or risk-adjusted to reflect the view of the Company's management as to the likelihood of any potential developmental, regulatory, litigation, commercial or product risks.

(ii)   "Risk-Adjusted Case"—Probability- and Risk-Adjusted Projections.

        The Company's management also prepared "Risk-Adjusted Case" projections for the purpose of evaluating the offer from Parent and other potential buyers. The projections below represent the "Risk-Adjusted Case" projections that were prepared by the Company's management. The projections below were prepared to reflect a product-by-product estimate by the Company's management of the likelihood of regulatory approval and successful commercialization, including the potential future competitive environment and management's product-by-product estimate of patent life and patent product exclusivity, revenue, research and development and other costs, profit and loss and cash flow assumptions, including alternate scenarios and probability of occurrence of those alternate scenarios for specific products. The projections below assume full retention of all identified pipeline products. The "Risk-Adjusted Case" projections were not made available to Parent or Merger Sub or any other potential buyer. The "Risk-Adjusted Case" projections consisted of the following estimates of financial performance:

	Fiscal Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015
	(Millions of dollars)
Total Revenue	$1,262	$1,396	$1,505	$1,549	$1,238	$1,260	$1,492
Earnings Before Interest and Taxes	202	318	340	349	191	175	247
Non-GAAP Net Income	312	346	391	392	153	148	197

        The projected Non-GAAP Net Income in the table above excludes milestone payments, restructuring charges, and other non-recurring or one-time items as well as amortization and certain interest and tax expenses.

(iii)  General Discussion Regarding Projections.

        Sepracor's non-public business and financial information and projections that Sepracor provided to Parent, Merger Sub, J.P. Morgan, Jefferies or any other party during the course of such person's respective due diligence investigation, or in the case of J.P. Morgan and Jefferies, utilization in connection with the respective financial analyses conducted by J.P. Morgan and Jefferies, were provided solely in connection with such due diligence investigation or utilization and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will be correct.

        The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to the Company's business. Many of these matters are beyond the Company's control and the continuing turmoil in general economic conditions creates significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. Since the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The financial projections were prepared solely for internal use by the Company and its advisors, in the case of the "Risk-Adjusted Case," and for the use of Parent and other potential buyers that were given access to the Company's virtual data room and their respective advisors in the case of the "Unadjusted Case" in connection with a potential transaction with the Company and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by the Company's management. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections do not take into account any circumstances or events occurring after July 2, 2009, in the case of the "Unadjusted Case" projections, or July 21, 2009, in the case of the "Risk-Adjusted Case" projections, the respective dates they were prepared. There can be no assurance that the announcement of the Offer and the Merger will not cause the Company's customers to delay or cancel purchases of the Company's products pending the consummation of the Offer and the Merger or the clarification of Parent's intentions with respect to the conduct of the Company's business thereafter. Any such delay or cancellation of customer sales could adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the ability of the Company to achieve the results reflected in such financial projections could be adversely affected by the termination of the Merger Agreement and the transactions contemplated thereby.

        The Company has made publicly available its actual results of operations for the quarter ended March 31, 2009 and for the quarter ended June 30, 2009. You should review the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC to obtain this information. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the projections set forth above. No one has made or makes any representation to any stockholder regarding the information included in these projections.

        The Company expects there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under "Item 1A. Risk Factors" in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC (the "June 30 10-Q"). All projections and forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the June 30 10-Q. The inclusion of projections herein should not be regarded as an indication that such projections will be necessarily predictive of actual future events, and they should not be relied on as such. However, the Company's management informed J.P. Morgan and Jefferies that the "Risk-Adjusted Case" projections set forth above are the projections that the management of the Company believes reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and, accordingly, upon which, with the Company's consent, each of J.P. Morgan and Jefferies relied upon in performing its analysis.

        Except as required by applicable securities laws, the Company undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

        Sepracor's stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

(i)    Litigation.

        On September 8, 9 and 10, 2009, several purported class action lawsuits were filed variously against the Company, the Board, Parent and Merger Sub. Three actions have been filed in the Delaware Chancery Court captioned Stationary Engineers Local 39 Pension Fund Trust Fund v. Sepracor Inc. et al., No. 4871 (Del. Ch. filed Sept. 8, 2009); Salvatore Toronto v. Adrian Adams et al., No. 4872 (Del. Ch. filed Sept. 8, 2009); and Max Katz v. Sepracor Inc. et al. No. 4883 (Del. Ch. filed Sept. 10, 2009). One action has been filed in Massachusetts Superior Court captioned Dennis Giaquinto v. Sepracor Inc. et al., C.A. No. 09-3883 (filed Sept. 9, 2009). The plaintiffs in these actions purport to sue on behalf of a class of stockholders of the Company, and allege that members of the Board breached their fiduciary duties to the Company's stockholders by, among other things, failing to maximize shareholder value in connection with the potential sale of the Company, and that the Company, Parent and Merger Sub aided and abetted the purported breaches of fiduciary duties. The relief sought in each of the complaints is, among other things, an injunction against the Offer and rescission of the Offer and Merger to the extent it has been implemented.

(j)    Forward Looking Statements.

        Information both included and incorporated by reference in this Schedule 14D-9 may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about Sepracor's beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond Sepracor's control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. Sepracor's actual future results may differ materially from those set forth in its forward-looking statements. Sepracor's ability to achieve its objectives could be adversely affected by the factors discussed in the June 30 10-Q, as well as, among others: (1) macroeconomic conditions and general industry conditions such as the competitive environment; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period.

ITEM 9.    EXHIBITS.

INDEX TO EXHIBITS

Exhibit No.
Exhibit (a)(1)	Offer to Purchase dated September 15, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with respect to the Company on September 15, 2009 (the "Schedule TO")).
Exhibit (a)(2)	Form of Letter of Transmittal dated September 15, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
Exhibit (a)(3)
Press Release issued by the Company and Parent dated September 3, 2009 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K of the Company, File No. 000-19410, filed with the SEC on September 3, 2009).
Exhibit (a)(4)	Form of Summary Advertisement published in The Wall Street Journal on September 15, 2009 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
Exhibit (a)(5)	Letter to Stockholders of the Company dated September 15, 2009.
Exhibit (a)(6)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
Exhibit (a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
Exhibit (a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
Exhibit (e)(1)
Agreement and Plan of Merger, dated as of September 3, 2009, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, File No. 000-19410, filed with the SEC on September 3, 2009).
Exhibit (e)(2)	The Information Statement of the Company dated as of September 15, 2009 (included as Annex A to this Schedule 14D-9).
Exhibit (e)(3)	Confidentiality Agreement between Parent and the Company dated June 13, 2009.
Exhibit (e)(4)	Exclusivity Agreement dated as of August 17, 2009.
Exhibit (e)(5)
First Amendment, dated September 3, 2009, to the Rights Agreement, dated June 3, 2002, between the Company and Computershare Trust Company, N.A. (as successor Rights Agent to EquiServe Trust Company, N.A.) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, File No. 000-19410, filed with the SEC on September 3, 2009).

Exhibit No.
Exhibit (e)(6)	Form of Executive Retention Agreement by and between the Company and each of Robert F. Scumaci and Mark H.N. Corrigan, as amended (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(7)
Form of Executive Retention Agreement by and between the Company and each of Andrew I. Koven, Mark Iwicki and Richard Ranieri, as amended (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(8)
Amended and Restated Employment Agreement by and between the Company and Adrian Adams dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(9)
Executive Retention Agreement by and between the Company and Adrian Adams dated March 1, 2007, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(10)
Amended and Restated Employment Agreement by and between the Company and Mark H.N. Corrigan, M.D. dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(11)
Amended and Restated Employment Agreement by and between the Company and Andrew I. Koven dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(12)
Amended and Restated Employment Agreement by and between the Company and Mark Iwicki dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(13)
Amended and Restated Employment Agreement by and between the Company and Richard Ranieri dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(14)
Amended and Restated Employment Agreement by and between the Company and Robert F. Scumaci dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(15)	Company's 1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
Exhibit (e)(16)	Company's 1999 Director Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999).

Exhibit No.
Exhibit (e)(17)	Company's 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008).
Exhibit (e)(18)	Company's 1991 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999).
Exhibit (e)(19)	Company's 1997 Stock Option Plan (incorporated by reference to Exhibit 10.36 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
Exhibit (e)(20)	Company's 2008 Director Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Form 10-Q for the period ended June 30, 2008).
Exhibit (e)(21)	Company's 2009 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed May 14, 2009).
Exhibit (e)(22)	Company's 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).
Exhibit (g)	None

Annex A    The Information Statement of the Company dated as of September 15, 2009.
Annex B    Opinion of J.P. Morgan Securities Inc. dated September 2, 2009.
Annex C    Opinion of Jefferies & Company, Inc. dated September 2, 2009.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPRACOR INC.
By:	/s/ ADRIAN ADAMS
Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated: September 15, 2009

INDEX TO EXHIBITS

Exhibit No.
Exhibit (a)(1)	Offer to Purchase dated September 15, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with respect to the Company on September 15, 2009 (the "Schedule TO")).
Exhibit (a)(2)	Form of Letter of Transmittal dated September 15, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
Exhibit (a)(3)
Press Release issued by the Company and Parent dated September 3, 2009 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K of the Company, File No. 000-19410, filed with the SEC on September 3, 2009).
Exhibit (a)(4)	Form of Summary Advertisement published in The Wall Street Journal on September 15, 2009 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
Exhibit (a)(5)	Letter to Stockholders of the Company dated September 15, 2009.
Exhibit (a)(6)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
Exhibit (a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
Exhibit (a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
Exhibit (e)(1)
Agreement and Plan of Merger, dated as of September 3, 2009, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, File No. 000-19410, filed with the SEC on September 3, 2009).
Exhibit (e)(2)	The Information Statement of the Company dated as of September 15, 2009 (included as Annex A to this Schedule 14D-9).
Exhibit (e)(3)	Confidentiality Agreement between Parent and the Company dated June 13, 2009.
Exhibit (e)(4)	Exclusivity Agreement dated as of August 17, 2009.
Exhibit (e)(5)
First Amendment, dated September 3, 2009, to the Rights Agreement, dated June 3, 2002, between the Company and Computershare Trust Company, N.A. (as successor Rights Agent to EquiServe Trust Company, N.A.) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, File No. 000-19410, filed with the SEC on September 3, 2009).
Exhibit (e)(6)
Form of Executive Retention Agreement by and between the Company and each of Robert F. Scumaci and Mark H.N. Corrigan, as amended (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(7)
Form of Executive Retention Agreement by and between the Company and each of Andrew I. Koven, Mark Iwicki and Richard Ranieri, as amended (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit No.
Exhibit (e)(8)	Amended and Restated Employment Agreement by and between the Company and Adrian Adams dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(9)
Executive Retention Agreement by and between the Company and Adrian Adams dated March 1, 2007, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(10)
Amended and Restated Employment Agreement by and between the Company and Mark H.N. Corrigan, M.D. dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(11)
Amended and Restated Employment Agreement by and between the Company and Andrew I. Koven dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(12)
Amended and Restated Employment Agreement by and between the Company and Mark Iwicki dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(13)
Amended and Restated Employment Agreement by and between the Company and Richard Ranieri dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(14)
Amended and Restated Employment Agreement by and between the Company and Robert F. Scumaci dated November 6, 2008, as amended by letter agreement dated December 23, 2008 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
Exhibit (e)(15)	Company's 1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
Exhibit (e)(16)	Company's 1999 Director Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999).
Exhibit (e)(17)	Company's 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008).
Exhibit (e)(18)	Company's 1991 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999).

Exhibit No.
Exhibit (e)(19)	Company's 1997 Stock Option Plan (incorporated by reference to Exhibit 10.36 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
Exhibit (e)(20)	Company's 2008 Director Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Form 10-Q for the period ended June 30, 2008).
Exhibit (e)(21)	Company's 2009 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed May 14, 2009).
Exhibit (e)(22)	Company's 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).
Exhibit (g)	None

Annex A    The Information Statement of the Company dated as of September 15, 2009.
Annex B    Opinion of J.P. Morgan Securities Inc. dated September 2, 2009.
Annex C    Opinion of Jefferies & Company, Inc. dated September 2, 2009.

ANNEX A

SEPRACOR INC.
84 WATERFORD DRIVE
MARLBOROUGH, MASSACHUSETTS 01752
(508) 481-6700

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

        This Information Statement is being mailed on or about September 15, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sepracor Inc. (the "Company"), with respect to the tender offer by Aptiom, Inc. ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan ("Parent" or "DSP"), to holders of the Company's common stock, par value $0.10 per share, and the associated preferred stock purchase rights (collectively, the "Shares"). Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub to a majority of the seats on the board of directors of the Company (the "Board").

BACKGROUND

        On September 3, 2009, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub has commenced a cash tender offer (the "Offer") to purchase all outstanding Shares at a price of $23.00 per Share (the "Offer Price"), net to the sellers in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated September 15, 2009 (the "Offer to Purchase"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire on at 12:00 midnight, New York City time, on October 13, 2009, at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company stockholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the Securities and Exchange Commission (the "SEC") on September 15, 2009.

        The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation under the laws of the State of Delaware, and the separate corporate existence of Merger Sub will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, Merger Sub, any other subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares held by stockholders who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on September 15, 2009, and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Merger Sub or the Board Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Merger Sub commenced the Offer on September 15, 2009. As set forth in the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, at the end of the day on October 13, 2009, or any later time to which Merger Sub, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

        The Merger Agreement provides that, after Merger Sub accepts for payment the Shares tendered pursuant to the Offer, Merger Sub will be entitled to designate the number of directors (the "Board Designees"), rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares owned by Parent and Merger Sub bears to the total number of Shares then outstanding. Promptly following Merger Sub's request, the Company will take all available actions to cause Merger Sub's designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors, provided that, at all times prior to the consummation of the Merger, the Board shall include at least two directors who were on the Board prior to Parent's designation of the Board Designees or who were appointed to the Board as described in the following sentence (the "Continuing Directors"). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director. Moreover, the Company will take all necessary action to cause individuals designated by Merger Sub to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary (other than any committee of the Board comprised solely of Continuing Directors established to act under the Merger Agreement) that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

        Following the election or appointment of Merger Sub's designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of both Continuing Directors if there are only two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, any waiver of the Company's rights under the Merger Agreement and any other action of the Board relating to the Merger Agreement if such action would materially and adversely affect the Company's stockholders.

Information with respect to the Board Designees

        As of the date of this Information Statement, Merger Sub has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. Parent has advised the Company that none of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has also advised the Company that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

        The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Dainippon Sumitomo Pharma Co., Ltd., 6-8 Doshomachi 2-Chome Chuo-Ku, Osaka 541-0045, Japan, and each Potential Designee is a citizen of Japan.

Name	Age	Principal Occupation and Five-Year Employment History
Koichi Tamura	50	Manager of DSP, Corporate Planning since April 2009; Manager of DSP, Business Development (June 2008-April 2009); Manager of DSP, Corporate Planning (October 2005-June 2008); Manager of the former Dainippon Pharmaceutical Co., Ltd., Sales Administration (June 2001-October 2005).
Hiroshi Nomura	52

Executive Officer of DSP; in charge of Corporate Planning, Finance & Accounting and Information Systems Planning since June 2009. Executive Officer of DSP; Director, Corporate Planning and in charge of Finance & Accounting and Information Systems Planning (June 2008-June 2009); Director, Corporate Planning of DSP (June 2007-June 2008); Director, Finance & Accounting of DSP (October 2005-June 2007); General Manager, Finance & Accounting of the former Sumitomo Pharmaceuticals Co., Ltd. (June 2004-October 2005).

Yoshiharu Ikeda	51

Director of DSP, Corporate Planning since June 2009; Director of DSP, Drug Research Planning & Management (June 2007-June 2009); Group Manager of DSP, Drug Research Planning & Management Group (April 2007-June 2007); Manager of DSP, Mid-term Corporate Plan Development (May 2006-April 2007); Manager of DSP, Merger Promotion (October 2005-May 2006); Manager of the former Sumitomo Pharmaceuticals Co., Ltd., Drug Research Planning & Management (June 2000-October 2005).

Noriaki Okuda	51

Director of DSP, Legal Affairs (June 2008 to present); Team Manager of DSP, Legal Affairs (October 2005-June 2008); Manger of the former Dainippon Pharmaceutical Co., Ltd., Legal Affairs (April 2001-October 2005).

Name	Age	Principal Occupation and Five-Year Employment History
Nobuhiko Tamura	53

President and Secretary, Aptiom, Inc. since August 2009; President and Chairman, Dainippon Sumitomo Pharma America Holdings, Inc. since July 2009; President, Dainippon Sumitomo Pharma America, Inc. since April 2007; Group Manager, Group I of Development Management, Drug Development Division of DSP (April 2006-April 2007). Group Manager, Group III of Development Management, Drug Development Division of DSP (October 2005-April 2006). Manager, Drug Development Planning & Promotion of the former Sumitomo Pharmaceuticals Co., Ltd. (June 2002-October 2005).

Hitoshi Odagiri	52

Senior Vice President, Marketing and Sales, Dainippon Sumitomo Pharma America Inc. since June 2009; Director of DSP, Strategic Planning & Management (June 2008-June 2009); Director of DSP, Marketing Planning (June 2007-June 2008); Director of DSP, Personnel Development of Sales & Marketing (October 2005-June 2007); Director of the former Sumitomo Pharmaceuticals Co., Ltd., Sales Administration (June 2004-October 2005).

        Parent has advised the Company that none of the Potential Designees listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of 240,000,000 Shares and 1,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), 240,000 shares of which are designated as "Series A Junior Participating Preferred Stock". As of the close of business on August 31, 2009, there were 110,992,118 shares of Company common stock outstanding and no shares of Preferred Stock outstanding.

        The shares of Company common stock are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of stockholders of the Company. Each share of Company common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

 CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        The following table sets forth the names, ages and positions of our current directors and executive officers, as of September 15, 2009.

Name	Age	Position
Adrian Adams	58	Director, President and Chief Executive Officer
Timothy Barberich	61	Chairman of the Board
Digby W. Barrios	71	Director
Robert J. Cresci	65	Director
James F. Mrazek	68	Director
Lisa Ricciardi	49	Director
Timothy J. Rink	63	Director
Alan A. Steigrod	72	Director
Mark H. N. Corrigan, M.D.	52	Executive Vice President, Research and Development
Mark Iwicki	42	Executive Vice President and Chief Commercial Officer
Andrew I. Koven	52	Executive Vice President, General Counsel and Corporate Secretary
Richard Ranieri	57	Executive Vice President, Human Resources and Administration
Robert F. Scumaci	50	Executive Vice President and Chief Financial Officer

        Our Board of Directors is comprised of eight members and is divided into three classes. One class is elected each year and members of each class hold office for three-year terms. The Board has set the number of directors at eight. There are two Class I Directors, three Class II Directors and three Class III Directors. The Class I, Class II and Class III Directors currently serve until the annual meeting of stockholders to be held in 2012, 2011 and 2010, respectively, and until their respective successors are elected and qualified. Messrs. Cresci and Mrazek are our Class I Directors. Messrs. Adams, Barberich and Rink are our Class II Directors. Ms. Ricciardi and Messrs. Barrios and Steigrod are our Class III Directors.

        The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). To the knowledge of the Company, no director or officer is a party adverse to the Company or its subsidiaries in any material proceedings, nor has a material interest adverse to the Company or its subsidiaries. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Directors

        Adrian Adams has been a director since March 2007. Since March 2007, Mr. Adams has served as our President, and, since May 2007, also as our Chief Executive Officer. From March 2007 to May 2007, Mr. Adams also served as our Chief Operating Officer. From January 2002 until March 2007, Mr. Adams served as the President and Chief Executive Officer of Kos Pharmaceuticals, Inc., or Kos, a specialty pharmaceutical company, and from April 2001 until January 2002 as its President and Chief Operating Officer. Prior to joining Kos, Mr. Adams served as President and Chief Executive Officer of Novartis Pharmaceuticals in Europe. Mr. Adams also served SmithKline Beecham Pharmaceuticals from 1992 to 1999 in various national and international capacities, last serving as President of its Canadian subsidiary. Mr. Adams has served as a director of Amylin Pharmaceuticals, Inc. since October 2007.

        Timothy J. Barberich has been a director since 1984. Mr. Barberich has served as Chairman of our Board of Directors since 1990. He served as our President from 1984 to 1999, and as our Chief Executive Officer from 1984 until May 2007. From May 2007 until May 2008, Mr. Barberich served as our Executive Chairman. Mr. Barberich serves as a director of BioSphere Medical, Inc. and HeartWare Limited, which are publicly traded entities, and Gemin X Biotechnologies, Resolvyx Pharmaceuticals, Inc. and BioNevia Pharmaceuticals, Inc., which are privately held entities.

        Digby W. Barrios has been a director since 1992 and currently serves on both our Compensation Committee and Nominating and Corporate Governance Committee. Since July 1992, Mr. Barrios has been an independent management consultant. From 1988 until June 1992, Mr. Barrios served as President and Chief Executive Officer of Boehringer Ingelheim Corporation, a fine chemical and pharmaceutical company.

        Robert J. Cresci has been a director since 1990 and currently serves on our Audit Committee and Nominating and Corporate Governance Committee and as our Lead Director. Since September 1990, Mr. Cresci has served as Managing Director of Pecks Management Partners Ltd., an investment management firm. Mr. Cresci also serves as a director of Luminex Corporation, j2 Global Communications, Inc. and Continucare Corporation.

        James F. Mrazek has been a director since 1984 and currently serves on both our Compensation Committee and Audit Committee. Mr. Mrazek served as the Chairman of our Board of Directors from 1984 until 1990. Since March 1996, Mr. Mrazek has served as Managing Partner of the Four Corners Venture Fund, a venture capital and management consulting firm. From January 1990 until March 1996, Mr. Mrazek was President of Carnegie Venture Resources, a venture capital and management consulting firm.

        Lisa Ricciardi has been a director since November 2007 and currently serves on our Compensation Committee. Since October 2007, Ms. Ricciardi has been an Adjunct Partner at Essex Woodlands Health Ventures, a venture capital firm. Prior to joining Essex Woodlands Health Ventures, Ms. Ricciardi was Senior Vice President of Licensing and Development for Pfizer, Inc., a pharmaceutical company, a position to which she was promoted in 2004 after serving as Vice President for Licensing and Development since 1998. Prior to her role in Licensing and Development, Lisa was a Group Leader in the US Marketing organization.

        Dr. Timothy J. Rink has been a director since October 2005. From February 1996 through 1999, Dr. Rink served as Chairman of the Board, President and Chief Executive Officer of Aurora Biosciences Corp., a biotechnology company. From 1990 through 1995, Dr. Rink served as the President and Chief Technology Officer of Amylin Pharmaceuticals, Inc., a biopharmaceutical company, and currently serves on Amylin's scientific advisory board. Dr. Rink also currently serves on the board of directors of Santhera Pharmaceuticals AG, a European biotechnology company.

        Alan A. Steigrod has been a director since 1995 and currently serves on both our Audit Committee and Nominating and Corporate Governance Committee. Since January 1996, Mr. Steigrod has been Managing Director of Newport Healthcare Ventures, which invests in, and provides consulting services for, the biopharmaceutical industry. From March 1993 until November 1995, Mr. Steigrod served as President and Chief Executive Officer of Cortex Pharmaceuticals, Inc., a neuroscience research and development company. Mr. Steigrod also previously served as Executive Vice President of Marketing/Sales of Glaxo Inc., a pharmaceutical corporation.

Executive Officers

        Dr. Mark Corrigan has served as our Executive Vice President, Research and Development since April 2003. Prior to joining Sepracor, Dr. Corrigan was Group Vice President of Global Clinical Research and Experimental Medicine at Pharmacia, a pharmaceutical company, from 1998 to 2003. After spending seven years in academic research, Dr. Corrigan joined Upjohn in 1993 and served in several senior management positions in clinical research and development for Upjohn and Pharmacia Upjohn. Dr. Corrigan is board certified in psychiatry and neurology and has served as a board member of Cubist Pharmaceuticals since June 2008.

        Mark Iwicki has served as our Executive Vice President and Chief Commercial Officer since October 2007. Prior to joining Sepracor, Mr. Iwicki was Vice President, Cardiovascular Business Franchise Head at Novartis Pharmaceuticals, or Novartis, a pharmaceutical company, from 1998 until October 2007. Prior to his tenure with Novartis, Mr. Iwicki served in sales, marketing and management positions at Merck & Co. and Astra Merck Inc. and began his career at Merck & Co. in 1989.

        Andrew Koven has served as our Executive Vice President, General Counsel and Corporate Secretary since March 2007. Prior to joining Sepracor, Mr. Koven served as Executive Vice President, General Counsel and Corporate Secretary of Kos from August 2003 to March 2007. Mr. Koven served as Senior Vice President, General Counsel and Corporate Secretary at Lavipharm Laboratories Inc. from 2000 to August 2003, and he served as Assistant General Counsel of both the Pharmaceutical and Consumer Health divisions of Warner Lambert Company from 1993 to 2000, and earlier practiced law at Cahill, Gordon and Reindel in New York.

        Richard Ranieri has served as our Executive Vice President, Human Resources and Administration since August 2008. Prior to joining Sepracor, Mr. Ranieri was Senior Vice President and Chief Administrative Officer at Neurocrine Biosciences, Inc., or Neurocrine, a product-based biopharmaceutical company, from June 2005 until August 2008. Prior to his tenure with Neurocrine, Mr. Ranieri served as Senior Vice President, Human Resources at Genencor International Inc., or Genencor, a biotechnology company, from 1993 until June 2005. Prior to joining Genencor, Mr. Ranieri spent over 13 years with GlaxoSmithKline where he held a variety of human resources and sales management positions.

        Robert Scumaci has served as our Executive Vice President and Chief Financial Officer since May 2008. From February 2001 to May 2008, Mr. Scumaci served as our Executive Vice President, Corporate Finance and Administration, and as our Treasurer from March 1996 through October 2008. In May 2007, Mr. Scumaci assumed the additional responsibility for our commercial technical operations. Mr. Scumaci served as our Senior Vice President, Finance and Administration from March 1996 to February 2001 and as our Vice President and Controller from March 1995 until March 1996. From 1987 to 1994, Mr. Scumaci was employed by Ares-Serono Group, a multinational pharmaceutical company, most recently as Vice President, Finance and Administration of North American Operations. Previously, he was associated with Revlon Inc. and Coopers & Lybrand in various finance and accounting capacities.

CORPORATE GOVERNANCE

General

        This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of our corporate governance guidelines, committee charters and code of conduct and ethics described below are available on our website at www.sepracor.com. Alternatively, you can request a copy of any of these documents by writing to: Investor Relations, Sepracor Inc., 84 Waterford Drive, Marlborough, Massachusetts 01752. Our Board has long believed that good corporate governance is important to ensure that Sepracor is managed for the long-term benefit of our stockholders.

Corporate Governance Guidelines

        Our Board has adopted Corporate Governance Guidelines to assist the Board in the exercise of its duties and responsibilities. These guidelines, which provide a framework for the conduct of the Board's business, provide that:

  •
  the principal responsibility of the directors is to oversee our management;

  •
  a majority of the members of the Board shall be independent directors, unless otherwise permitted by the rules of the NASDAQ Stock Market, or NASDAQ;

  •
  the independent directors meet at least twice a year and at other times at the request of any independent director;

  •
  directors have full and free access to management and, as necessary and appropriate, independent advisors;

  •
  new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

  •
  at least annually, the Board and its committees will seek to conduct a self-evaluation to determine whether they are functioning effectively.

        We believe these guidelines serve the best interests of Sepracor and our stockholders.

Director Independence

        Under applicable NASDAQ rules, a director will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that none of Dr. Rink, Messrs. Barrios, Cresci, Mrazek and Steigrod nor Ms. Ricciardi has or had a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under NASDAQ Rule 4200(a)(15).

        Our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee consist solely of independent directors, as defined by NASDAQ. The members of our Audit Committee also meet the additional SEC and NASDAQ independence and experience requirements applicable specifically to members of the Audit Committee. In addition, all of the members of our Compensation Committee are "non-employee directors" within the meaning of the rules of Section 16 of the Exchange Act, and are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Board Meetings and Participation

        As of the date of this Information Statement, the Board has eight members currently comprised of Dr. Rink, Messrs. Adams, Barberich, Barrios, Cresci, Mrazek and Steigrod and Ms. Ricciardi. The Board has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. In addition, on May 26, 2009, the Board created a Special Committee for purposes of considering and negotiating any possible strategic transaction on behalf of the Company. The Special Committee consists of Ms. Ricciardi, Dr. Rink and Mr. Cresci (Chairman).

        The Board held 17 meetings, either in person or by teleconference, during the year ended December 31, 2008. During 2008, each of our directors attended at least 75% of the aggregate number of Board meetings and meetings held by all committees on which he or she then served.

Director Attendance at Annual Meeting of Stockholders

        Our Corporate Governance Guidelines provide that directors are expected to attend the annual meeting of stockholders. All but one of our directors attended the 2008 annual meeting of stockholders.

Board Committees

        The Board has established three standing committees—Audit, Compensation and Nominating and Corporate Governance, each of which operates under a written charter that has been approved by the Board. Current copies of each committee's charter are posted on the Corporate Governance section of our website, www.sepracor.com.

        The Board has determined that all of the members of each of the Board's three standing committees are independent as defined under the NASDAQ rules, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit Committee

        The Audit Committee provides the opportunity for direct contact between our independent registered public accounting firm and the Board, and has the following principal duties:

  •
  appointing, approving the services provided by and the compensation of, and assessing the independence of, our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from such firm;

  •
  reviewing and discussing with management and our independent registered public accounting firm our annual financial statements and related disclosures;

  •
  overseeing our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  meeting independently with our internal control staff, independent registered public accounting firm and management; and

  •
  preparing the report of the Audit Committee required by the SEC rules. (See "Report of the Audit Committee of the Board of Directors" on page A-38).

        In addition, the Audit Committee must approve any related party transaction entered into by us. Our policies and procedures for the review and approval of related person transactions are summarized on page A-12 of this Information Statement.

        The members of the Audit Committee are Messrs. Cresci (Chairman), Mrazek and Steigrod. The Board has determined that Mr. Cresci is an "audit committee financial expert" as defined by applicable SEC Rules and that each of Messrs. Cresci, Mrazek and Steigrod are independent as such term is defined under the applicable NASDAQ rules and as is contemplated by Rule 10A-3 under the Exchange Act.

        The Audit Committee held six formal meetings in 2008. In addition, members of the Audit Committee speak regularly with our independent registered public accounting firm and separately with the members of management to discuss any matters that the Audit Committee or any of these individuals believes should be discussed, including any significant issues or disagreements concerning our accounting practices or financial statements (see "Report of the Audit Committee of the Board of Directors" on page A-38).

        The Audit Committee is authorized to retain advisors and consultants and to compensate such advisors and consultants for their services.

        The Audit Committee acts pursuant to the terms of a charter that was amended and restated in March 2009. The Audit Committee charter, as amended and restated, can be accessed on the Corporate Governance section of our website, www.sepracor.com.

Compensation Committee

        Our Compensation Committee, among other things, provides recommendations to the Board regarding our compensation programs, and has the following principal duties:

  •
  annually reviewing and approving corporate goals and objectives relevant to our Chief Executive Officer's compensation;

  •
  determining our Chief Executive Officer's compensation;

  •
  reviewing and approving, or making recommendations to the Board with respect to, the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our cash and equity incentive plans;

  •
  reviewing and making recommendations to the Board with respect to director compensation;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis", and

  •
  preparing the Report of the Compensation Committee required by SEC rules (see "Report of the Compensation Committee" on Page A-38).

        The process and procedures followed by our Compensation Committee in considering and determining executive and director compensation are described below under the heading "Compensation Discussion and Analysis" on page A-18.

        The members of the Compensation Committee are Messrs. Barrios and Mrazek (Chairman) and Ms. Ricciardi. The Compensation Committee held five meetings during 2008. The Board has determined that each of these members is independent as defined under the applicable NASDAQ rules.

        The Compensation Committee is authorized to retain advisors and consultants and to compensate such advisors and consultants for their services. Additionally, the Compensation Committee may delegate authority to one or more subcommittees as it deems appropriate.

        The charter of our Compensation Committee can be accessed on the Corporate Governance section of our website, www.sepracor.com.

Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee has the following principal responsibilities:

  •
  identifying individuals qualified to become Board members;

  •
  recommending to the Board the persons to be nominated for election as directors and to each of the Board's committees;

  •
  reviewing and making recommendations to the Board with respect to management succession planning;

  •
  developing corporate governance principles and recommending them to the Board; and

  •
  overseeing annual evaluations of the Board.

        The process followed by the Nominating and Corporate Governance Committee to identify and evaluate candidates includes engaging executive recruiting firms to identify potential Board members, requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of this Committee and the Board.

        In considering whether to recommend any particular candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by stockholders, the Nominating and Corporate Governance Committee applies the criteria as set forth in our Corporate Governance Guidelines. These criteria include the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each nominee. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

        Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to our Nominating and Corporate Governance Committee, c/o Andrew I. Koven, Executive Vice President, General Counsel and Corporate Secretary, Sepracor Inc., 84 Waterford Drive, Marlborough, MA 01752. Assuming that appropriate biographical and background material is provided for candidates recommended by stockholders, the Nominating and Corporate Governance Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by others.

        The members of the Nominating and Corporate Governance Committee are Messrs. Barrios, Cresci and Steigrod (Chairman). The Board has determined that each of these members is independent, as that term is defined by applicable NASDAQ rules. The Nominating and Corporate Governance Committee held three meetings during 2008.

        The Nominating and Corporate Governance Committee is authorized to retain advisors and consultants and to compensate such advisors and consultants for their services.

        The charter of the Nominating and Corporate Governance Committee can be accessed on the Corporate Governance section of our website, www.sepracor.com.

Stockholder Communications with our Board

        Our Board will give appropriate attention to written communications that are submitted by stockholders and other interested parties, and will respond if and as appropriate. Our Lead Director or, at any time that we do not have a Lead Director, the Chairman of the Nominating and Corporate Governance Committee, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he or she considers appropriate. Mr. Cresci currently serves as our Lead Director.

        Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Lead Director or Chairman of the Nominating and Corporate Governance Committee, as appropriate, considers to be important for the directors to consider. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

        Stockholders who wish to send communications on any topic to the Board of Directors should address such communications to Board of Directors, c/o Andrew I. Koven, Executive Vice President, General Counsel and Corporate Secretary, Sepracor Inc., 84 Waterford Drive, Marlborough, Massachusetts 01752.

Certain Relationships and Related Person Transactions

        Item 404(a) of Regulation S-K requires us to disclose in this Information Statement any transaction since the beginning of the last fiscal year, or any currently proposed transaction, involving more than $120,000 in which we are a participant and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

        Since January 1, 2008, we have not been a participant in any transaction, nor is there any currently proposed transaction, that is reportable under Item 404(a) of Regulation S-K.

        In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing and approving the terms and conditions of all related person transactions. Although we have not entered into any financial transactions with any immediate family member of any of our directors or executive officers, if we were to do so, any such material financial transaction would need to be approved by our Audit Committee prior to us entering into such transaction. A report is made to our Audit Committee annually disclosing all related parties that are employed by us and related persons that are employed by other companies with which we had a material relationship during that year, if any.

Code of Conduct and Ethics

        On December 10, 2008, our Board approved a revised Code of Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions. The new Code of Conduct and Ethics encompasses and supersedes the Code of Conduct and Ethics previously adopted by our Board on March 10, 2004 and now includes, among other things, adherence to the revised Pharmaceutical Research Manufacturers Association (PhRMA) Code on Interactions with

Healthcare Professionals. We have posted a copy of this code on our website, www.sepracor.com. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ Global Select Market listing standards concerning any amendments to, or waivers of, our Code of Conduct and Ethics.

Compensation Committee Interlocks and Insider Participation

        The current members of the Compensation Committee are Messrs. Barrios and Mrazek and Ms. Ricciardi. No member of the Compensation Committee during 2008 was at any time during 2008, or formerly, an officer or employee of ours or any subsidiary of ours, nor has any member of the Compensation Committee had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Exchange Act.

        No executive officer of Sepracor has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of our Compensation Committee.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain beneficial ownership information, as of June 30, 2009, or such earlier date as indicated below, for:

  •
  each person whom we know beneficially owns more than 5% of the outstanding shares of our common stock;

  •
  each of our directors;

  •
  our principal executive officer, our principal financial officer, our former principal financial officer, our three other most highly compensated executive officers who were serving as executive officers on December 31, 2008 and our former Executive Chairman, who would have been one of our three most highly compensated executive officers on December 31, 2008 but for the fact he was not an executive officer on December 31, 2008, whom we refer to, collectively, as our named executive officers; and

  •
  all of our directors and executive officers as a group.

        The number of shares of our common stock owned by each person is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after June 30, 2009 through the exercise of any stock option or other right or upon conversion of our (a) 0% Series B convertible senior subordinated notes due 2010 or (b) 0% convertible senior subordinated notes due 2024. Unless otherwise indicated, each person has sole investment and voting power, or shares such power with his or her spouse, with respect to the shares set forth in the following table. The inclusion in this table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

        Percentage of common stock outstanding is based on 110,966,100 shares of our common stock outstanding as of June 30, 2009. Shares of common stock subject to stock options currently exercisable, or exercisable within 60 days of June 30, 2009, and shares of common stock issuable upon conversion of our convertible debt, are deemed outstanding for the percentage ownership of the person holding such securities but are not deemed outstanding for computing the percentage ownership of any other person.

        Unless otherwise indicated, the address for each person is: c/o Sepracor Inc., 84 Waterford Drive, Marlborough, Massachusetts 01752.

Stockholder	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Outstanding
5% Stockholders
FMR LLC—82 Devonshire Street, Boston, Massachusetts 02109	13,350,855	(1)	12.0%
Wellington Management Company, LLP—75 State Street, Boston, MA 02109	8,314,907	(2)	7.5%
NWQ Investment Management Company, LLC—2049 Century Park East, 16th Floor, Los Angeles, CA 90067	6,227,619	(3)	5.6%
Capital Group International, Inc.—11100 Santa Monica Boulevard, Los Angeles, CA 90025	6,011,900	(4)	5.4%

Stockholder	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Outstanding
Directors
Adrian Adams	651,156	(6)	*
Timothy J. Barberich	803,454	(5)(6)(7)	*
Digby W. Barrios	157,000	(6)(8)	*
Robert J. Cresci	257,500	(6)	*
James F. Mrazek	290,000	(6)(9)	*
Lisa Ricciardi	32,000	(6)	*
Timothy J. Rink	81,000	(6)	*
Alan A. Steigrod	179,000(6)(10)		*
Other Named Executive Officers
Mark H. N. Corrigan, M.D.	314,400	(6)	*
Mark Iwicki	188,433	(6)	*
Andrew I. Koven	166,433	(6)	*
Robert F. Scumaci	324,334	(6)(11)	*
David P. Southwell	35,045	(12)(13)	*
All directors and executive officers as a group (13 persons)	3,530,710	(14)	3.1%

*
Represents holdings of less than one percent.

(1)
This information is taken from a Schedule 13G/A filed on February 17, 2009 by FMR LLC, jointly with its affiliates, Edward C. Johnson III, Fidelity Management & Research Company and Fidelity Growth Company Fund, and is as of December 31, 2008. Of the 13,350,855 shares of our common stock deemed beneficially owned, FMR LLC reports sole voting power as to 1,680 shares and sole dispositive power as to all 13,350,855 shares.

Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from, the sale of, the 13,350,855 shares of our common stock deemed beneficially owned. The interest of one person, Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940, amounted to 11,170,129 shares, or 10.2%, of our outstanding common stock at December 31, 2008.

(2)
This information is taken from a Schedule 13G/A filed on February 17, 2009 by Wellington Management Company, LLP and is as of December 31, 2008. Of the 8,314,907 shares of our common stock deemed beneficially owned, Wellington Management Company, LLP reports shared voting power as to 3,153,507 and shared dispositive power as to all 8,314,907 shares.

(3)
This information is taken from a schedule 13G filed by NWQ Investment Management Company, LLC on February 17, 2009 and is as of December 31, 2008. Of the 6,227,619 shares of our common stock deemed beneficially owned, NWQ Investment Management Company, LLC reports sole voting power as to 5,846,118 and sole dispositive power as to all 6,227,619 shares.

(4)
This information is taken from a Schedule 13G/A filed by Capital Group International, Inc. on February 12, 2009 and is as of December 31, 2008. Of the 6,011,900 shares of our common stock deemed beneficially owned, Capital Group International, Inc. reports sole voting power as to 5,251,840 shares and sole dispositive power as to 6,011,900 shares.

Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over our common stock. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Exchange Act, and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients, which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of our common stock. However, by virtue of Rule 13d-3 under the Exchange Act, Capital Group International, Inc. may be deemed to "beneficially own" 6,011,900 shares.

(5)
On May 14, 2008, Mr. Barberich retired as our Executive Chairman and has since served as Chairman of our Board. He has agreed to serve as our advisor through December 31, 2009 pursuant to the terms of the executive retirement agreement he entered into with us in December 2007.

(6)
The number of shares of our common stock that each person is deemed to beneficially own includes the number of shares of our common stock which such person has the right to acquire within 60 days after June 30, 2009 upon exercise of outstanding stock options as set forth opposite his or her name below:

Name	Number of Shares
Adrian Adams	235,000
Timothy J. Barberich	595,272
Digby W. Barrios	140,000
Robert J. Cresci	247,500
James F. Mrazek	200,000
Lisa Ricciardi	14,000
Timothy J. Rink	70,000
Alan A. Steigrod	165,000
Mark H. N. Corrigan, M.D.	222,983
Mark Iwicki	38,433
Andrew I. Koven	46,433
Richard J. Ranieri	11,000
Robert F. Scumaci	213,785
(7)
The number of shares of our common stock that Mr. Barberich is deemed to beneficially own includes an aggregate of 70,000 shares held in a trust of which Mr. Barberich is trustee and his wife is the beneficiary, 5,062 shares held in a Grantor Retained Annuity Trust, of which Mr. Barberich is the trustee and his children are beneficiaries, and 2,141 shares held by Mr. Barberich's child and 1,362 shares held by Mr. Barberich's wife.

(8)
The number of shares of our common stock that Mr. Barrios is deemed to beneficially own includes 3,000 shares held in a trust of which Mr. Barrios is a trustee and his wife is the beneficiary.

(9)
The number of shares of our common stock that Mr. Mrazek is deemed to beneficially own includes 80,000 shares held in a trust of which Mr. Mrazek is a trustee and beneficiary.

(10)
The number of shares of our common stock that Mr. Steigrod is deemed to beneficially own includes 4,000 shares held in a trust of which Mr. Steigrod is the trustee and beneficiary.

(11)
The number of shares of our common stock that Mr. Scumaci is deemed to beneficially own includes 800 shares held in a trust of which Mr. Scumaci's wife is trustee and his children are beneficiaries.

(12)
The number of shares of our common stock that Mr. Southwell is deemed to beneficially own includes 20,572 shares held in a charitable trust of which Mr. Southwell is a trustee and 458 shares held by Mr. Southwell's minor children.

(13)
In May 2008, we entered into a severance and consulting agreement with David P. Southwell pursuant to which Mr. Southwell resigned as our Chief Financial Officer and Executive Vice President, Corporate Planning, Development and Licensing on May 20, 2008. Mr. Southwell served as our consultant through December 31, 2008 to assist in the transition of his work and to provide such other advice and assistance on corporate projects requested by our Chief Executive Officer.

(14)
Includes an aggregate of 2,199,406 shares of our common stock which all executive officers and directors have the right to acquire within 60 days after June 30, 2009 upon exercise of outstanding stock options.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

        The Compensation Committee of our Board has responsibility for designing, implementing and monitoring compensation programs for our Chief Executive Officer and for our other executive officers included in the Summary Compensation Table on page A-26. The Chief Executive Officer and these other officers are referred to as our "named executive officers". The Compensation Committee ensures that compensation programs are aligned with our compensation objectives, and it also ensures that total compensation paid to the named executive officers is fair, reasonable and competitive.

Compensation Objectives

        The Compensation Committee believes that the compensation programs for our named executive officers are most effective when designed to reward achievement of specific, predetermined, quantitative and qualitative goals of Sepracor. These goals include annual, long-term and strategic components, and they are developed with the thought of aligning our executives' interests with those of our stockholders, with the ultimate objective of increasing stockholder value. Key elements of our executive compensation program that align the interests of our named executive officers with stockholders include:

  •
  a base salary and cash bonus designed to reward annual achievements, as measured by performance against pre-determined quantitative and qualitative measures, with consideration given to the executive's scope of responsibility, leadership abilities and management experience and effectiveness;

  •
  equity incentive compensation in the form of stock options and restricted stock grants, the value of which is dependent upon the performance of our stock price and subject to vesting schedules that require continued service with Sepracor; and

  •
  stock ownership and holding requirements, which require our named executives to hold equity interests in Sepracor equal in value to a multiple of their base salary.

Determining and Setting Executive Compensation

        The Compensation Committee makes judgments relating to executive compensation after carefully reviewing corporate performance against established corporate goals and performing a detailed evaluation of a named executive officer's performance during the year against goals specific for the named executive officer. Specific factors affecting compensation decisions for the named executive officers include:

  •
  achieving key corporate financial measurements such as revenue and net income;

  •
  achieving specific operating goals for commercial operations and research and development, such as product launches, product expansions, manufacturing efficiencies, filings with the FDA, completion of key clinical trials and progress towards discovery of new drug compounds;

  •
  achieving strategic objectives, such as acquisitions, licensing arrangements, joint ventures and protection of key intellectual property assets; and

  •
  supporting our corporate values by promoting a culture of integrity through compliance with applicable legal and ethical standards and our Code of Conduct and Ethics.

        In making compensation decisions for 2008, the Compensation Committee engaged Mercer LLC, or Mercer, an outside global human resources consulting firm, as it did for 2007 compensation, to conduct an annual review of Sepracor's total compensation program for all named executive officers. Mercer provided market data and analysis and compensation alternatives for consideration in making compensation decisions. Our Chief Executive Officer also made recommendations to the Compensation Committee in connection with suggested compensation for our executive officers. Our Chief Executive Officer did not participate in the presentation or decision-making process with respect to his compensation. Mercer also compiled as much data as possible for a peer group of publicly traded pharmaceutical and biotechnology companies, which we refer to as our compensation peer group, of comparable size and industry. The companies comprising our most recent compensation peer group are:

• Allergan, Inc.	• Forest Laboratories, Inc.
• Amylin Pharmaceuticals, Inc.	• Genzyme Corp.
• Biogen Idec Inc.	• King Pharmaceuticals, Inc.
• Biovail Corporation	• Millennium Pharmaceuticals, Inc.
• Celgene Corp.	• Mylan Laboratories Inc.
• Cephalon, Inc.	• Valeant Pharmaceuticals International
• Endo Pharmaceuticals Holdings, Inc.

        The compensation package presented by Mercer to the Compensation Committee targeted each component of our executive compensation near the median of our compensation peer group.

        The Compensation Committee's goal is to find an appropriate mix between cash payments and equity incentive awards to meet short- and long-term goals and objectives. There is no pre-established target for allocations or apportionment by type of compensation. The mix of compensation elements is designed to reward recent results and drive near and long-term corporate performance. The Compensation Committee reviews information provided by Mercer to aid in determining the appropriate level and mix of compensation elements.

Executive Compensation Components

        For the year ended December 31, 2008, the principal components of compensation for our named executive officers were:

  •
  base salary;

  •
  cash bonuses;

  •
  equity awards, including stock options and restricted stock; and

  •
  benefits, including change in control and other severance arrangements.

  Base Salary

        Base salaries are provided to our named executive officers to compensate them for services rendered during the year. Base salaries are determined for each named executive officer based upon his position, scope of responsibilities and performance and by comparison to our compensation peer group. The Compensation Committee currently targets base salary near the median of our compensation peer group, although the executive's responsibility and experience, market demand for the executive's skill set and the other factors mentioned above also influence the final recommendation.

  Cash Bonuses

        Annual Cash Incentive Bonus Plan.    Our annual cash incentive bonus plan for our named executive officers is structured to evaluate each individual officer's performance and to reward each officer for positive performance. This evaluation is based largely on the comparison of actual performance to a specific series of objectives for each executive relating to corporate financial, strategic and operational goals. Our Compensation Committee sets bonus targets through an analysis and comparison of the bonus percentage payouts of our compensation peer group, with a current goal of being near the median of our peer group. The target bonus payouts range from 100% of salary for our Chief Executive Officer to 50% of salary for the least compensated named executive officer.

        The Compensation Committee, with input from the named executive officers, establishes specific measures are established each year for each named executive officer, usually in the first quarter. They include corporate financial and strategic goals, operational goals by department and individual goals. The Compensation Committee's intention is to set goals that it and the named executive officers expect can be achieved. Upon completion of the fiscal year, the Compensation Committee assesses the performance of each named executive officer by comparing actual results to the pre-determined goals and, to the extent goals are not achieved, by considering the reasons why they were not achieved. Based on these and other subjective factors, the Compensation Committee, applying its judgment, arrives at a final bonus percentage payout. The Compensation Committee believes that the annual cash incentive bonus plan rewards our named executive officers for driving to achieve key results for Sepracor and motivates them to sustain this performance for the long term. The specific targets established for our cash incentive bonus plan during 2008 are further discussed below.

        Other Bonuses.    In particular circumstances, we also utilize other types of bonuses, including cash signing bonuses when certain executives and non-executives join us. Cash signing bonuses are typically repayable in full to Sepracor if the employee voluntarily terminates employment with us prior to the first anniversary of the date of hire. Whether a signing bonus is paid, and the amount thereof, is determined on a case-by-case basis under the specific hiring circumstances. For example, we will consider paying signing bonuses to compensate for amounts forfeited by an employee upon terminating prior employment, to assist with relocation expenses and/or to create additional incentive for an employee to join Sepracor in a position where there is high market demand.

        The salaries paid and bonuses awarded to the named executives for 2008 are discussed below and shown in the Summary Compensation Table on page A-26.

  Equity Awards

        Our equity incentive compensation program for named executives is designed to:

  •
  align named executive officer's interests with those of stockholders;

  •
  reward demonstrated leadership and performance;

  •
  retain named executive officers through vesting of the awards;

  •
  maintain competitive levels of compensation; and

  •
  motivate named executive officers for outstanding future performance.

        We typically make annual grants of stock options and/or restricted stock awards to our named executive officers, which are approved by our Compensation Committee. Stock option and restricted stock award levels vary among named executives based on their positions and performance and are determined partly based on our peer compensation group market data. Grant size and an appropriate combination of stock options and restricted stock grants are considered as each grant decision is made. The Compensation Committee believes that stock options are a motivational tool as they provide value only to the extent the price of our common stock exceeds the exercise price on the date of the grant. Restricted stock awards, which we typically grant at no cost to the executive, are designed to give the named executive some guaranteed value if they remain with Sepracor through the vesting periods, while still serving as a motivational tool as the value of our stock increases.

        Stock options and restricted stock awards granted by the Compensation Committee to the named executive officers typically vest over three to five years, with limited exceptions such as when a vesting period is tied to achievement of a specific company goal. Vesting rights generally cease upon termination of employment, except in the case of a change in control of Sepracor, and option exercise rights typically cease three months thereafter.

        The number of restricted shares and stock options granted to our named executive officers, and the value of those awards determined in accordance with Statement of Financial Accounting Standards 123(R), Share-Based Payment (revised 2004), or SFAS 123(R), are shown in the Grants of Plan-Based Awards Table on page A-28.

        Equity Grant Practices.    Generally, we only make grants of equity awards to our executive officers on an annual basis or the commencement of an executive's employment with us. Our named executive officers received equity awards once in 2008 and such awards were approved by our Compensation Committee on May 20, 2008. Annual equity grants made to our executive officers are approved at the Compensation Committee meeting that coincides with our annual meeting of stockholders, and equity grants to new executive officers are made at the first Compensation Committee meeting following the executive's first day of employment. The exercise price of each stock option grant to our executive officers is the closing price of our common stock on the date of the grant.

        Equity Ownership Guidelines.    The equity ownership guidelines applicable to our executive officers require each executive officer to hold equity interests in Sepracor having a market value equal to at least a certain multiple of his base salary. The current ownership guideline for the Chief Executive Officer is equal to three times then-current base salary, and for other executive officers is equal to two times then-current base salary. Each executive officer who was serving as of March 2006 is required to ensure he accumulates the required equity amounts by December 31, 2009, and each executive officer who began serving after March 2006 has until December 31 in the year of the third anniversary of his or her first date of employment with us to comply with the equity ownership guidelines. The ownership guidelines increase for the Chief Executive Officer to four times then-current base salary, and for other named executive officers to three times then-current base salary, on the later of December 31, 2011 and December 31 in the year of the fifth anniversary of such officer's first date of employment.

  Benefits

        Other Compensation.    We maintain broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, dental insurance and a 401(k) plan. Under these broad-based plans, the benefits paid to our named executive officers in 2008 consisted primarily of (a) 401(k) contributions made by Sepracor on behalf of each named executive officer and (b) the taxable portion of insurance premiums paid by Sepracor. Our named executive officers are also eligible to purchase shares under our 1998 Employee Stock Purchase Plan. During 2008, we reimbursed (or otherwise paid for) commuting expenses and housing allowances for Messrs. Adams, Iwicki and Koven. For 2008, we also provided company cars for all of our named executive officers.

        Change in Control and Severance Benefits.    We have entered into employment agreements and executive retention agreements with our named executive officers. These agreements are described in more detail beginning on page A-31 under the heading "Employment Agreements and Change in Control Agreements". These agreements provide for severance compensation to be paid to executives in connection with the termination of their employment. In addition, the executive retention agreement with our Chief Executive Officer provides for payments upon a change in control, whether or not his employment is terminated.

        Additionally, in February 1999, our Board approved a plan providing for the payment of a gross-up payment to any officer or employee who receives any payments or benefits in connection with a change in control of Sepracor that constitutes a "parachute payment" under Section 280G of the Code. This 280G gross-up plan is described in more detail on page A-33.

        The change in control and severance compensation provisions in our agreements with our executive officers and our 280G gross-up plan are designed to meet the following objectives:

  1.
  Change in Control: As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaboration and licensing arrangements as well as other ways in which we may work together to further our respective long-term objectives. In addition, many larger, more established pharmaceutical companies consider companies similar to Sepracor as potential acquisition targets for the purpose of adding value to their commercial, discovery and development pipelines. We recognize that the possibility of a change in control and the uncertainty and questions that such possibility may raise among our executive officers may result in the departure of such officers to the detriment of Sepracor and our stockholders. We provide severance compensation if an executive is terminated as a result of a change in control, and change in control benefits to our Chief Executive Officer upon a change in control, to reinforce and encourage continued employment and dedication of our executive officers without distraction from the possibility of a change in control and related events and circumstances.

  2.
  Termination Without Cause by Us or for Good Reason by the Executive: We have entered into agreements with our executive officers pursuant to which we have agreed to make severance payments to them in connection with the termination of their employment by us without cause and/or by the executive for good reason. We believe this is appropriate because it allows for a better transition of such officer's responsibilities and provides us more flexibility to make a change in senior management if such a change is in the best interests of Sepracor and our stockholders. In addition, the terminated executive is bound by a confidentiality provision and, for a period of one year following termination, non-compete and non-solicit provisions.

Compensation for Our Named Executive Officers

        Chief Executive Officer Compensation.    The Compensation Committee set the 2008 base salary and cash incentive bonus target for Mr. Adams based on a comparison of salaries paid by our peer compensation group, with the goal of being near the median of our peer group.

        Base Salary.    Mr. Adams' annual base salary for 2008 was $1,050,000. For 2007, Mr. Adams' annual base salary was $800,000 pursuant to his employment agreement and was pro rated to reflect the commencement of his employment in March 2007. In order to maintain Mr. Adams' base salary near the median of other Chief Executive Officers in our peer group, the Compensation Committee increased Mr. Adams' annual base salary for 2009 to $1,081,500, effective April 1, 2009.

        Cash Incentive Bonus.    For 2008, the Compensation Committee set the target bonus payout for Mr. Adams at 100% of his base salary. The portion of this award actually paid to Mr. Adams was based on the Compensation Committee's evaluation of Sepracor's achievement of the corporate and individual objectives discussed below under "—Other Named Executive Officer Compensation—Cash Incentive Bonuses". Based on this review, the Compensation Committee awarded Mr. Adams 65% of his target cash incentive bonus, or $682,500. For 2007, Mr. Adams' cash incentive bonus was established in his employment agreement, which provided for 100% of his annual base salary. In 2007, we paid

Mr. Adams a cash incentive bonus of $666,640, representing the pro-rated portion of his targeted cash incentive bonus from the commencement of his employment with us in March 2007.

        Equity Compensation.    In May 2008, our Compensation Committee granted Mr. Adams a stock option to purchase 175,000 shares of common stock that vests over five years and 120,000 shares of restricted stock that vest over three years.

        Other Compensation.    Additionally, pursuant to Mr. Adams' employment agreement, he is entitled to reimbursement for his reasonable travel expenses incurred in connection with commuting to and from his personal residence and our offices, a housing allowance of $5,600 per month and an annual automobile allowance, or a leased automobile, with a value of $75,000.

        Other Named Executive Officer Compensation.    The Compensation Committee set 2008 base salaries and cash incentive bonus targets for Dr. Corrigan and Messrs. Koven, Iwicki and Scumaci based on a comparison of our peer compensation group, with the goal of being near the median of the peer group. Mr. Iwicki's 2008 base salary and cash incentive bonus target were set pursuant to the terms of his employment agreement.

        Base Salaries.    The Compensation Committee set 2008 annual base salaries for Dr. Corrigan and Messrs. Koven, Iwicki and Scumaci at $545,000, $525,000, $500,000 and $520,000, respectively. The Compensation Committee initially set the 2007 annual base salaries for Dr. Corrigan and Mr. Scumaci at $470,250 and $449,350, respectively. In May 2007, the Compensation Committee increased the annual base salaries of Dr. Corrigan and Mr. Scumaci for the remainder of 2007 to $517,275 and $494,285, respectively, to ensure equitable compensation among our named executive officers. Messrs. Koven and Iwicki's annual base salaries during 2007 were $500,000 and $475,000, respectively, pursuant to their employment agreements and were pro rated to reflect the commencement of their employment in March 2007 and October 2007, respectively. In order to maintain the annual base salaries for Dr. Corrigan and Messrs. Koven, Iwicki and Scumaci near the median of executives in our peer group performing similar functions, the Compensation Committee increased their salaries for 2009 to $561,500, $541,000, $515,000 and $536,000, respectively, effective April 1, 2009.

        Cash Incentive Bonuses.    For 2008, the Compensation Committee established target cash incentive bonuses for our named executive officers. The portion of the target bonuses actually awarded to each named executive officer was based in part on the Compensation Committee's review of the following:

  •
  Specific Financial Targets.    The payment of cash incentive bonuses to our named executive officers for 2008 depended, in part, upon the achievement of gross revenue of approximately $1.4 billion and net income of approximately $190 million during 2008, neither of which was achieved. In determining the relevance of these financial targets in the final award of cash incentive bonuses for 2008, the Compensation Committee considered, among other factors, the expected and actual direct impact of each individual named executive officer on the achievement of our financial targets and the weighting assigned to these targets in the respective executive officer's 2008 objectives, which ranged from a weighting of 15% to 40% depending on the individual's function.

  •
  Commercial Objectives.    Additionally, the payment of cash incentive bonuses to our named executive officers for 2008 depended, in part, upon the achievement of certain commercial objectives applicable to Sepracor. Specifically, these objectives related to commercialization efforts, research and development activities and corporate development and licensing objectives. The Compensation Committee determined that the commercial objectives established under the 2008 cash incentive bonus program were partially achieved, while key sales targets for LUNESTA® and our XOPENEX® products were not achieved.

  •
  Specific Performance Targets.    The cash incentive bonus payment to each named executive officer also depended on achievement of performance targets specific to each named executive officer, and the targets were designed to require significant effort and operational success on the part of our named executive officers. These performance targets were established at the beginning of 2008 and related specifically to each officer's function and department. The Compensation Committee determined that the performance targets established for each named executive officer for 2008 were largely achieved.

        As discussed above, the Compensation Committee set the bonus payouts for each named executive officer by a comparison to our peer group, with the goal of being near the median of the peer group. Accordingly, the target bonus percentages for Dr. Corrigan and Messrs. Koven and Scumaci were set at 50% of their respective base salaries (as determined in May 2008), or $272,500, $262,500 and $260,000, respectively. Except with regard to financial targets, as described above, the Compensation Committee does not assign particular weighting to any of the categories of factors discussed above to determine the portion of the targeted cash incentive awards actually paid to the named executive officers. Based on its review of Sepracor's performance during 2008 and each individual named executive officer's performance during 2008, the Compensation Committee awarded Dr. Corrigan and Mr. Scumaci 80% and 75% of their targeted cash bonus awards, respectively, compared to awards of 90% for 2007 performance, and awarded Mr. Koven 90% of his target cash bonus. Pursuant to his employment agreement, we guaranteed Mr. Koven a cash incentive bonus for 2007 equal to at least 50% of his annual base salary. For 2007, we paid Mr. Koven a cash incentive bonus of $210,000, representing the pro rated portion of his targeted cash incentive bonus from the commencement of his employment with us in March 2007.

        Pursuant to his employment agreement, we guaranteed Mr. Iwicki cash incentive bonuses for 2007 and 2008 equal to at least 60% of his annual base salary, and for 2008 we paid Mr. Iwicki a cash incentive bonus of $300,000. For 2007, we paid Mr. Iwicki a cash incentive bonus of $75,000, representing the pro rated portion of his targeted cash incentive bonus from the commencement of his employment with us in October 2007.

        Equity Compensation.    Each of Dr. Corrigan and Messrs. Iwicki, Koven and Scumaci received equity awards in the form of stock options and restricted stock grants as outlined in the Grants of Plan-Based Awards Table on page A-28. In granting these equity awards, the Compensation Committee sought to align equity compensation near the median of our compensation peer group.

        Other Compensation.    Pursuant to their respective employment agreements, Mr. Koven is entitled to a housing allowance of $3,750 per month and Mr. Iwicki is entitled to a housing allowance of $3,750 per month until the third anniversary of the commencement of his employment. Dr. Corrigan and Messrs. Iwicki, Koven and Scumaci are each entitled to an annual automobile allowance, or a leased automobile, with a value up to $60,000.

        Former Executive Chairman Compensation.    In December 2007, we entered into an executive retirement agreement with Mr. Barberich under which he served as our Executive Chairman through May 13, 2008. In connection with this agreement, Mr. Barberich agreed to act as an advisor to Sepracor, and we agreed to pay Mr. Barberich $1,650,000 annually from December 27, 2007 through the expiration of the agreement, which will be no later than December 31, 2009. In addition, pursuant to the terms of the retirement agreement, Mr. Barberich also received an annual base salary of $960,000 while he was serving as our Executive Chairman. The amounts paid to Mr. Barberich in connection with his retirement agreement are in consideration of the valuable and unique contributions Mr. Barberich made as Executive Chairman and has made and is expected to continue to make in his advisory role going forward.

        Mr. Barberich's annual base salary for 2007 was $914,375. For 2007, the Compensation Committee set Mr. Barberich's target cash incentive bonus at 80% of his annual base salary, or $731,500. For 2007, the Compensation Committee awarded Mr. Barberich 90% of his target cash incentive bonus, or $660,000.

        In connection with his executive retirement agreement, in December 2007 we granted Mr. Barberich 47,500 shares of restricted common stock, 23,750 of which vested on the first anniversary of the grant date and 23,750 of which will vest on the second anniversary of the grant date, subject to certain acceleration provisions.

        Former CFO Compensation.    Mr. Southwell served as our Chief Financial Officer through May 20, 2008, at which time he resigned from such position. In determining Mr. Southwell's compensation for 2008, the Compensation Committee considered salaries paid by our peer compensation group. Mr. Southwell's annual base salary for 2008 was $530,000. Mr. Southwell's 2007 annual base salary was initially set at $459,000 and was increased to $505,780 by the Compensation Committee in May 2007 to ensure equitable compensation among our named executive officers.

        On May 14, 2008, we entered into a severance and consulting agreement with Mr. Southwell pursuant to which he resigned as our Chief Financial Officer on May 20, 2008. Following such resignation date, Mr. Southwell continued to serve as our consultant through December 31, 2008 to assist in the transition of his work and to provide such other advice and assistance on corporate projects as reasonably requested by our Chief Executive Officer. During this consulting period, we paid Mr. Southwell a consulting fee based on an annual rate of $530,000, payable in bi-weekly installments.

        The severance and consulting agreement also provides for the following severance benefits to Mr. Southwell: (a) for a period of 24 months beginning on January 1, 2009, a severance payment equal to $795,000 per year, payable in bi-weekly installments, (b) continued health care benefits and (c) continued use of a company vehicle. Mr. Southwell has agreed that, during this 24-month period, he will not directly or indirectly compete with our business or solicit or hire our employees.

Compensation Recovery Policy

        In October 2008, our Compensation Committee approved a Compensation Recovery Policy that applies to our Chief Executive Officer, Chief Financial Officer and each Executive Vice President. This policy provides that in the event of a material restatement of our financial statements, our Board of Directors will review the facts and circumstances that led to the requirement for the restatement and will take actions it deems necessary and appropriate. The Board will consider whether any of the aforementioned executive officers received compensation based on the original financial statements because it appeared financial performance targets were achieved but based on the restatement were not achieved. The Board will also consider the accountability of any executive whose acts or omissions were responsible in whole or in part for the events that led to the restatement and whether such actions or omissions constituted misconduct. After review of an executive's conduct and all other relevant facts, the actions the Board could elect to take include any disciplinary action, up to and including termination and recovery of all or part of any bonus or other compensation paid to the executive officer that was based upon achievement of financial results that were subsequently restated.

Compliance with Internal Revenue Code Section 162(m)

        Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1.0 million paid to a company's chief executive officer and its other three executive officers (other than the chief financial officer) whose compensation is required to be disclosed to our stockholders under the Exchange Act by reason of being among the most highly compensated officers. Qualified performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential effects of

Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, the compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and are in the best interest of Sepracor and our stockholders.

SUMMARY COMPENSATION TABLE

        The following table sets forth the total compensation paid or accrued for the years ended December 31, 2008, 2007 and 2006 for our principal executive officer, our principal financial officer, our former principal financial officer, our other three most highly compensated executive officers who were serving as executive officers on December 31, 2008 and our former Executive Chairman, who would have been one of our three most highly compensated executive officers on December 31, 2008 but for the fact he was not an executive officer on December 31, 2008.

Name and Principal Position	Year	Salary		Bonus		Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Adrian Adams(5)	2008	$1,050,000		$—		$2,578,694	$1,986,051	$682,500	$288,486	$6,585,731
President and Chief	2007	636,923	(6)	—		1,651,876	1,377,204	666,640	228,988	4,561,631
Executive Officer	2006	—		—		—	—	—	—	—
Timothy J. Barberich(5)	2008	648,442		—		1,685,310	1,794,966	—	1,898,415	6,027,133
Former Executive Chairman	2007	914,375		—		1,253,159	2,109,432	660,000	17,280	4,954,246
	2006	875,000		—		810,683	5,741,183	525,000	14,627	7,966,493
David P. Southwell(7)	2008	227,283		—		133,669	148,937	—	388,456	898,345
Former Chief	2007	488,041		—		425,588	1,095,345	230,000	6,016	2,244,990
Financial Officer and	2006	440,000		—		179,204	2,808,988	154,440	4,674	3,587,306
Executive Vice President,
Corporate Planning,
Development and Licensing
Mark H.N. Corrigan, M.D.	2008	545,000		—		665,770	1,731,589	218,000	22,134	3,182,493
Executive Vice President,	2007	499,133		—		478,295	2,292,539	235,000	7,448	3,512,415
Research and Development	2006	450,000		—		219,738	2,165,522	184,500	4,790	3,024,550
Andrew I. Koven(8)	2008	525,000		—		731,460	377,449	236,250	141,354	2,011,513
Executive Vice President,	2007	398,077	(9)	150,000	(10)	396,450	192,809	210,000	98,590	1,445,926
General Counsel and	2006	—		—		—	—	—	—	—
Corporate Secretary
Robert F. Scumaci	2008	520,000		—		612,923	1,002,174	195,000	20,077	2,350,174
Executive Vice	2007	476,950		—		425,588	820,586	225,000	6,056	1,954,180
President, Chief Financial	2006	430,000		—		179,204	1,924,461	150,930	4,601	2,689,196
Officer
Mark Iwicki(11)	2008	500,000		—		549,047	399,912	300,000	214,948	1,963,907
Executive Vice President	2007	82,212	(12)	175,000	(13)	79,273	66,615	75,000	15,668	493,768
and Chief Commercial	2006	—		—		—	—	—	—	—
Officer

(1)
The amounts in the Stock Awards column reflect the dollar amounts recognized as compensation cost for financial statement reporting purposes for the years ended December 31, 2008, 2007 and 2006 in accordance with SFAS 123(R) of restricted stock awarded under our equity plans and may include amounts from awards granted in and prior to the applicable year. There can be no assurance that the SFAS 123(R) amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note N to our audited consolidated financial statements for the year ended December 31, 2008 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2009.

(2)
The amounts in the Option Awards column reflect the dollar amounts recognized as compensation cost for financial statement reporting purposes for the years ended December 31, 2008, 2007 and 2006 in accordance with SFAS 123(R) of stock options granted under our equity plans and may include amounts from stock options granted in and prior to the applicable year. There can be no assurance that the SFAS 123(R) amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note N to our audited consolidated financial statements for the year ended December 31, 2008 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2009.

(3)
The amounts in the Non-Equity Incentive Plan Compensation column reflect amounts earned during the years ended December 31, 2008, 2007 and 2006 under our 2008, 2007 and 2006 cash incentive bonus plans, respectively. The amount paid to Mr. Iwicki was granted under his employment agreement with us.

(4)
For the year ended December 31, 2008, the amounts in this column consist of (i) the value of a medical insurance opt-out for Mr. Adams of $1,161, (ii) the value of non-qualified moving expenses for Mr. Iwicki of $135,313, (iii) director compensation paid to Mr. Barberich subsequent to him becoming a non-employee director in May 2008 of $42,177, (iv) the value of accrued but unpaid vacation time paid to Messrs. Barberich and Southwell of $46,763 and $27,175, respectively, upon termination of employee status and (v) the following:

Name	Taxable Portion of Life Insurance Premiums Paid by Sepracor	Consulting and Advisory Fees Paid	Sepracor's Contribution to 401(k) Plan	Payments for Sepracor Automobile	Travel Reimbursement	Housing Allowance
Adrian Adams	$16,930	$—	$—	$24,148	$137,040	$109,207
Timothy J. Barberich	8,538	1,797,437	3,500	—	—	—
David P. Southwell	1,163	340,971	3,500	15,647	—	—
Mark H.N. Corrigan, M.D.	4,525	—	3,500	14,109	—	—
Andrew I. Koven	4,355	—	3,500	24,205	49,180	60,114
Robert F. Scumaci	2,812	—	3,500	13,765	—	—
Mark Iwicki	1,800	—	—	16,763	—	61,072

        For the year ended December 31, 2007, the amounts in this column consist of the value of a medical insurance opt-out for Mr. Adams of $955 and the following:

Name	Taxable Portion of Life Insurance Premiums Paid by Sepracor	Sepracor's Contribution to 401(k) Plan	Payments for Sepracor Automobile	Travel Reimbursement	Housing Allowance
Adrian Adams	$9,795	$—	$9,463	$125,904	$82,871
Timothy J. Barberich	13,780	3,500	—	—	—
David P. Southwell	2,516	3,500	—	—	—
Mark H.N. Corrigan, M.D.	3,948	3,500	—	—	—
Andrew I. Koven	3,233	3,500	7,344	29,568	54,945
Robert F. Scumaci	2,556	3,500	—	—	—
Mark Iwicki	317	—	—	—	15,351

        For the year ended December 31, 2006, the amounts in this column consist of:

Name	Taxable Portion of Insurance Premiums Paid by Sepracor	Sepracor's Contribution to 401(k) Plan
Timothy J. Barberich	$12,127	$2,500
David P. Southwell	2,174	2,500
Mark H.N. Corrigan, M.D.	2,290	2,500
Robert F. Scumaci	2,101	2,500

        Automobile payments, travel reimbursement and housing allowances include tax gross-up amounts.

(5)
Mr. Adams was appointed as our President on March 1, 2007 and as our Chief Executive Officer on May 14, 2007, and Mr. Barberich resigned as Chief Executive Officer and became our Executive Chairman as of May 14, 2007. On May 14, 2008, Mr. Barberich retired as our Executive Chairman and has since served as Chairman of our Board of Directors. He has agreed to serve as our advisor through December 31, 2009 pursuant to the terms of the executive retirement agreement he entered into with us in December 2007.

(6)
Represents the pro-rated amount of Mr. Adams's 2007 annual base salary of $800,000.

(7)
On May 20, 2008, Mr. Southwell resigned as our Chief Financial Officer and Executive Vice President, Corporate Planning, Development and Licensing. Mr. Southwell served as our consultant through December 31, 2008 to assist in the transition of his work and to provide such other advice and assistance on corporate projects requested by our Chief Executive Officer.

(8)
Mr. Koven was appointed as our Executive Vice President, General Counsel and Corporate Secretary on March 1, 2007.

(9)
Represents the pro-rated amount of Mr. Koven's 2007 annual base salary of $500,000.

(10)
Pursuant to the terms of Mr. Koven's employment agreement with us, we paid Mr. Koven a one-time sign-on bonus of $150,000.

(11)
Mr. Iwicki was appointed as our Executive Vice President and Chief Commercial Officer on October 15, 2007.

(12)
Represents the pro-rated amount of Mr. Iwicki's 2007 annual base salary of $475,000.

(13)
Pursuant to the terms of Mr. Iwicki's employment agreement with us, we paid Mr. Iwicki a one-time sign-on bonus of $175,000.

        The following table sets forth information concerning each grant of an award made to a named executive officer during the year ended December 31, 2008 under any plan, contract, authorization or arrangement pursuant to which cash, securities, similar instruments or other property may be received.

GRANTS OF PLAN-BASED AWARDS IN 2008

Name	Grant Date	Target Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)	Stock Awards: Number of Shares of Stock(2)	Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4)
Adrian Adams		$1,050,000	—	—	$—	$—
	5/20/08	—	120,000	—	—	2,551,200
	5/20/08	—	—	175,000	21.26	2,021,427
Mark H.N. Corrigan, M.D.		272,500	—	—	—	—
	5/20/08	—	35,000	—	—	744,100
	5/20/08	—	—	42,165	21.26	487,048
Andrew I. Koven		262,500	—	—	—	—
	5/20/08	—	55,000	—	—	1,169,300
	5/20/08	—	—	92,165	21.26	1,064,599
Robert F. Scumaci		260,000	—	—	—	—
	5/20/08	—	35,000	—	—	744,100
	5/20/08	—	—	142,165	21.26	1,642,149
Mark Iwicki		300,000	—	—	—	—
	5/20/08	—	35,000	—	—	744,100
	5/20/08	—	—	42,165	21.26	487,048

(1)
Reflects the target award amounts under our 2008 cash incentive bonus plan. The amounts actually paid to the named executive officers under the 2008 cash incentive bonus plan are shown above in the Summary Compensation Table under Non-Equity Incentive Plan Compensation.

(2)
These shares of restricted stock vest as to 33 1/3% on the first, second and third anniversaries of the grant date.

(3)
These options vest as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(4)
The amount reported under Grant Date Fair Value of Stock and Option Awards is computed in accordance with SFAS 123(R).

Information Relating to Equity Awards and Holdings

        The following table sets forth information concerning restricted stock that has not vested, stock options that have not been exercised and equity incentive plan awards for each of the named executive officers outstanding as of December 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards(1)						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested		Market Value of Shares That Have Not Vested
Adrian Adams	100,000	(2)	400,000	(2)	$49.47	3/07/17	83,334	(3)	$915,007
	—		175,000	(17)	21.26	5/19/18	120,000	(18)	1,317,600
Timothy J. Barberich	200,000	(4)	—		59.13	2/24/09	34,200	(14)	375,516
	70,278	(5)	—		27.00	5/02/11	23,750	(15)	260,775
	424,994	(6)	—		6.24	8/22/12	11,667	(16)	128,104
	90,000	(7)	60,000	(7)	64.50	2/23/15	5,000	(18)	54,900
	40,000	(8)	60,000	(8)	55.54	3/15/16	—		—
	5,000	(9)	20,000	(9)	53.35	5/14/17	—		—
	—		10,000	(17)	21.26	5/19/18	—		—
David P. Southwell	120,000	(4)	—		59.13	2/24/09	6,900	(14)	75,762
	77,500	(5)	—		27.00	5/02/11	11,667	(16)	128,104
	60,000	(7)	40,000	(7)	64.50	2/23/15	—		—
	6,900	(8)	10,350	(8)	55.54	3/15/16	—		—
	5,000	(9)	20,000	(9)	53.35	5/14/17	—		—
Mark H.N. Corrigan, M.D.	70,000	(10)	—		16.78	4/16/13	9,750	(14)	107,055
	20,000	(11)	20,000	(11)	27.70	2/10/14	11,667	(16)	128,104
	60,000	(7)	40,000	(7)	64.50	2/23/15	35,000	(18)	384,300
	9,700	(8)	14,550	(8)	55.54	3/15/16	—		—
	5,000	(9)	20,000	(9)	53.35	5/14/17	—		—
	—		42,165	(17)	21.26	5/19/18
Andrew I. Koven	14,000	(2)	56,000	(2)	49.47	3/07/17	20,000	(3)	219,600
	—		92,165	(17)	21.26	5/19/18	55,000	(18)	603,900
Robert F. Scumaci	120,000	(4)	—		59.13	2/24/09	6,900	(14)	75,762
	15,000	(12)	—		71.88	10/25/10	11,667	(16)	128,104
	15,000	(13)	—		55.88	2/21/11	35,000	(18)	384,300
	75,000	(5)	—		27.00	5/02/11	—		—
	2	(6)	—		6.24	8/22/12	—		—
	45,000	(7)	30,000	(7)	64.50	2/23/15	—		—
	6,900	(8)	10,350	(8)	55.54	3/15/16	—		—
	5,000	(9)	20,000	(9)	53.35	5/14/17	—		—
	—		142,165	(17)	21.26	5/19/18	—		—
Mark Iwicki	30,000	(19)	120,000	(19)	24.89	10/17/17	64,000	(20)	702,720
	—		42,165	(17)	21.26	5/19/18	35,000	(18)	384,300

(1)
All share and exercise price information has been adjusted to reflect a two-for-one split of our common stock effected on February 25, 2000.

(2)
These stock options were granted on March 8, 2007. The stock options vest as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(3)
These shares of restricted stock were granted on March 8, 2007. These shares of restricted stock vest as to 33 1/3% on the first, second and third anniversaries of the grant date.

(4)
These stock options were granted on February 24, 1999. The stock options vested as to 33 1/3% on the date the closing price per share of our common stock first reached or exceeded $100.00 per share for 20 consecutive trading days, which was June 28, 2000, and as to an additional 33 1/3% on the first and second anniversaries of such date.

(5)
These stock options were granted on May 3, 2001. On March 1, 2007, at the election of the persons holding these stock options, the exercise price was increased from $24.54 to $27.00. The stock options vested as to 33 1/3% on the first, second and third anniversaries of the grant date.

(6)
These stock options were granted on August 23, 2002. Of the total stock options granted to each person: (a) approximately two-thirds vested as to 50% on the first and second anniversaries of the grant date; and (b) approximately one-third vested upon final approval by the FDA of our product LUNESTA®, referred to as the LUNESTA® Approval Date, which occurred on December 15, 2004.

(7)
These stock options were granted on February 24, 2005. The stock options vest as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(8)
These stock options were granted on March 16, 2006. The stock options vest as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(9)
These stock options were granted on May 15, 2007. The stock options vest as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(10)
These stock options were granted on April 17, 2003. Of the 425,000 stock options initially granted: (a) 350,000 vested as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date; (b) 50,000 vested on the LUNESTA® Approval Date and (c) 25,000 vested on the grant date.

(11)
These stock options were granted on February 11, 2004. The stock options vested as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(12)
These stock options were granted on October 26, 2000. The stock options vested as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(13)
These stock options were granted on February 22, 2001. The stock options vested as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(14)
These shares of restricted stock were granted on March 16, 2006. The number of shares of restricted stock included in the table represents the unvested portion of the original award which vests as to 20% of the aggregate award on the first, second, third, fourth and fifth anniversaries of the grant date. One half of the unvested shares included in the table vest on March 16, 2009 and the remaining one half vest on March 16, 2010.

(15)
These shares of restricted stock were granted on December 27, 2007. The number of shares of restricted stock included in the table represents the unvested portion of the original award which vests as to 50% on the first and second anniversaries of the grant date. The unvested shares included in the table vest on December 27, 2009.

(16)
These shares of restricted stock were granted on May 15, 2007. The number of shares of restricted stock included in the table represents the unvested portion of the original award which vests as to 33 1/3% on the first, second and third anniversaries of the grant date. One half of the unvested shares included in the table vest on May 15, 2009, and the remaining one half vests on May 15, 2010.

(17)
These stock options were granted on May 20, 2008. The stock options vest as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(18)
These shares of restricted stock were granted on May 20, 2008. The number of shares of restricted stock vest as to 33 1/3% on the first, second and third anniversaries of the grant date.

(19)
These stock options were granted on October 18, 2007. The stock options vest as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date.

(20)
These shares of restricted stock were granted on October 18, 2007. The number of shares of restricted stock included in the table represents the unvested portion of the original award, which vests as to 20% on the first, second, third, fourth and fifth anniversaries of the grant date. One quarter of the unvested shares included in the table vests on each of October 18, 2009, 2010, 2011 and 2012.

        The following table sets forth information concerning the exercise of stock options and the vesting of restricted stock during 2008 for each of our named executive officers.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(#)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Adrian Adams	—	—	41,666	$780,821
Timothy J. Barberich	—	—	48,583	692,438
David P. Southwell	—	—	10,033	188,382
Mark H.N. Corrigan, M.D.	—	—	10,983	204,684
Andrew I. Koven	—	—	10,000	187,400
Robert F. Scumaci	—	—	10,033	188,382
Mark Iwicki	—	—	16,000	208,320

(1)
Value realized upon vesting is based on the closing sales price of our common stock on the applicable vesting date.

Employment Agreements and Change in Control Agreements

        Adams Employment Agreement.    Under an amended and restated employment agreement, dated November 6, 2008, as amended December 23, 2008, between us and Mr. Adams, we have agreed that in the event Mr. Adams' employment is terminated by us without cause or by Mr. Adams for good reason, Mr. Adams will be entitled to (a) continued salary and benefits for 24 months following termination, (b) payment of the pro rated portion of the bonus under our executive incentive plan that he would have otherwise been paid, (c) payment, over a 24-month period, of an amount equal to two times his average annual bonus for the prior two years, (d) payment of COBRA premiums for the 24 months following his termination and (e) participate in our executive retiree health benefit program at his own expense. Notwithstanding the foregoing, no amounts will be paid to Mr. Adams under his employment agreement, as amended, if he receives compensation under the executive retention agreement described below. For purposes of Mr. Adams' employment agreement, termination for "cause" means, in summary, the willful failure by Mr. Adams to substantially perform reasonably assigned duties that is not cured within 30 days after written notice from our Board, his willful engagement in illegal conduct or gross misconduct which is materially injurious to Sepracor or the material breach of the non-competition, non-solicitation and assignment of intellectual property rights provisions of the employment agreement. For purposes of Mr. Adams' employment agreement, termination for "good reason" means, in summary, Sepracor's material breach of the employment agreement, any material adverse change in Mr. Adams' title, authorities, duties or relocation of Sepracor's principal offices to an area more than 40 miles from the current location of Sepracor's principal offices.

        Executive Officer Employment Agreements.    On November 6, 2008, we entered into amended and restated employment agreements, which were amended on December 23, 2008, with each of our executive officers, Dr. Corrigan, Messrs. Iwicki, Koven, and Scumaci and Richard Ranieri, our Executive Vice President, Human Resources and Administration. Pursuant to these employment agreements, we have agreed with each of our executive officers that in the event such executive officer's employment is terminated by us without cause or by the executive officer for good reason, such executive officer is entitled to:

  •
  continued salary and benefits for 24 months following termination;

  •
  payment, over such 24-month period, of an amount equal to one and a half times his average annual bonus for the prior two years;

  •
  the pro rated portion of the bonus under our executive incentive plan that he would have otherwise been paid;

  •
  payment of COBRA premiums for the 24 months following his termination; and

  •
  participate in our executive retiree health benefit program at the executive officer's own expense.

        Notwithstanding the foregoing, no amounts will be paid under any of the executive officer employment agreements if the respective executive officer receives compensation under the executive retention agreement described below. For purposes of the executive officer employment agreements, termination for "cause" means, in summary, the willful failure by the executive officer to substantially perform reasonably assigned duties that is not cured within 30 days after written notice from our Board, his willful engagement in illegal conduct or gross misconduct which is materially injurious to Sepracor or the material breach of the non-competition, non-solicitation and assignment of intellectual property rights provisions of the employment agreement. For purposes of the executive officer employment agreements, termination for "good reason" means, in summary, Sepracor's material breach of the employment agreement, any material adverse change in the executive officer's title, authorities, duties or relocation of Sepracor's principal offices to an area more than 40 miles from the current location of Sepracor's principal offices.

        Barberich Executive Retirement Agreement.    On December 27, 2007, we entered into an executive retirement agreement with Mr. Barberich, pursuant to which Mr. Barberich served as our Executive Chairman until May 13, 2008, at which time he ceased to be our employee. Upon such termination of his employment, Mr. Barberich became an advisor to Sepracor, and he has agreed to continue to serve in such capacity until December 31, 2009. Through the expiration of this agreement, Mr. Barberich will receive $1,650,000 per year. We also granted Mr. Barberich 47,500 shares of restricted common stock in connection with this agreement, 23,750 of which vested on the first anniversary of the grant date and 23,750 of which will vest on the second anniversary of the grant date, subject to certain acceleration provisions.

        Southwell Severance and Consulting Agreement.    On May 14, 2008, we entered into a severance and consulting agreement with Mr. Southwell pursuant to which he resigned as our Chief Financial Officer on May 20, 2008. Following such resignation date, Mr. Southwell continued to serve as our consultant through December 31, 2008 to assist in the transition of his work and to provide such other advice and assistance on corporate projects as reasonably requested by our Chief Executive Officer. During this consulting period, we paid Mr. Southwell a consulting fee based on an annual rate of $530,000, payable in bi-weekly installments.

        The severance and consulting agreement also provides for the following severance benefits to Mr. Southwell: (a) for a period of 24 months beginning on January 1, 2009, a severance payment equal to $795,000 per year, payable in bi-weekly installments, (b) continued health care benefits and (c) continued use of a company vehicle. During this 24 month period, Mr. Southwell agrees that he will not directly or indirectly compete with our business or solicit or hire our employees.

        Upon termination of his employment, Mr. Southwell ceased being eligible for payments and benefits upon a change in control.

        280G Gross-up Plan.    In February 1999, the Board of Directors approved a plan concerning the payment of gross-up payments to our officers and employees. In the event of a change in ownership or control of Sepracor, if any of the payments or benefits received by any of our officers or employees constitute "parachute payments" under Section 280G of the Code and are therefore subject to the excise tax imposed by Section 4999 of the Code, we shall pay to such officer or employee an additional gross-up payment so that the officer or employee will be placed in the same after-tax financial position he would have been in if the officer or employee had not incurred any tax liability under Section 4999 of the Code.

        Executive Retention Agreements.    The Compensation Committee approved executive retention agreements for Mr. Scumaci in February 2001, Dr. Corrigan in April 2003, for each of Messrs. Adams and Koven in March 2007, for Mr. Iwicki in October 2007 and for Mr. Ranieri in August 2008. These agreements were all amended on December 23, 2008 to comply with Section 409A of the Code.

        The executive retention agreement between us and Mr. Adams provides that if there is a change in control of Sepracor, as defined in the agreement, then:

  •
  Mr. Adams will receive an amount equal to three times his highest annual salary and bonus during the five full fiscal years prior to the change in control;

  •
  Mr. Adams will continue to receive, for a period of 24 months, benefits comparable to those he was receiving immediately prior to the change in control, with limited exceptions, even if his employment terminates during the 24-month period; and

  •
  all stock options held by him will vest and become fully exercisable, and all restricted stock awards will vest in full.

        The executive retention agreements between us and the other executive officers mentioned above provide that if there is a change in control of Sepracor, as defined in the agreement, and the executive officer is terminated without cause, or the executive officer resigns for good reason, within 24 months following the change in control, then:

  •
  the executive officer will receive an amount equal to two times his highest annual salary and bonus during the five full fiscal years prior to the change in control;

  •
  the executive officer will continue to receive, for a period of 24 months after termination of employment, benefits comparable to those he was receiving prior to termination; and

  •
  all stock options held by the executive officer will vest and become fully exercisable, and all restricted stock awards will vest in full.

        For purposes of the executive retention agreements, termination for "cause" means, in summary, the willful failure by the executive to substantially perform reasonably assigned duties that is not cured within 30 days after written notice from our Board, his willful engagement in illegal conduct or gross misconduct which is materially injurious to Sepracor or the material breach of the non-competition, non-solicitation and assignment of intellectual property rights provisions of the employment agreement. Termination for "good reason" means, in summary, Sepracor's material breach of the retention agreement, any material adverse change in the executive's title, authorities, duties or relocation of

Sepracor's principal offices to an area more than 40 miles from the current location of Sepracor's principal offices. For purposes of the executive retention agreements, "change in control" means, in summary, the acquisition by a person or group of 30% or more of our common stock, a change in the majority of our Board, the acquisition of Sepracor by merger, consolidation or reorganization, or the liquidation or dissolution of Sepracor.

Potential Termination and Change in Control Payments

        The following table sets forth information concerning potential termination or change in control payments to our named executive officers and assumes that such termination or change in control occurred on August 31, 2009. The benefits that each named executive officer would have received upon the events described in the table below are further summarized above under the heading "—Employment Agreements and Change in Control Agreements".

Name	Benefit	Termination Without Cause Or For Good Reason (Absent a Change in Control)		Payments Upon Change in Control (Absent Termination of Employment)		Payments Upon Termination Without Cause Or For Good Reason Within 24 Months Following a Change in Control
Adrian Adams	Severance Benefits
	Severance Payments	$3,645,500	(1)	$5,644,500	(3)	$—
	Health Care Benefits(2)	—		—		—
	Other Benefits(7)	—		302,892		—
	Market Value of Stock Vesting(4)	—		7,736,933		—
	280G Tax Gross Up	—		4,586,497		—
	Total	3,645,500		18,270,822
Timothy J. Barberich	Market Value of Stock Vesting(4)	—		1,405,809		—
	Total	—		1,405,809		—
Mark H.N. Corrigan, M.D.	Severance Benefits
	Severance Payments	1,462,750	(6)	—		1,593,000	(5)
	Health Care Benefits(2)	37,028		—		37,028
	Other Benefits(7)	—		—		37,268
	Market Value of Stock Vesting(4)	—		—		2,178,527
	280G Tax Gross Up	—		—		—
	Total	1,499,778		—		3,845,823
Andrew I. Koven	Severance Benefits
	Severance Payments	1,446,688	(6)	—		1,582,000	(5)
	Health Care Benefits(2)	37,028		—		37,028
	Other Benefits(7)	—		—		177,348
	Market Value of Stock Vesting(4)	—		—		2,501,127
	280G Tax Gross Up	—		—		1,324,889
	Total	1,483,716		—		5,622,392
Robert F. Scumaci	Severance Benefits
	Severance Payments	1,387,000	(6)	—		1,522,000	(5)
	Health Care Benefits(2)	32,793		—		32,793
	Other Benefits(7)	—		—		33,154
	Market Value of Stock Vesting(4)	—		—		2,274,012
	280G Tax Gross Up	—		—		—
	Total	1,419,793		—		3,861,959

Name	Benefit	Termination Without Cause Or For Good Reason (Absent a Change in Control)		Payments Upon Change in Control (Absent Termination of Employment)	Payments Upon Termination Without Cause Or For Good Reason Within 24 Months Following a Change in Control
Mark Iwicki	Severance Benefits
	Severance Payments	1,468,750	(6)	—	1,630,000	(5)
	Health Care Benefits(2)	37,028		—	37,028
	Other Benefits(7)	—		—	145,998
	Market Value of Stock Vesting(4)	—		—	3,366,860
	280G Tax Gross Up	—		—	1,360,167
	Total	1,505,778		—	6,540,053

(1)
This amount reflects continuation of annual base salary for 24 months and an amount equal to two times his average annual bonus payable to Mr. Adams during the last fiscal year.

(2)
This amount assumes annual COBRA or other annual healthcare premiums for 24 months equal to $37,028, in the case of Dr. Corrigan and Messrs. Koven and Iwicki; and $32,793, in the case of Mr. Scumaci. No annual COBRA premiums have been provided for Mr. Adams as he currently opts out of the Sepracor sponsored health care plan. Included in the Other Benefits, as described in footnote 7 below, is the payment made to Mr. Adams as a result of his decision to opt-out of the company sponsored health care plan.

(3)
This amount represents three times the highest annual salary and bonus earned during the last five years, or such shorter period if the executive has not been employed by us for five years.

(4)
These amounts are not contingent upon termination of employment. Market value of stock vesting is based on the Offer Price of $23.00. Pursuant to our equity incentive plans, upon a change in control (a) all options then outstanding automatically become exercisable in full and (b) all restrictions and conditions on all restricted stock awards then-outstanding automatically be deemed terminated or satisfied, including with respect to options and restricted stock held by our directors and named executive officers.

(5)
This amount represents two times the highest annual salary and bonus during the last five years, or such shorter period if the executive has not been employed by us for five years.

(6)
This amount represents continuation of annual base salary for 24 months and an amount equal to one and a half times the executive's average annual bonus for the prior two years.

(7)
This amount includes payments for the following during the relevant severance period: life insurance and automobile expenses for all executives; medical insurance opt-out payment for Mr. Adams; and housing allowances for Messrs. Adams, Koven and Iwicki. Amounts are estimated upon full year 2008 actual amounts paid.

 DIRECTOR COMPENSATION

        The following table sets forth information concerning the compensation of our directors who are not also named executive officers for the year ended December 31, 2008.

Name	Fees Earned or Paid in Cash	Option Awards(1)(2)(3)	Restricted Stock Awards(4)	All Other Compensation	Total
Timothy J. Barberich(5)	$42,177	$70,611	$64,981	—	$177,769
Digby W. Barrios	69,500	192,447	64,981	—	326,928
Robert J. Cresci(7)	88,500	208,335	64,981	—	361,816
James F. Mrazek	77,500	192,447	64,981	—	334,928
Lisa Ricciardi(6)	63,500	128,089	64,981	—	256,570
Timothy J. Rink(6)	57,500	192,447	64,981	—	314,928
Alan A. Steigrod	75,500	192,447	64,981	—	332,928

(1)
The amounts in this column reflect the dollar amount recognized as compensation cost for financial statement reporting purposes for the year ended December 31, 2008 in accordance with SFAS 123(R) of stock options granted under our equity plans and may include amounts from stock options granted in and prior to 2008. There can be no assurance that the SFAS 123(R) amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note N to our audited consolidated financial statements for the year ended December 31, 2008 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2009.

(2)
As of December 31, 2008, each non-employee director held the following aggregate number of shares under outstanding stock options:

Name	Number of Shares Underlying Outstanding Stock Options
Timothy J. Barberich	980,272
Digby W. Barrios	140,000
Robert J. Cresci	267,500
James F. Mrazek	220,000
Lisa Ricciardi	30,000
Timothy J. Rink	70,000
Alan A. Steigrod	185,000
(3)
The number of shares underlying stock options granted to our non-employee directors in 2008 and the Grant Date Fair Value of such stock options is:

Name	Grant Date	Number of Shares Underlying Stock Option Grants in 2008	Grant Date Fair Value of Stock Option Grants in 2008
Timothy J. Barberich	5/20/08	10,000	115,510
Digby W. Barrios	5/20/08	10,000	106,894
Robert J. Cresci	5/20/08	10,000	106,894
James F. Mrazek	5/20/08	10,000	106,894
Lisa Ricciardi	5/20/08	10,000	106,894
Timothy J. Rink	5/20/08	10,000	106,894
Alan A. Steigrod	5/20/08	10,000	106,894

(4)
The amounts in the Restricted Stock Awards column reflect the dollar amounts recognized as compensation cost for financial statement reporting purposes for the years ended December 31, 2008 in accordance with SFAS 123(R) of restricted stock awarded under our equity plans and may include amounts from awards granted in and prior to 2008. There can be no assurance that the SFAS 123(R) amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note N to our audited consolidated financial statements for the year ended December 31, 2008 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2009.

(5)
On May 14, 2008, Mr. Barberich retired as our Executive Chairman and has since served as Chairman of our board of directors. Upon retirement as Executive Chairman, Mr. Barberich began receiving director compensation as a non-employee director.

(6)
The Chairman and other members of the Special Committee of the Board were entitled to additional compensation at the rate of $2,500 per meeting of the Special Committee and a fixed payment of $25,000 in the case of the Chairman and $15,000 in the case of the other members.

        Director Compensation.    Commencing January 1, 2008, the following equity-based and cash-based compensation is provided to our non-employee directors:

  •
  an option to purchase 20,000 shares of common stock upon initial election to our Board, such stock option terminating on the earlier of ten years following the grant date and one year after the director ceases to serve on the Board and vesting over five years, 4,000 shares on the first anniversary of the grant date and as to 20% of the shares annually thereafter;

  •
  an option to purchase 10,000 shares of common stock on the date of each annual meeting of stockholders following which the director will continue to serve, assuming he or she has been serving on our Board for at least six months, such stock option terminating on the earlier of ten years after the grant date and one year after the director ceases to serve on our Board, and vesting on the date which is one business day prior to the next annual meeting of stockholders;

  •
  a grant of 5,000 shares of restricted common stock on the date of each annual meeting of stockholders following which the director will continue to serve, assuming he or she has been serving on our Board for at least six months, such grant vesting on the date which is one business day prior to the next annual meeting of stockholders;

  •
  $45,000 per year for service as a director;

  •
  $2,500 for each meeting of the Board attended;

  •
  an additional $8,000 per year for the lead director's service on the Board;

  •
  an additional $12,000 per year for a director's service on the Audit Committee, other than as chairman;

  •
  an additional $15,000 per year for a director's service as the chairman of the Audit Committee;

  •
  an additional $6,000 per year for a director's service on the Compensation Committee, other than as chairman;

  •
  an additional $8,000 per year for a director's service as the chairman of the Compensation Committee;

  •
  an additional $6,000 per year for a director's service on the Nominating and Corporate Governance Committee, other than as chairman;

  •
  an additional $8,000 per year for a director's service as the chairman of the Nominating and Corporate Governance Committee; and

  •
  expense reimbursement for attending Board and committee meetings.

        We do not pay directors who are also our employees any additional compensation for their service as a director.

        Equity Ownership Guidelines.    In 2006, we implemented equity ownership guidelines for our directors. These guidelines require our directors to hold equity interests in Sepracor having a market value of at least $250,000. Directors serving as of March 2006 are required to ensure they accumulate holdings of this amount by December 31, 2009, and those individuals who became directors after March 2006 have until December 31 in the year of the third anniversary of their appointment or election as a Board member to comply with the equity ownership requirement. The ownership guidelines increase to $500,000 on December 31, 2011, or, for directors appointed or elected subsequent to March 2006, on December 31 in the year of the fifth anniversary of the director's appointment or election as a Board member.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

        The Compensation Committee has reviewed and discussed the section of this proxy statement entitled "Compensation Discussion and Analysis" with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that such section be included in this proxy statement and incorporated by reference in Sepracor's Annual Report on Form 10-K for the year ended December 31, 2008.

By the Compensation Committee of the Board of Directors
James F. Mrazek (Chairman) Digby W. Barrios Lisa Ricciardi

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

        The Audit Committee has reviewed Sepracor's audited financial statements for the fiscal year ended December 31, 2008 and discussed them with Sepracor's management and its independent registered public accounting firm.

        The Audit Committee has also received from, and discussed with, Sepracor's independent registered public accounting firm various communications that Sepracor's independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

        The Audit Committee has received the written disclosures and the letter from Sepracor's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding Sepracor's independent registered public accounting firm's communication with the Audit Committee concerning independence, and has discussed with Sepracor's independent registered public accounting firm their independence.

        Based on the review and discussions referred to above, the Audit Committee recommended to Sepracor's Board of Directors that the audited financial statements be included in Sepracor's Annual Report on Form 10-K for the year ended December 31, 2008.

By the Audit Committee of the Board of Directors
Robert J. Cresci (Chairman) James F. Mrazek Alan A. Steigrod

Fees of Independent Registered Public Accounting Firm

  Auditors Fees

        The following table summarizes the fees that PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed to us for each of the last two years.

Fee Category	2008	2007
Audit Fees(1)	$1,805,153	$1,739,000
Audit-Related Fees(2)	135,157	25,000
Tax Fees(3)	60,124	471,045
All Other Fees(4)	340,172	19,000

Total Fees	$2,340,606	$2,254,045

    (1)
    Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, the review of the restated financial statements filed during 2007 and other professional services provided in connection with statutory and regulatory filings or engagements. In addition, audit fees include those fees related to PricewaterhouseCoopers LLP's audit of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. For 2007, audit fees consist of $550,000 of fees relating to the restatement of our financial statements.

    (2)
    Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees". These services related to our acquisition of Oryx Pharmaceuticals, Inc. (renamed Sepracor Pharmaceuticals, Inc.) in 2008 and fees for work related to a subsidiary in 2007.

    (3)
    Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services relate to the preparation of federal and state tax returns and quarterly estimated tax payments. Tax advice and tax planning services relate to miscellaneous items, such as research and development tax credit analysis, net operating loss carryforwards analysis, intercompany transactions and foreign tax laws and assistance with tax audits and appeals.

    (4)
    All other fees consist of fees relating to due diligence in 2008 and the preparation of a non-executive compensation report in 2008 and 2007.

  Pre-Approval Policies and Procedures

        The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedures described below.

        From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

        The Audit Committee has delegated authority to the Chairman of the Audit Committee to pre-approve any audit or non-audit service to be provided to Sepracor by our independent registered public accounting firm. Any approval of services by the Chairman of the Audit Committee pursuant to this delegated authority must be reported at the next meeting of the Audit Committee.

        During 2008, no services were provided to us by PricewaterhouseCoopers LLP other than in accordance with the pre-approval policies and procedures described above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own beneficially more than 10% of our common stock to file reports of ownership and changes in ownership of such stock with the SEC. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, our directors, executive officers and greater than 10% stockholders complied during 2008 with all applicable Section 16(a) filing requirements.

 Annex B

September 2, 2009

The Special Committee and the Board of Directors
Sepracor Inc.
84 Waterford Drive
Marlborough, Massachusetts 01752

Members of the Special Committee and of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.10 per share (the "Company Common Stock"), of Sepracor Inc. (the "Company") and the associated preferred stock purchase rights (the "Rights", and together with the shares of Company Common Stock, each a "Share" and collectively, the "Shares") of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, to be dated as of September 3, 2009 (the "Agreement"), among the Company, Dainippon Sumitomo Pharma Co., Ltd. (the "Acquiror") and its wholly-owned subsidiary, Aptiom, Inc. ("Acquisition Sub"). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all of the Shares (the "Tender Offer") at a price for each Share equal to $23.00 (the "Consideration") payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share, other than Shares held in treasury or Shares owned by the Acquiror, Acquisition Sub or any direct or indirect subsidiary of the Acquiror or of the Company and other than Appraisal Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the "Transaction".

In arriving at our opinion, we have (i) reviewed a draft dated September 2, 2009 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by the Company and its advisors with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Shares (other than Shares held by the Acquiror, Acquisition Sub and their respective affiliates) in the proposed Transaction and we express no opinion as to the fairness of the Transaction to any person or entity, or as to the fairness of any consideration to be received in connection therewith by the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Shares in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Special Committee (the "Special Committee") of the Board of Directors of the Company (the "Board") with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other significant financial advisory or other significant commercial or investment banking relationships with the Company or the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Shares in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Special Committee and the Board in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party (other than, on a confidential basis, to the Company's counsel and other advisors in connection with the Transaction, it being understood that the Company will be responsible for any breach by such counsel or advisors of the provisions of this sentence) for any purpose whatsoever except with our prior written approval. Notwithstanding the foregoing, this opinion may be reproduced in full in any proxy or information statement or Schedule 14D-9 relating to the Transaction all in accordance with, or as otherwise permitted by, the terms of our engagement letter with the Special Committee but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

 Annex C

[LETTERHEAD OF JEFFERIES & COMPANY, INC.]

September 2, 2009

The Special Committee of the Board of Directors
The Board of Directors
Sepracor Inc.
84 Waterford Drive
Marlborough, Massachusetts 01752

Members of the Special Committee and the Board:

        We understand that Sepracor Inc. ("Sepracor"), Dainippon Sumitomo Pharma Co., Ltd. ("DSP"), and Aptiom, Inc., a wholly-owned subsidiary of DSP ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Merger Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.10 per share, of Sepracor ("Sepracor Common Stock") at a purchase price of $23.00 per share in cash (the "Consideration"), and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into Sepracor (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Sepracor Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Consideration to be received in the Transaction by the holders of shares of Sepracor Common Stock (other than DSP, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed a draft dated September 2, 2009 of the Merger Agreement;

  (ii)
  reviewed certain publicly available financial and other information about Sepracor;

  (iii)
  reviewed certain information furnished to us by Sepracor's management, including financial forecasts, relating to the business, operations and prospects of Sepracor;

  (iv)
  held discussions with members of senior management of Sepracor concerning the matters described in clauses (ii) and (iii) above;

  (v)
  reviewed the share trading price history and valuation multiples for Sepracor Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

  (vi)
  compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

  (vii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Sepracor or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Sepracor that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Sepracor, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

The Special Committee of the Board of Directors
The Board of Directors
Sepracor Inc.
September 2, 2009

        With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. Sepracor has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Sepracor as to the future financial performance of Sepracor. We express no opinion as to Sepracor's financial forecasts or the assumptions on which they are made. We have relied, without independent investigation or verification, upon the assessments of the management of Sepracor as to the products and product candidates of Sepracor and the risks associated with such products and product candidates (including, without limitation, the probability of successful testing, development, marketing, and approval by appropriate governmental authorities of, and the potential impact of competition and expiration of patents on, such products and product candidates).

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Sepracor, DSP or the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal or accounting matters affecting Sepracor, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to Sepracor, the Special Committee of the Board of Directors of Sepracor (the "Special Committee") and the Board of Directors of Sepracor, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Sepracor and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Sepracor Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We also have assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Sepracor or the Transaction. We were not authorized to and did not solicit expressions of interest from any third parties with respect to the sale of all or any part of Sepracor or any alternative transaction.

        It is understood that our opinion is for the use and benefit of the Special Committee and the Board of Directors of Sepracor in their evaluation of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Sepracor, nor does it address the underlying business decision by Sepracor to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether holders of shares of Sepracor Common Stock should tender shares in the Tender Offer or how such holders should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Sepracor, other than the holders of shares of Sepracor Common Stock as set forth herein. We express no opinion as to the price at which shares of Sepracor Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation to be received by any of Sepracor's officers, directors or employees, or any class of such persons, in

The Special Committee of the Board of Directors
The Board of Directors
Sepracor Inc.
September 2, 2009

connection with the Transaction relative to the Consideration to be received by holders of shares of Sepracor Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

        We have been engaged to act as a financial advisor for the Special Committee in connection with the Transaction and will receive a fee for our services payable upon delivery of this opinion. We also will be reimbursed for expenses incurred. Sepracor has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of Sepracor in the ordinary course of our business, we and our affiliates also may trade or hold securities of Sepracor or DSP and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Sepracor, DSP or entities that are affiliated with Sepracor or DSP, for which we would expect to receive compensation.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of shares of Sepracor Common Stock (other than DSP, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies & Company, Inc.

JEFFERIES & COMPANY, INC.